This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on April 22, 2025 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[—]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Ultratrex Inc.
(Exact name of Registrant as specified in its charter)

__________________________________________

Not Applicable
(Translation of Registrants name into English)

__________________________________________

Cayman Islands	3531	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852
Tel: +65 6235 3388

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

__________________________________________

[Process Agent]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue 3rd Floor New York, NY 10017 Telephone: (212) 588 0022	Ross David Carmel, Esq. Shane Wu, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Telephone: (212) 930-9700

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2025

Ultratrex Inc.

[—] Class A Shares

This is an initial public offering of our Class A Shares, par value US$0.0001 per Class A Ordinary Share (the “Class A Shares”). We are offering, on a firm commitment basis, [—] Class A Shares. We anticipate that the initial public offering price of the Class A Shares will be between US$[—] and US$[—] per Class A Share.

Prior to this offering, there has been no public market for our Class A Shares. We have applied to list our Class A Shares on Nasdaq Capital Market under the symbol “[—].” This offering is contingent upon the listing of our Class A Shares on the Nasdaq Capital Market and there can be no assurance that we will be successful in listing our Class A Shares on the Nasdaq Capital Market. We will not close this offering unless such Class A Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Throughout this prospectus, unless the context indicates otherwise, any references to “[—],” “the Company,” or “our Company” are to Ultratrex Inc., a Cayman Islands holding company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Class A Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 10 to read about factors you should consider before buying our Class A Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on page 8 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiaries in Singapore, Malaysia, Indonesia and Japan. The Class A Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands.

Upon completion of this offering, our issued and outstanding shares will consist of [—] Class A Shares, assuming the underwriters’ over-allotment option is not exercised. We expect to be a controlled company as defined under the rules of Nasdaq Capital Market because, immediately after the completion of this offering, Mr. Halim will own approximately [—]% of our total issued and outstanding Class A and Class B Shares, representing approximately [—]% of the total voting power.

After this offering, Mr. Halim will control shares representing more than 50% of the total voting power of our shares. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

	Per Share		Total
Initial public offering price(1)	US$	[—]	US$	[—]
Underwriting discounts and commissions(2)	US$	[—]	US$	[—]
Proceeds to the Company before expenses(3)	US$	[—]	US$	[—]

____________

(1)       Initial public offering price per share is assumed to be US$[—], being the mid-point of the range set forth on the cover page of this prospectus.

(2)       We have agreed to pay the underwriter a discount equal to 7.0% of the public offering price. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Craft Capital Management LLC (“Craft Capital” or “Underwriter” or the “Representative). Underwriters will receive compensation, in addition to the underwriting discounts and non-accountable expense allowance, as set forth in the section entitled “Underwriting” beginning on page 102, including warrants, or the Representative’s warrants, in an amount equal to 6.0% of the aggregate number of Class A Shares sold by us in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 102.

(3)       Excludes fees and expenses payable to the underwriter. The total amount of underwriter expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 112.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Shares to the purchasers against payment on or about             , 2025.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Sole Book-Running Manager

CRAFT CAPITAL MANAGEMENT LLC

The date of this prospectus is             , 2025.

Until             , 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Shares and the distribution of this prospectus outside the United States.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on June 30 of each year. References in this prospectus to a financial year, such as “financial year 2024”, relate to our financial year ended June 30 of that calendar year.

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of the Malaysian Ringgit, Indonesian Rupiah and Japanese Yen into U.S. dollars for the financial years ended June 30, 2024 and June 30, 2023, the exchange rate set forth in the H10 statistical release of the Federal Reserve Board and Bank Indonesia on June 30, 2024.

	June 30, 2024	June 30, 2023
Period Ended USD: RM exchange rate	4.716	4.665
Period Ended USD: IDR exchange rate	16,394	15,083
Period Ended USD: JPY exchange rate	160.88	144.47

We make no representation that the Malaysian Ringgit, Indonesian Rupiah, Japanese Yen, or Singapore dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from market research, reports of governmental and international agencies and industry publications, gathered by the Company. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our business and operating strategies and our various measures to implement such strategies;

•        our operations and business prospects, including development and capital expenditure plans for our existing business;

•        changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

•        our financial condition, results of operations and dividend policy;

•        changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

•        the regulatory environment and industry outlook in general;

•        future developments in the supply of safety equipment market and actions of our competitors;

•        catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•        the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•        our ability to execute our strategies;

•        changes in the need for capital and the availability of financing and capital to fund those needs;

•        our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;

•        exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•        changes in interest rates or rates of inflation; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for the supply of safety equipment may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“CAGR” means compound annual growth rate.

“Company,” “our Company,” or “Ultratrex” means Ultratrex Inc. (Company No. 413086), an exempted company incorporated in the Cayman Islands with limited liability on August 15, 2024.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Directors” means the directors of our Company as at the date of this prospectus, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“Independent Directors Nominees” means the independent non-executive director nominees of our Company as at the date of this prospectus, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“Memorandum and Article of Association” means the memorandum and article of association of the Company filed with the Registry of Companies of the Cayman Islands on August 15, 2024.

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“RM” means Malaysian ringgit, the lawful currency of Malaysia.

“IDR” or “Rupiah” means Indonesian Rupiah, the lawful currency of Indonesia.

“JPY” or “¥”, means the Japanese Yen, the lawful currency of Japan.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Ultratrex Indonesia” means PT Ultratrex Indonesia (Business Identification Number 8120008722075), a limited liability company duly incorporated under the laws of the Republic of Indonesia.

“Ultratrex Japan” means Ultratrex Co., Ltd (Company No.: 0124-01-029719), a company incorporated in Japan with limited liability on 27 January 2015, and having its business address at 1-8-2 Marunouchi, Chiyoda-ku, Tokyo, Japan.

“Ultratrex Malaysia” means Ultratrex Machinery Sdn Bhd (Registration No 200801031690 (833023-M)) a limited liability company duly incorporated under the laws of Malaysia.

“Ultratrex Machinery Indonesia” means PT Ultratrex Machinery Indonesia (Business Identification Number 0602230033387), a limited liability company duly incorporated under the laws of the Republic of Indonesia.

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“Ultratrex Singapore” means Ultratrex Asia Pacific Pte. Ltd. (UEN. 20246703M), a company incorporated in Singapore with limited liability on 03 July 2024, and having its business address at 220 Orchard Road, #05-02 Midpoint Orchard, Singapore 238852.

“Ultratrex (Indonesia)” means Ultratrex Indonesia and Ultratrex Machinery Indonesia collectively.

“US$,” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

OVERVIEW

Ultratrex Inc. (referred to as “Ultratrex”) and its subsidiaries (collectively referred to as “the Group”) are one of the leading providers of environmental solutions, specializing in the manufacturing of:

•        amphibious machinery;

•        aquatic weed harvesters; and

•        dredgers.

We serve customers predominantly in Indonesia, Malaysia, Philippines, Singapore, Netherlands, United Arab Emirates with a smaller presence in other regions. Our principal activities are focused on delivering innovative, eco-friendly technologies and services designed to protect and enhance natural habitats, while supporting urban improvement and infrastructure development.

Ultratrex is dedicated to environmental cleanup and restoration projects. Our amphibious machinery, aquatic weed harvesters and dredgers play a crucial role in removing pollutants and sediments from water bodies, helping to rehabilitate natural habitats and improve water quality. Our commitment to environmental restoration ensures that our operations benefit both wildlife and human communities.

Beyond environmental cleanups, Ultratrex contributes to land reclamation projects aimed at urban improvement and infrastructure development. Our advanced amphibious machinery and dredgers facilitate the creation of new land for housing, commercial use, and public infrastructure, supporting sustainable urban growth and development.

We manufacture an extensive range of amphibious machinery, which includes a diverse selection of versatile models, such as amphibious excavators, long reach arm, and excavator mounted sectional barge. These machines are available in both customized configurations and standard variants, accommodating all major brand manufacturers, and covering a weight range from 5 to 50 tons. Designed to operate in sensitive environments, our amphibious machinery minimizes ecological disruption, making them ideal for projects in wetlands, marshes, and other vulnerable areas.

Aquatic weed harvesters are environmentally friendly machines designed to control excessive aquatic plant growth and remove floating solid waste. These heavy-duty harvesters are highly effective for managing both emergent and floating vegetation. Ultratrex offers a range of models depending on the type of weeds, lake size, desired percentage of weed removal, and the required harvesting speed.

We also excel in manufacturing dredgers that meet the specific needs of each project. Our dredgers are engineered to enhance operational efficiency while minimizing environmental impact. We offer a comprehensive range of equipment, technology, and services that support sustainable dredging practices, which is vital for maintaining and restoring aquatic ecosystems. We provide comprehensive support to our customers throughout the project lifecycle, assisting them from the project planning stages to the execution stage, ensuring optimal results for their projects.

Established initially in 2008 in Malaysia, our Group now operates two manufacturing facilities. One is situated in Johor Bahru, Johor, Malaysia, covering land area of approximately 160,000 square feet. The second facility is located in Klaten, Central Java, Indonesia, with a land space of approximately 224,000 square feet. Additionally, we maintain a warehousing facility in Kelapa Gading, North Jakarta, Indonesia, spanning approximately 37,000 square feet.

Our manufacturing facilities are equipped with advance machinery and equipment, and staffed by skilled and highly trained technical personnel. Operating on a global scale, Ultratrex is dedicated to swiftly delivering spare parts and technical services to our clients worldwide.

As an environmental solutions provider, Ultratrex is dedicated to delivering advanced, sustainable technologies that protect and enhance natural habitats while contributing to urban development. Our commitment to innovation, eco-friendly practices, and robust ESG principles drives our mission to make a positive environmental impact while delivering exceptional value to our clients.

We have a dedicated team of sales personnel led by our CEO responsible for driving sales growth and developing strong customer relationships. We also participate actively in exhibitions and trade fairs, and employ digital marketing tools to attract qualified leads for our products and services.

With our ability to manufacture amphibious machinery, aquatic weed harvesters and dredgers, along with our extensive market knowledge and experience, we believe we are well positioned as a market leader in the industry.

We also believe that our financial results reflect our strong market position. For the financial year ended June 30, 2023, our revenue was $9.0 million, and our net loss was $0.9 million. For the financial year ended June 30, 2024, our revenue was $20.8 million, and our net profit was $4.5 million. This is a growth of 131.4% in revenue and a turnaround of 594.0% into net profit respectively. The cost of revenue increased from $6.3 million in the financial year ended June 30, 2023 to $11.2 million in the financial year ended June 30, 2024.

COMPETITIVE STRENGTHS

We have a long and proven track record

We have been supplying our amphibious machinery, aquatic weed harvesters and dredgers to our customers over the last 17 years and have accumulated extensive industry experience. We believe our strong industry knowledge, reputation and consistent delivery of quality products and services have contributed to our success over the years. We believe our strong track record in the supply of amphibious machinery, aquatic weed harvesters and dredgers will facilitate the promotion and demand for our products with both existing and new customers, as well as the expansion of our business.

We have skilled manufacturing, quality control and after-sales servicing and maintenance teams

We have a skilled manufacturing team to produce high-quality amphibious machinery, aquatic weed harvesters and dredgers. Our quality control team ensures that each of our product undergoes stringent testing and inspection before delivery to ensure that it meets the highest standards of quality and performance. Additionally, we have a skilled after-sales servicing and maintenance team who have the relevant skills and expertise in the servicing and maintenance of our machines and troubleshooting and repair works. We have a team of 62 skilled technicians and mechanics, who are able to respond promptly to our customers’ requests. Our servicing and maintenance team have the required expertise and experience to carry out the appropriate maintenance and servicing works and to effectively troubleshoot and repair any issues faced by our customers. Our accumulated experience enables us to provide such value-added services to our customers.

In addition, our longstanding and close relationships with our customers also enables us to understand and anticipate our customer’s needs and maintain a ready inventory of spare parts that may be commonly required during servicing and repairs so as to reduce the downtime for our customers.

We have a strong product development team driving innovation and customization

We have a highly skilled and dedicated product development team that focuses on innovation and providing customized solutions to meet the specific needs of our customers. Our team works closely with clients to ensure that our products conform to their safety specifications, while also developing advanced features that set us apart in the industry. For example, we have developed an innovative anti-tilting safety sensor, which is currently patent pending and under trial. This technology enhances operational safety by preventing machinery from tilting in challenging environments, a critical feature for projects in sensitive or uneven terrains.

In line with our commitment to environmental sustainability, we are also developing a hybrid-operated aquatic weed harvester. This innovation reduces emissions while maintaining operational efficiency. Looking forward, we have plans to introduce a fully electric aquatic weed harvester, further supporting our customers’ goals for sustainable operations and reducing environmental impact. Our focus on continuous innovation and customization not only ensures customer satisfaction but also positions us at the forefront of technological advancements while embedding Environmental, Social, and Governance (ESG) principles into our operations. By integrating ESG considerations, we are committed to driving responsible growth that benefits our customers, communities, and the environment.

We have strong and stable relationships with our suppliers and customers

Since the commencement of our Group’s business over the last 17 years, we have developed strong and stable relationships with our suppliers and customers in the region. We have identified and maintained good relationships with reliable suppliers which enables us to procure good quality materials for the manufacturing of our equipment. Our customers regularly return to us for repeat business and from time to time, and they also refer other prospective customers to us. We have a wide customer base in respect of our manufacturing and sales of amphibious heavy machinery business, comprising more than 70 customers spanning across Malaysia, Indonesia, Singapore, Turkey, and Netherlands.

We have an experienced management team

We are guided by an experienced management team, led by Mr. Wong Kok Seng, our Executive Director and Chief Executive Officer. Mr. Wong has been instrumental in spearheading the growth of our Group. With over 20 years of experience in the manufacturing and sales of amphibious machinery, aquatic weed harvesters and dredgers, he is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our experienced management team also includes our Executive Director and Chairman, Mr. Halim, who brings with him over 17 years of experience in the industry.

BUSINESS STRATEGIES

We intend to strengthen our market position in the manufacturing and sales of amphibious machinery, aquatic weed harvesters and dredgers in overseas markets such as US, Europe and Asia Pacific, by implementing the following business strategies and plans.

Increase our manufacturing capacity and capabilities

To keep pace with growing customer demand and expectations for high-quality machinery, we are committed to expanding our manufacturing capacity and capabilities. Our plans include a significant expansion of our facility in Indonesia, as well as upgrades to our Malaysian facility to bring it to state-of-the-art standards, ensuring it meets rigorous quality requirements. These improvements will allow us to optimize our production processes, enhance operational efficiency, and better position ourselves to deliver exceptional products that align with our customers’ evolving needs.

Increase our sales and marketing capabilities

To increase our sales and expand our presence in overseas markets such as US, Europe and Asia Pacific, we plan to hire dedicated sales and marketing representatives in these regions. We also intend to continue to invest in setting up regional sales offices, as well as attending key exhibitions and trade fairs where we would have the opportunity to showcase and promote our products to a wider audience.

Product diversification and innovation

We plan to expand our product portfolio and enhance existing offerings by introducing new, technologically advanced models that address evolving customer needs and industry trends, such as increased efficiency of the machines and higher safety requirements. For example, we have developed an innovative anti-tilting safety sensor, which is currently patent pending and under trial. This technology enhances operational safety by preventing machinery from tilting in challenging environments, a critical feature for projects in sensitive or uneven terrains. In line with our commitment to environmental sustainability, we are also developing a hybrid-operated aquatic weed harvester. This innovation reduces emissions while maintaining operational efficiency. Our innovation efforts will also focus on developing modular designs that allow for greater customization, thereby broadening our market appeal.

We plan to expand our offerings by providing comprehensive weed harvesting and dredging services. Through service agreements, we will assist customers throughout the entire process, from project planning to execution, delivering tailored, end-to-end solutions for their weed harvesting and dredging needs.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances

We plan to explore opportunities to collaborate with suitable partners in the industry through strategic alliances, joint ventures, acquisitions and investments. For example, if a suitable opportunity arises, we may collaborate with the distributors of our suppliers as well as other manufacturers to expand our reach and if we deem such collaborations to be likely to provide us with more business opportunities. In particular, we are considering establishing a relationship with a dealer in the U.S. This partnership could involve setting up a light assembly operation in U.S., potentially through a joint venture arrangement. The focus of this collaboration would be to jointly manufacture amphibious machinery for sale in the U.S. market. We believe this strategy could lead to significant cost savings through localized production and potentially open up new market opportunities in the U.S. However, these plans are still in the exploratory stage and subject to further evaluation and negotiation.

SUMMARY OF RISK FACTORS

Investing in our Class A Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 10 of this prospectus, which you should carefully consider before making a decision to purchase Class A Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Shares would likely decline, and you may lose all or part of your investment.

We face numerous risks that could materially affect our business, results of operations or financial condition. These risks include but are not limited to the following:

Risks related to Our Business and Industry

•        Our business is subject to the risk of non-payment or delayed payment by our customers, which could adversely affect our financial condition and results of operations.

•        Our operating results are difficult to predict.

•        Fluctuations in the price or availability of steel may adversely affect our financial results.

•        We depend on third parties for spare parts essential to operate our business.

•        A significant portion of our business is schedule driven, and failure to meet the schedule requirements of contracts could adversely affect our reputation and/or expose us to financial liability.

•        Failure to maintain safe work sites at our manufacturing facilities could result in significant losses, which could materially affect our business and reputation.

•        We are exposed to disputes and claims arising from site accidents due to the usage of our equipment.

•        We leverage subcontractors and suppliers in our manufacturing process and supply the necessary parts of the machinery.

•        There is no guarantee that safety measures and procedures implemented at our production sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us.

•        Cash inflows and outflows may be irregular and, thus, may affect our net cash flow position.

•        Claims in connection with employees’ compensation or personal injuries may arise and affect our reputation and operations.

•        We are dependent on our key executives, management team, and professional staff.

•        We may be unable to obtain sufficient funding on terms acceptable, or at all.

•        The insurance coverage of our Company may be inadequate to protect it from potential losses.

•        We may be subject to litigation, arbitration, or other legal proceeding risks.

•        We rely on a stable workforce to carry on our business. If we experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected.

•        We may be unable to successfully implement our future business plans and objectives.

•        Our business may be affected by technological changes and developments.

•        A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

•        The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

•        Current political and social events in Indonesia may adversely affect our business.

•        Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

•        Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect Ultratrex (Indonesia) and our business, financial condition and results of operations, and the market price of our securities.

•        Fluctuations in the value of the Malaysian Ringgit and Indonesian Rupiah may materially and adversely affect us.

•        Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

•        We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Risks related to our Securities and this offering

•        An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

•        We may not maintain the listing of our Class A Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

•        The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

•        We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

•        Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

•        The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

•        Short selling may drive down the market price of our Class A Shares.

•        Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

•        You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

•        If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

•        As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

•        Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

•        Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•        As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•        We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

•        Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

•        We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the Nasdaq Capital Market.

•        If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence.

•        Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

•        Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Class A Shares in the Company.

•        Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

•        Our Company may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Corporate Information

Ultratrex Inc. was incorporated in the Cayman Islands on Aug 15, 2024. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our principal executive office is at 220 Orchard Road, Unit 05-02, Midpoint Orchard, Singapore 238852. Our telephone number at this location is +65 6235 3388. Our website address is [—]. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is [—].

Corporate Structure(1)

Salim Podiono
Halim Podiono
Taslim Podiono
Nursalim Podiono
Wong Kok Seng
IPO Investors
Pre-offering: 24.0%
Post-offering: --
Pre-offering: 40.0%
Post-offering: --
Pre-offering: 12.0%
Post-offering: --
Pre-offering: 12.0%
Post-offering: --
Pre-offering: 12.0%
Post-offering: --
Post-offering: --
Ultratrex Inc.
(the "Company")
(a Cayman company)
100%
Ultratrex Asia Pacific Pte Ltd
("US")
(a Singapore company)
100%
99%
100%
Ultratrex Machinery Sdn Bhd
("UM")
(a Malaysia company)
PT Ultratrex Indonesia
("UI")
(an Indonesia company)
Ultratrex Co., Ltd.
("UJ")
(a Japan company)
99%
PT Ultratrex Machinery Indonesia
("UMI")
(an Indonesia company)
1%
1%
Chua Kok Guan
Halim Podiono

____________

(1)      This is our Corporate Structure post-reorganization.

Our authorized share capital (including issued and outstanding shares) consists of 450,000,000 Class A Shares and 50,000,000 Class B ordinary shares of par value US$0.0001 per share (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”). Each Class A Share is entitled to one (1) vote and each Class B Share is entitled to twenty (20) votes. Also, Class B Shares are not convertible into Class A Shares and vice versa, Class A Shares are not convertible into Class B Shares.

Ultratrex Singapore, Ultratrex Malaysia, Ultratrex Machinery Indonesia, Ultratrex Indonesia, and Ultratrex Japan are our direct or indirect subsidiaries.

Implications of Our Being a “Controlled Company”

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Capital Market Company Guide as our Executive Director, Mr. Halim will hold [—]% of our total issued and outstanding Class A Shares and 100% of our total issued and outstanding Class B Shares and will be able to exercise [—]% of the total voting power of our authorized and issued shares, assuming that the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. While we do not currently intend to rely on these exemptions, we may elect to do so in the future for as long as we remain a “controlled company”. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•        being permitted to provide only two financial years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

•        an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We have elected to take advantage of such exemptions. We will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the financial year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Shares that are held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Capital Market, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

The Offering

Offering Price	The initial public offering price will be between US$4.00 to US$5.00 per Class A Share.
Class A Shares offered by us	[—] Class A Shares
Class A Shares issued and outstanding prior to this offering	[—] Class A Shares
Class A Shares to be issued and outstanding immediately after this offering

[—] Class A Shares assuming no exercise of the underwriters’ over-allotment option and excluding up to [—] Class A Shares underlying the Underwriter’s Warrants. [—] Class A Shares assuming full exercise of the underwriters’ over-allotment option and excluding up to [—] Class A Shares underlying the Underwriter’s Warrants.

Use of proceeds

We currently intend to use the net proceeds from this offering to (i) increase our manufacturing capacity and capabilities, (ii) market expansion, (iii) product diversification and innovation, (iv) expand business and operations through acquisitions, joint ventures and/or strategic alliances, and (v) working capital. See “Use of Proceeds.”

Dividend policy

We do not intend to pay any dividends on our Class A Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Our Class B Shares are not entitled to any dividends. See “Dividends and Dividend Policy” for more information.

Lock-up

We, each of our Directors and Executive Officers and 5% or greater shareholders, have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements.”

Risk factors

Investing in our Class A Shares involves risks. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Shares.

Listing

We plan to apply to list the Class A Shares on the Nasdaq Capital Market. This offering is contingent upon the listing of our Class A Shares on the Nasdaq Capital Market. There can be no assurance that we will be successful in listing our Class A Shares on the Nasdaq Capital Market. We will not close this offering unless such Class A Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Proposed trading symbol	[UTX/UTXX/UTXT]
Transfer agent	[VStock Transfer LLC
Address: 18 Lafayette Pl, Woodmere, NY 11598
Telephone: (212) 828-8436]

RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Our business is subject to the risk of non-payment or delayed payment by our customers, which could adversely affect our financial condition and results of operations.

As of June 30, 2024 and 2023, approximately 46.6% and 50.1% of the Group’s trade receivable arose from 3 customers.

The ability of these parties to pay their obligations may be adversely affected by changes in their financial condition or other factors. We may experience difficulty collecting accounts receivable due to disputes or financial difficulties of these customers, which could result in write-offs or bad debt expense, which may have a material adverse effect on our financial condition, and results of operations.

Our operating results are difficult to predict.

Revenue from our operating segments have varied significantly in the past and may continue to do so in the future. Factors that cause our operating results to be unpredictable include other factors described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors that Affect Results of Operations” of this prospectus. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, financial condition and results of operations that could adversely affect our share price.

Fluctuations in the price or availability of steel may adversely affect our financial results.

Steel represents a significant portion of our production costs. An increase in steel prices would directly increase the cost of manufacturing of our machines. If the Company is unable to increase the quotations for its machines to customers to cover the increased costs, our profitability may be adversely affected. Manufacturing costs can fluctuate significantly and is subject to many economic and political factors that are beyond our control, including political instability in oil-producing regions and the global geopolitical landscape. In the event of a significant rise in steel prices, our related costs may increase and our gross profit may decrease if we are unable to adopt any effective cost control measures or pass on the rising costs to our customers.

We depend on third parties for spare parts essential to operate our business.

We rely on suppliers and subcontractors to provide parts to us and provide transportation services for our customers to support our operations. We cannot assure you that our favorable working relationships with our suppliers and subcontractors will continue in the future. As we do not sign any long-term contracts with our suppliers and subcontractors, there is no assurance that they will be able to continue to provide equipment and services at acceptable prices or that we can maintain our relationship with them in the future. In the event that any of the major suppliers and subcontractors are unable to provide the required parts and services and we are unable to engage alternative providers on similar terms, or the costs for such parts and services increase substantially, our business and profitability could be materially and adversely affected.

A significant portion of our business is schedule driven, and failure to meet the schedule requirements of contracts could adversely affect our reputation and/or expose us to financial liability.

Certain revenue originates from fixed unit price contracts of amphibious excavators where we will guarantee completion of an order by a certain date. Any failure to meet the contractual schedule or completion requirements set forth in the contracts could subject us to costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of such delay, reduced profits or a loss on that project. This could damage our reputation, and result in a material adverse impact to our financial position.

Failure to maintain safe work sites at our manufacturing facilities could result in significant losses, which could materially affect our business and reputation.

Because employees of our company and other parties on site are often in close proximity with mechanized equipment, moving vehicles, and dangerous manufacturing processes, our manufacturing and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Unsafe work conditions also can increase employee turnover, which increases project costs and, therefore, our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through safety programs could also result in reduced profitability or the loss of projects or customers.

We are exposed to disputes and claims arising from site accidents due to the usage of our equipment.

Environmental and land reclamation, construction and civil engineering are high-risk industries in which risks of injuries, fatalities and property damage due to accidents are more likely to occur. Claims may be made against us on grounds such as defective or malfunctioning machinery resulting in injuries, fatalities and property damage. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected. Although we have sought protection against the risk of such liabilities through regular servicing and maintenance of our dredging equipment and obtaining the necessary insurance coverage for our amphibious excavators before sale to our customers, we believe that it is not possible for us to be fully insured against every conceivable risk that we may be exposed to.

If any accidents are not covered by our insurance policies and claims arising from such accidents are in excess of our insurance coverage or if any of our insurance claims are contested by any insurance company, we may be required to pay for such compensation, which may have a material and adverse impact on our financial performance. In addition, the payment by our insurers of such insurance claims may result in increases in the premiums payable by us for our insurance. This will also increase the costs of our operations and adversely affect our financial performance.

We leverage subcontractors and suppliers in our manufacturing process and supply the necessary parts of the machinery.

In line with the usual practice of the heavy machinery industry, we engage third-party subcontractors and suppliers to perform a portion of the work and to supply the necessary parts of the machinery instead of retaining a large pool of labor with different skill sets to maximize our cost efficiency and flexibility. As is customary in the industry, subcontractors are informally engaged, with services rendered invoiced and settled periodically. This helps us to maintain additional capacity as required in our manufacturing process.

Apart from the effect of any significant increase in the subcontracting costs that may impact our profitability, we or our operating subsidiaries may also be exposed to other legal liabilities if we are not able to monitor the performance of our subcontractors, or if our subcontractors violate any laws, rules, or regulations in relation to health and safety matters. We are further exposed to risks associated with any non-performance, delayed performance, or sub-standard performance by our subcontractors or their respective employees and may incur additional costs or be subject to liability due to delay in schedule or defect in the work of the subcontractors or if there is any accident-causing personal injuries or death to the subcontractors’ employees. These events may adversely impact our profitability, financial performance, and reputation, as well as result in litigation or damages claims.

In addition, our subcontractors may not always be readily available when our needs for subcontracting arise, and there is no assurance that we would be able to maintain good working relationships with our subcontractors in the future. Since we have not entered into any long-term service agreement with the subcontractors, they are not obliged to work for us on similar terms and conditions. There is no assurance that we would be able to find suitable alternative subcontractors for our manufacturing requirements, which would in turn adversely affect our performance capacity and financial results.

There is no guarantee that safety measures and procedures implemented at our production sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us.

We have adopted certain work safety measures and procedures for our staff. We rely on our staff to oversee the implementation of safety measures and procedures, and we cannot guarantee that all of the safety measures and procedures are strictly adhered to at any time, nor can we assure you that the safety measures and procedures are sufficient to prevent the occurrence of industrial accidents of all kinds. If the safety measures and procedures implemented at the production sites are insufficient or not strictly adhered to, it may result in industrial accidents that would in turn lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damage against us.

Cash inflows and outflows may be irregular and, thus, may affect our net cash flow position.

Cash inflows and outflows may be irregular and could impact our overall cash flow. During production, we may incur various costs, including purchase costs of production materials and supplies and settlement of our workers’ salaries and our subcontractors’ fees. However, payments from customers are often only received upon delivery of our products. As a result, cash inflows and outflows may fluctuate depending on the production schedule and payment terms. If we take on multiple capital-intensive orders during a period of reduced cash inflows, our cash flow position may be adversely affected.

Further, we are subject to credit risks from our customers and our liquidity is dependent on our customers making prompt progress payments due to us. We rely on cash inflow from our customers to meet our payment obligations to our suppliers and subcontractors. As such, we may record a significant cash outflow in the event that we take up too many capital-intensive orders during a particular period of time.

We cannot assure you that we will be able to recover all or any part of the amounts due from our customers or we will be able to collect all or any part of the trade receivables from our customers within the agreed credit terms or at all. Any failure by our customers to make payments on time and in full may lead to mismatch in cash flows, which will negatively affect our cash flow position and affect our ability to repay suppliers and subcontractors. This will negatively affect our business operation and financial performance.

Claims in connection with employees’ compensation or personal injuries may arise and affect our reputation and operations.

Injuries to workers and casualties at production sites are a common inherent risk. Claims of such nature expose us to the risk of bearing higher insurance premiums in the future and may damage our operating subsidiary’s reputation as a main contractor if they turn into high-profile cases and become widely reported in the media or within the industry. Such incidents may negatively affect our business prospects, reputation, and results of operations.

We are dependent on our key executives, management team, and professional staff.

Our success and growth depend on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance and formulating business strategies. For example, our executive directors, each has over 10 years of experience in the manufacturing and sales of amphibious machinery, aquatic weed harvesters and dredgers.

As our work focuses on various work scopes, including the overall management of the manufacturing process, it is important for us to retain our management staff and technical personnel with appropriate and necessary industry expertise. We have entered into a service agreement with each of the directors and employment contracts with our senior management and technical personnel. These service agreements and employment contracts can be terminated by either senior management or the directors. There could be an adverse impact on our operations should a significant number of the directors, senior management, or other key personnel with relevant expertise terminate his or her employment with us and appropriate persons could not be found to replace them in a timely manner. There is no assurance that we will be able to attract and retain capable staff members or that they will not resign in the future.

We may be unable to obtain sufficient funding on terms acceptable, or at all.

The future expansion of our business may require it to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable depends on the financial success of the current business of our operating subsidiary and the successful implementation of key strategic initiatives. This may be affected by various financial, economic, and market conditions and other factors, some of which are beyond our or our operating subsidiary’s control. If we are unable to obtain sufficient banking facilities on acceptable terms to meet its operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

The insurance coverage of our Company may be inadequate to protect it from potential losses.

In Malaysia, we maintain insurance coverage against (i) liability for third-party bodily injury at our office premises, (ii) employees’ compensation insurance for our employees, (iii) property risks including theft and damage to property prior to sale of our products to customers, (iv) key person insurance; and (v) group medical insurance. In Indonesia, our coverage consists of motor vehicle insurance and marine cargo inter-insular insurance. We lack product liability insurance in both Malaysia and Indonesia to guard against claims by customers for defective or malfunctioning equipment after sale. The property all risks policy in Malaysia only covers risks prior to the sale of our products to customers.

In Indonesia, we enroll our employees in government-run insurance programs as required under Law No. 24 of 2011 on the Social Security Organizing Agency, as amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation. These programs include Health Social Security and Manpower Social Security. Manpower Social Security specifically provides coverage for Occupational Accident Security, Death Security, Old Age Security, Pension Security, and Job Loss Security.

There is no assurance that all potential losses and expenses incurred from damages or liabilities in relation to business can be fully covered by the insurance taken out by us. To the extent that the insurance does not cover such losses, damage, or liabilities, or held liable for insured losses exceeding insurance coverage, the resulting payment to cover such losses, damage, or liabilities may have a material adversely effect on our business. We intend to address these gaps by procuring additional insurance coverage following post-offering to better safeguard against potential risks and liabilities.

We may be subject to litigation, arbitration, or other legal proceeding risks.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, the Company, our directors and senior management are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We rely on a stable workforce to carry on our business. If we experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected.

We rely on a stable workforce to carry on our business. In view of the current situation in the labor market, there is no assurance that the supply of labor and average labor costs will be stable. We are susceptible to labor shortage, and our subcontracting costs include the labor costs of our subcontractors. If there is a significant increase in the costs of labor and we have to retain more labor by increasing their wages, the staff cost will increase and thus lower our profitability. On the other hand, if we fail to retain our existing labor and/or recruit sufficient labor in a timely manner to cope with our existing or future manufacturing demands, we may not be able to complete our orders on schedule and may be subject to liquidated damages and/or incur a loss.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our business may be affected by technological changes and developments.

We may be affected by rapid changes in technology, changing market trends and evolving industry standards across all areas of our business. The risks we may face include but are not limited to:

(a)     not being able to anticipate and adapt to new technology and developing technology trends in the heavy machinery;

(b)    our competitors developing more innovative and efficient solutions as compared to us; and

(c)     not being able to expand our suite of solutions and resources quickly enough to keep up with demand.

Accordingly, our success depends on our ability to innovate and adapt our solutions to meet evolving industry standards and our customers’ expectations. We have invested, and expect to continue to invest, substantial time, capital, and other resources in understanding the needs of our customers and developing technologies, tools, features, and service offerings to meet those needs. Our current and future offerings might not be satisfactory to or broadly accepted by customers, or competitive with the offerings of our competitors. If our current or future offerings are unable to meet industry and customer expectations in a timely and cost-effective manner, our business, prospects, financial condition, and results of operations may be adversely affected.

Furthermore, technological development is inherently challenging, time-consuming, and expensive, and the nature of development cycles may result in delays between the time we incur expenses and the time we make available new offerings and generate revenue, if any, from those investments. Anticipated customer demand for an offering we are developing could also decrease after the development cycle has commenced, and we would not be able to recoup substantial costs we incurred. In addition, we might not be able to identify, design, develop, implement, and utilize, in a timely and cost-effective manner, technology necessary for us to compete effectively, that such technology will be commercially successful, or that products and services developed by others will not render our offerings non-competitive or obsolete. If we do not achieve the desired outcome from our technological investments, our business, prospects, financial condition, and results of operations may be adversely affected.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The rise in central bank interest rates to combat inflation and Russia’s war in Ukraine have contributed to the diminished expectations for economic growth around the world. While, growth in emerging markets and developing economies in Asia is projected to moderately grow, any prolonged slowdown in the global, Indonesian or Malaysian economies may have a negative impact on our business, results of operations, and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our business is conducted only through our operating subsidiaries in Indonesia and Malaysia and is therefore heavily dependent on the economy of Indonesia and Malaysia. Economic conditions in Indonesia and Malaysia are highly sensitive to global cycle and money flows. If there is any significant decline in the Indonesia and Malaysia economy and we are unable to generate business in other geographic locations, our profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

Russia’s invasion of Ukraine has destabilized the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia. This has led to a severe energy crisis in Europe with widespread effect, including increasing cost of living in the region, bringing with it tightening monetary conditions and appreciation of the US dollar against most other currencies. Although we do not have any direct exposure to Russia or the adjoining geographic regions the knockdown effects on the global economy and the ramifications from the war could affect our business. Any such disruptions caused by Russian military action or resulting sanctions may also magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of our business.

Recent geopolitical developments, including the announcement on April 2, 2025, by U.S. President Donald J. Trump of sweeping tariffs on a wide range of imports — including significant duties on goods from countries such as Indonesia and Malaysia — may have an adverse effect on the global economy. Although we do not currently export to the United States, we intend to do so in the future, and such measures could limit our ability to enter or compete in that market. These tariffs may also contribute to broader economic uncertainty, disrupt regional trade flows, and increase costs in our supply chain. Any resulting slowdown in global economic activity or increased barriers to trade could materially and adversely affect our business and results of operations.

The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

On November 2, 2020, the Government of Indonesia issued the Omnibus Law under Law Number 2 of 2022 regarding Job Creation, which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws and has issued at least 51 implementing regulations making the Omnibus Law one of the most sweeping regulatory reform in Indonesian history.

Following Constitutional Court Decision No. 91/PUU-XVIII/2020 dated November 25, 2021, Indonesia further enacted Government Regulation in Lieu of Law Number 2 of 2022 regarding Job Creation. In 2023, this regulation was incorporated into Law under Law No. 6 of 2023, stipulating Government Regulation No. 2 of 2022 in lieu of Law No. 11 of 2020 regarding Job Creation.

The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulations. Given the extensive breadth of changes introduced by the Omnibus Law and pending of its implementing regulations, there are still uncertainties on whether the implementing regulations will have any impact on Ultratrex (Indonesia)’s business and operation in Indonesia. Therefore, Ultratrex (Indonesia) is subject to the potential risk that compliance with the Omnibus Law and its implementing regulations may be challenging and may potentially distract our management, and may also require us to alter operations, which in turn could potentially impact our results of operations.

Current political and social events in Indonesia may adversely affect our business.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009, 2014, and 2019 elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Furthermore, separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Furthermore, labor issues have gained prominence in Indonesia. In 2003, the government enacted a new labor law that offered enhanced protections for employees. Periodic attempts to diminish these protections have sparked public protests as workers reacted to unfavorable policies. Also, these protests have recently arisen due to regulations seen as detrimental to them under the Omnibus Law, which significantly amended the 2003 labor law.

As a result, there can be no assurance that social, political and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect Ultratrex (Indonesia)’s business, financial condition, results of operations and prospects.

Indonesia effectively conducted its general election in February 2024. The outcome of the 2024 Indonesian general election could have significant implications for foreign investment, extending beyond mere political considerations. The results of the election, along with subsequent policy adjustments and regulatory changes, are likely to influence investor sentiment, sector-specific dynamics, and Indonesia’s attractiveness as an investment destination.

Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

Any major hostilities involving Malaysia and Indonesia, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Malaysia and Indonesia and its present trading partners could have a material adverse effect on Ultratrex Malaysia and Ultratrex (Indonesia)’s operations respectively and, as a result, our financial results.

Prolonged and/or widespread regional conflict in the Southeast Asia could have the following results, among others:

•        capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for Ultratrex Malaysia and Ultratrex (Indonesia) to obtain financing for potential development projects;

•        security concerns in Indonesia, making it more difficult for Ultratrex Malaysia and Ultratrex (Indonesia)’s personnel or supplies to enter or exit the country;

•        security concerns leading to evacuation of Ultratrex Malaysia and Ultratrex (Indonesia)’s personnel; and

•        loss of property and/or interruption of Ultratrex Malaysia and Ultratrex (Indonesia) and our business plans resulting from hostile acts could have a significant negative impact on our earnings and cash flow. In addition, we may not have enough insurance to cover any loss of property or other claims resulting from these risks.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect Ultratrex (Indonesia) and our business, financial condition and results of operations, and the market price of our securities.

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on Ultratrex (Indonesia) and our business, financial condition, results of operations and prospects and the market price of our securities.

Fluctuations in the value of the Malaysian Ringgit and Indonesian Rupiah may materially and adversely affect us.

Whilst our functional currency is the Malaysian Ringgit, depreciation and volatility of the Malaysian Ringgit against U.S. Dollar and Indonesian Rupiah could potentially affect Ultratrex Malaysia and Ultratrex (Indonesia) and in turn, our business. A sharp depreciation of the Malaysian Ringgit and Indonesian Rupiah may potentially create difficulties in purchasing imported goods and services which are critical for Ultratrex Malaysia and Ultratrex (Indonesia)’s operation. As shown during the Asian monetary crisis in 1998, imported goods became scarce as suppliers often chose to keep their stocks in anticipation of further deterioration of the Malaysian Ringgit and Indonesian Rupiah.

In addition, while the Malaysian Ringgit and Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Negara and Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Malaysian Ringgit and Indonesian Rupiah or by using its foreign currency reserves to purchase Malaysian Ringgit and Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Malaysian Ringgit and Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Malaysian Ringgit and Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession or loan defaults, and as a result, Ultratrex Malaysia and Ultratrex (Indonesia) may also face difficulties in funding Ultratrex Malaysia’s and Ultratrex (Indonesia)’s capital expenditures and in implementing their business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

Many parts of Indonesia, including areas where Ultratrex (Indonesia) operate, are prone to natural disasters such as floods, lightning strikes, cyclonic or tropical storms, earthquakes, volcanic eruptions, droughts, power outages and other events beyond Ultratrex (Indonesia)’s control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. We cannot assure you that future natural disasters, such as the spread of the novel coronavirus, will not have a significant impact on Ultratrex (Indonesia), us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Indonesian Law No. 25 of 1999 regarding Fiscal Decentralization and Law No. 22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No. 38 of 2007. Law No. 22 of 1999 was later revoked and replaced by the provisions on regional autonomy in Law No. 32 of 2004, amended by Law No. 8 of 2005 and Law No. 12 of 2008. Law No. 32 of 2004 and its amendments were eventually superseded by Law No. 23 of 2014 regarding Regional Autonomy as amended by Government Regulation in Lieu of Law No. 2 of 2014, Law No. 2 of 2015, and Law No. 9 of 2015. Simultaneously, Law No. 25 of 1999, which initially addressed fiscal balance between the central and regional governments, was replaced by Law No. 33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments. Finally, the most recent amendment came with Law No. 1 of 2022, which focuses on the financial relationship between the central government and local governments. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

Risks Related to Our Securities and This Offering

An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Shares will be established. If an active public market for our Class A Shares does not occur following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The public offering price for our shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our shares after this offering will not decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Class A Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

We intend to list our Class A Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If Nasdaq delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Shares;

•        reduced liquidity for our Class A Shares;

•        a determination that our Class A Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Indonesia have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

In addition to the risks addressed above, our Class A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Shares may also be unable to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Shares and understand the value thereof.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands, Singapore, Malaysian, Indonesian, and Japanese laws, as the case may be. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market after the completion of this offering, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in this offering, we have [•] Class A Shares outstanding. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. There will be [•] Class A Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management,” and holders of 5% or more of our shares, have agreed not to sell any shares until 180 days after the date of the underwriting agreement without the prior written consent of the representative of the underwriters, subject to certain exceptions, unless the underwriters release these securities from these restrictions. We cannot predict what effect, if any, the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[•] per share, representing the difference between our as pro forma adjusted net tangible book value per share of US$[•] as of June 30, 2024, after giving effect to the reorganization of the Company, and the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[•] per share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of this offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Capital Market, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Immediately prior to the completion of this offering, the controlling shareholder, Mr. Halim directly control an aggregate of approximately [—]% and [—]% of our issued and outstanding Class A Shares and Class B Shares, respectively. Upon completion of this offering, Mr. Halim will, indirectly control approximately [•]% and 100% of our issued and outstanding Class A Shares and Class B Shares, respectively.

Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders”.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our Company as a whole and other shareholders. Our controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Furthermore, he could cause our Company to enter into related party transactions with other entities he has an interest in at unfavorable terms to our Company. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are and, upon the completion of this offering, will continue to be a “controlled company” as defined under the rules of the Nasdaq Capital Market, because one of our shareholders holds more than 50% of our voting power. As a result, we are eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including (1) the requirement that a majority of our board of directors must be independent directors, (2) the requirement that our director nominees must be selected or recommended solely by either a Nomination Committee comprised solely of independent directors or by a majority of the independent directors and (3) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, if we elect to rely on these exemptions, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits, provided such judgment is given by a foreign court of competent jurisdiction, imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; is final; is not in respect of taxes, a fine or a penalty; and was not obtained by fraud; and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by these companies, and the register of mortgages and charges of these companies) or to obtain copies of lists of shareholders of these companies. Subject to the foregoing, our Directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we are a privately owned company operating our businesses mainly in Indonesia and Malaysia. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws. Specifically, our management currently has no U.S.-specific experience in complying with such laws, regulations, and obligations, and it may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. However, we have engaged and will continue to engage US legal counsel, US auditor, and other professionals well versed in this area of practice to assist with our transition into the U.S. market and strive to remain compliant with U.S. laws and regulations. As a result, since these new obligations will require additional and significant attention from our senior management and could divert their attention away from the day-to-day management of our business and operations, our business, financial conditions, and results of operations could be adversely affected.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. There can be no assurance that our internal controls will continue to be effectively implemented.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Shares.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiaries are incorporated and are located in Singapore, Malaysia, Indonesia and Japan. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, Malaysia, Indonesia and Japan may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. In addition, it may be difficult for a shareholder to bring an original action in an appropriate foreign court to enforce liabilities against us, our Directors and officers, or our auditor based upon the United States Federal securities laws. For more information regarding the relevant laws of the Cayman Islands, Singapore, Malaysia, Indonesia and Japan, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Class A Shares in the Company.

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries twenty (20) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

In connection with this offering, our Company intends to adopt an employee share incentive plan in 2025, or the 2025 ESIP, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares following this offering, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 ESIP, we expect to be permitted to issue options to purchase or share awards of up to [—] Class A Shares. As of the date of this prospectus, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the 2025 ESIP. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

Our Company may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Our Company is subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. Our Company will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of these company’s employees, consultants, or sales agents because these parties are not always subject to their control. It will be our Company’s policy to implement safeguards to discourage these practices by these employees. Also, the existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company, and we may engage in conduct for which our Company might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. Our Company may be subject to other liabilities, which could negatively affect the business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which our Company invest or acquires.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is a company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Malaysia and Indonesia. All of the Directors and Executive Officers of our Company reside outside the United States and substantially all of their assets are located outside the United States.

As a result, it may not be possible for you to:

•        effect service of process within the United States upon our non-U.S. resident directors or on us;

•        enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•        enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; and

•        Bring an original action in an appropriate foreign court to enforce liabilities against the Company or others based on U.S. securities laws.

[We have appointed [--] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.]

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would in certain circumstances recognize and enforce a foreign judgement, without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Malaysia

Malaysia has a statutory framework under the Reciprocal Enforcement of Judgments Act 1958 (REJA) which allows for judgments from certain countries to be enforced. However, the United States is not one of the countries covered under REJA. Notwithstanding the foregoing, the Malaysian courts may still recognize and enforce a United States court judgment based on common law principles if the judgment satisfies specific legal criteria, including being a final and conclusive judgment, is issued by a competent jurisdiction in the United States, due process was observed in obtaining the judgment, the judgment is not contrary to Malaysian public policy or does not involve matters that are non-enforceable in Malaysia, for example judgments arising from claims for taxes or penalties and the judgment must not have been obtained through fraud,

Indonesia

Indonesian courts will not recognize judgments of foreign courts, and it will be necessary for any matter in which judgment has been obtained in a foreign court to be re-litigated in the Indonesian courts in order to enforce in Indonesia. However, a foreign or international arbitral award can be recognized and enforced in Indonesia as Indonesia has ratified the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (“New York Convention”) through Presidential Decision No. 34 of 1981. The procedures for recognition and enforcement of foreign arbitral awards are further regulated by Arbitration Law.

A foreign arbitral award must first be registered at the District Court of Central Jakarta. The registration must be applied by submitting the application with certain supporting documents. A foreign arbitral award that could be recognized and enforced is an arbitral award that:

(i)     the award is issued by an arbitrator or arbitral tribunal in a country with which Indonesia has a treaty, whether bilateral or multilateral, regarding the recognition and enforcement of international arbitral award;

(ii)    the award is in the domain of commercial law according to Indonesian Law;

(iii)   the award does not violate Indonesian rules of public policy.

The procedure for enforcement of foreign arbitral awards in Indonesia is regulated by Law number 30 of 1999 and Indonesian Supreme Court Regulation No. 1 of 1990 regarding the Procedure for the Enforcement of Foreign Arbitral Awards, which applies both to arbitral awards made in states bound by the New York Convention and to arbitral awards from states having a relevant bilateral agreement with Indonesia. In addition, to enforce the award it is necessary to register the award with the Clerk of Central Jakarta District Court, obtain a writ of execution (known as an “Exequatur”) from the Chairman of the Central Jakarta District Court or, in case the award which involves Indonesia as one of the parties in dispute, from the Supreme Court of Indonesia (through the Central Jakarta District Court). With respect to this matter, we draw your attention, however, that there have been a number of instances where Indonesian courts have refused to give effect to the enforcement of arbitration agreements or foreign arbitration awards for other specified or unspecified reasons.

Japan

In Japan, judgments of foreign courts can be recognized and enforced subject to the certain conditions. Under Article 118 of the Code of Civil Procedure (Act No. 109 of 1996), a final and binding judgment rendered by a foreign court is valid only if it meets all of the following requirements:

(i)     the jurisdiction of the foreign court is recognized pursuant to laws and regulations, conventions, or treaties;

(ii)    the defeated defendant has been served (excluding service by publication or any other service similar thereto) with the requisite summons or order for the commencement of litigation, or has appeared without being so served;

(iii)   the content of the judgment and the litigation proceedings are not contrary to public policy in Japan;

(iv)   a guarantee of reciprocity is in place.

In relation to the requirement (iv), judgment of U.S. courts may be recognized and enforced in general as a guarantee of reciprocity is in place between Japan and the United States of America. However, a judgment which orders the payment of punitive damages, for example, is deemed to be contrary to public policy in Japan under the requirement (iii).

In order to enforce a judgment of foreign court, an application for an execution judgment shall be filed at the court under Article 24 of the Civil Execution Act (Act No. 4 of 1979).

Foreign or international arbitral awards can also be recognized and enforced in Japan as Japan has ratified the New York Convention.

USE OF PROCEEDS

We expect to receive approximately US$[—] million of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$[—] million payable by us.

We currently intend to use proceeds from this offering in the following ways:

Increase our manufacturing capacity and capabilities

We intend to use 20% of the net proceeds to increase our manufacturing capacity in Indonesia in order to meet the increasing demand from our customers.

Market expansion

We intend to use 20% of the net proceeds to increase our sales and expand our presence in overseas markets. We plan to hire dedicated sales and marketing representatives in US, Europe and Asia Pacific regions. We will continue to invest in attending key exhibitions and trade fairs where we would have the opportunity to showcase and promote our products to a wider audience. Asides, we intend to invest in brand-building activities, effective marketing campaigns, and leveraging digital platforms to reach a broader audience can stimulate growth by increasing brand visibility and customer engagement.

Product diversification and innovation

We intend to use 20% of the net proceeds to invest in research and development to introduce new and improved machinery with advanced features, better efficiency, and enhanced capabilities can expand a company’s product portfolio and attract new customers and new revenue flows.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances

We intend to use 20% of the net proceeds to collaborate with suitable partners in the industry through strategic alliances, joint ventures, acquisitions and investments.

Working capital

We plan to use 20% of the net proceeds for additional general working capital.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2024:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect (i) the above; and (ii) the issuance and sale of [—] Class A Shares in this offering at an initial public offering price of US$[—] per Class A Share (being the mid-point of the initial public offering price range), after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual	As adjusted(1)(2)
Class A Shares, par value US$[—] per share, 450,000,000 Class A Shares authorized, [—] Class A Shares outstanding on an actual basis, [—] Class A Shares outstanding on an as adjusted basis	$	$
Class B Share, par value US$0.0001 per share, 50,000,000 Class B share authorized, [5,000,000] Class B Shares outstanding on an actual basis and as adjusted basis
Additional paid-in capital	$	$
New additional paid-in capital		$
– Retained earnings	$	$
	$	$
Total Shareholders’ Equity	$	$

Indebtedness
Borrowings	$	$
Total Indebtedness	$	$
Total Capitalization	$	$

____________

(1)      Reflects the sale of Class A Shares in this offering (excluding any Class A Share that may be sold as a result of the underwriter exercising its over-allotment option) at an assumed initial public offering price of $[—] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately US$[—].

(2)      Assuming the underwriters do not exercise their over-allotment option.

DILUTION

Investors purchasing our Class A Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Class A Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Class A Shares and the pro forma as adjusted net tangible book value per share of our Class A Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets) less total liabilities, divided by the number of outstanding Class A Shares. After giving effect to the sale of Class A Shares in this offering by the Company at an initial public offering price of US$[—] per share, after deducting US$ [—] in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$[—] the pro forma as adjusted net tangible book value as of June 30, 2024 would have been approximately US$[—] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[—] per share to our existing stockholders and an immediate dilution of US$[—] per share to new investors purchasing Class A Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed initial public offering price per share	$	$
Historical net tangible book value per share as of June 30, 2024	$	$
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	$	$
Pro forma net tangible book value per share after giving effect to this offering	$	$
Dilution per share to new investors participating in this offering	$	$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[—] per Class A Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by US$[—], and increase (decrease) dilution to new investors by US$[—] per Class A Share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Class A Shares in this offering, the as adjusted net tangible book value after the offering would be US$[—] per share, the increase in net tangible book value to existing shareholders would be US$[—] per share, and the dilution to new investors would be US$[—] per share, in each case assuming an initial public offering price of US$[—] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of Class A Shares purchased from us, the total consideration paid and the average price per Class A Share before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Class A Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Shares and other terms of this offering determined at the pricing.

DIVIDENDS AND DIVIDEND POLICY

While we currently have no plans to distribute dividends on our Class A Shares, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends on our Class A Shares, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio. Our Class B Shares are not entitled to any dividends.

Even if our Board decides to pay dividends on our Class A Shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

The Group is one of the leading providers of environmental solutions, specializing in the manufacturing of:

•        amphibious machinery;

•        aquatic weed harvesters; and

•        dredgers.

We serve customers predominantly in Indonesia, Malaysia, Philippines, Singapore, Netherlands, United Arab Emirates with a smaller presence in other regions. Our principal activities are focused on delivering innovative, eco-friendly technologies and services designed to protect and enhance natural habitats, while supporting urban improvement and infrastructure development.

Ultratrex is dedicated to environmental cleanup and restoration projects. Our amphibious machinery, aquatic weed harvesters and dredgers play a crucial role in removing pollutants and sediments from water bodies, helping to rehabilitate natural habitats and improve water quality. Our commitment to environmental restoration ensures that our operations benefit both wildlife and human communities.

Beyond environmental cleanups, Ultratrex contributes to land reclamation projects aimed at urban improvement and infrastructure development. Our advanced amphibious machinery and dredgers facilitate the creation of new land for housing, commercial use, and public infrastructure, supporting sustainable urban growth and development.

We manufacture an extensive range of amphibious machinery, which includes a diverse selection of versatile models, such as amphibious excavators, long reach arm, and excavator mounted sectional barge. These machines are available in both customized configurations and standard variants, accommodating all major brand manufacturers, and covering a weight range from 5 to 50 tons. Designed to operate in sensitive environments, our amphibious machinery minimizes ecological disruption, making them ideal for projects in wetlands, marshes, and other vulnerable areas.

Aquatic weed harvesters are environmentally friendly machines designed to control excessive aquatic plant growth and remove floating solid waste. These heavy-duty harvesters are highly effective for managing both emergent and floating vegetation. Ultratrex offers a range of models depending on the type of weeds, lake size, desired percentage of weed removal, and the required harvesting speed.

We also excel in manufacturing dredgers that meet the specific needs of each project. Our dredgers are engineered to enhance operational efficiency while minimizing environmental impact. We offer a comprehensive range of equipment, technology, and services that support sustainable dredging practices, which is vital for maintaining and restoring aquatic ecosystems. We provide comprehensive support to our customers throughout the project lifecycle, assisting them from the project planning stages to the execution stage, ensuring optimal results for their projects.

Established initially in 2008 in Malaysia, our Group now operates two manufacturing facilities. One is situated in Johor Bahru, Johor, Malaysia, covering land area of approximately 160,000 square feet. The second facility is located in Klaten, Central Java, Indonesia, with a land space of approximately 224,000 square feet. Additionally, we maintain a warehousing facility in Kelapa Gading, North Jakarta, Indonesia, spanning approximately 37,000 square feet.

Our manufacturing facilities are equipped with advanced machinery and equipment, and staffed by skilled and highly trained technical personnel. Operating on a global scale, Ultratrex is dedicated to swiftly delivering spare parts and technical services to our clients worldwide.

As an environmental solutions provider, Ultratrex is dedicated to delivering advanced, sustainable technologies that protect and enhance natural habitats while contributing to urban development. Our commitment to innovation, eco-friendly practices, and robust ESG principles drives our mission to make a positive environmental impact while delivering exceptional value to our clients.

We have a dedicated team of sales personnel led by our CEO responsible for driving sales growth and developing strong customer relationships. We also participate actively in exhibitions and trade fairs, and employ digital marketing tools to attract qualified leads for our products and services.

With our ability to manufacture amphibious machinery, aquatic weed harvesters and dredgers, along with our extensive market knowledge and experience, we believe we are well positioned as a market leader in the industry.

We also believe that our financial results reflect our strong market position. For the financial year ended June 30, 2023, our revenue was $9.0 million, and our net loss was $0.9 million. For the financial year ended June 30, 2024, our revenue was $20.8 million, and our net profit was $4.1 million. This is a growth of 130.8% in revenue and a turnaround of 598.6% into net profit respectively. The cost of revenue increased from $6.5 million in the financial year ended June 30, 2023 to $10.7 million in the financial year ended June 30, 2024.

Organization and reorganization

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2024	2023	Place of incorporation	Principal activities
		%	%
Ultratrex Inc.	August 15, 2024	—	—	Cayman Islands	Holding company
Ultratrex Asia Pacific Pte. Ltd.	July 3, 2024	100	100	Singapore	Holding company
Ultratrex Machinery Sdn. Bhd.	September 17, 2008	100	100	Malaysia	Manufacturing, trading and leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2024	2023	Place of incorporation	Principal activities
		%	%
PT Ultratrex Indonesia	August 23, 2010	99	98	Indonesia	Manufacturing, trading and leasing of amphibious machinery, aquatic weed harvesters and dredgers, and the leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts
PT Ultratrex Machinery Indonesia	October 20, 2022	99	99	Indonesia	Manufacturing, trading and leasing of amphibious machinery, aquatic weed harvesters and dredgers
Ultratrex Co., Ltd.	January 27, 2015	100	100	Japan	Import and export of heavy machineries and related business

The Group involves in manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts primarily through Ultratrex Machinery Sdn. Bhd. and PT Ultratrex Indonesia.

Mr. Salim Podiono (“Salim”), Mr. Halim Podiono (“Halim”), Mr. Nursalim Podiono (“Nursalim”), Mr. Taslim Podiono (“Taslim”) (collectively the “Concert Party”) exercise their votes as actors in concert, and act in concert in relation to all matters that require the decisions of the shareholders of the Company. The Concert Party entitled to one (1) vote, regardless of their respective shareholdings in the Company. There is no history of the Concert Party acting non-unanimously which collaborating with any non-controlling interests to exercise their votes collectively or to outvote the Group.

The reorganization begins with Ultratrex Machinery Sdn. Bhd. which was common controlled by the Concert Party with 20% of equity interest each, and Mr. Wong Kok Seng (“Mr. Wong”) owned the remaining 20% of equity interest. On 6 December 2023, Mr. Halim transferred 20% of equity interest to Mr. Salim.

On October 20, 2022, PT Ultratrex Machinery Indonesia was incorporated by Mr. Wong, with the mandate dated on October 18, 2022 (the “Mandate”) by the board of directors of Ultratrex Machinery Sdn. Bhd. and Mr. Chua Kok Guan with 99% and 1% of equity interest respectively. The Group considers that it controls PT Ultratrex Machinery Indonesia even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of PT Ultratrex Machinery Indonesia with a deemed 99% equity interest. There is no history of the Mr. Wong collaborating with non-controlling interest to exercise their votes collectively or to outvote the Group. Subsequently on 1 April 2024, Mr. Wong surrendered 99% of equity interest to Ultratrex Machinery Sdn. Bhd. as in line with the terms and conditions set out in the said Mandate.

On August 23, 2010, PT Ultratrex Indonesia was incorporated by Mr. Halim, Ms. Selvia and Mr. Jalu with 98% of equity interest to Mr. Halim and 1% of equity interest each to Ms. Selvia and Mr. Jalu. The Group considers that it controls PT Ultratrex Indonesia even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of PT Ultratrex Indonesia with a deemed 98% equity interest. There is no history of the Mr. Halim collaborating with non-controlling interest to exercise their votes collectively or to outvote the Group. On March 26, 2024, Mr. Jalu transferred 1% of equity interest to Mr. Halim. As a result, the deemed equity interest increased from 98% to 99%.

On January 27, 2015, Ultratrex Co., Ltd was incorporated by Mr. Halim with 100% of equity interest being held by Ultrator Co., Ltd. Ultrator Co., Ltd is owned by Mr. Halim and Mr. Yoshio Irie with 90% and 10% of equity interest respectively. The Group considers that it controls Ultratrex Co., Ltd even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of Ultratrex Co., Ltd with a deemed 100% equity interest. There is no history of Ultrator Co., Ltd or ultimate controlling shareholder, Mr. Halim to exercise his votes to outvote the Group. Subsequently on November 29, 2024, Ultratrex Asia Pacific Pte. Ltd. “acquired” 100% of equity interest in Ultratrex Co., Ltd from Ultrator Co., Ltd.

On July 3, 2024, Ultratrex Asia Pacific Pte. Ltd. was incorporated by Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong with 20% of equity interest each.

On November 15, 2024, Ultratrex Asia Pacific Pte. Ltd. entered into a share swap agreement to acquire 100% of the equity interest in Ultratrex Machinery Sdn. Bhd. from Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On December 2, 2024, Ultratrex Asia Pacific Pte. Ltd. allocated 13,200,000 ordinary shares to Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On January 6, 2025, Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong transferred 100% of equity interest in Ultratrex Machinery Sdn. Bhd. to Ultratrex Asia Pacific Pte. Ltd.

On November 29, 2024, Ultratrex Asia Pacific Pte. Ltd. entered into a share swap agreement to acquire 99% of the equity interest in PT Ultratrex Indonesia from Mr. Halim. Simultaneously, Ms. Selvia transferred 1% equity interest to Mr. Halim. On December 2, 2024, Ultratrex Asia Pacific Pte. Ltd. allocated 7,524,000 ordinary shares to Mr. Halim. On December 6, 2024, Mr. Halim transferred all of his equity interest to Ultratrex Asia Pacific Pte. Ltd., and Ms. Selvia transferred 1% of hers to Mr. Halim.

On [•], Ultratrex Inc acquired 100% of equity interest in Ultratrex Asia Pacific Pte. Ltd..

The reorganization was completed on [•]. As a result of the Reorganization, the Company became the holding company for a group of companies that will be referred to as the Group. Accordingly, the consolidated financial statements have been presented using the pooling of interest method whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Group where under common control.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

(a)     Power over the investee;

(b)     Exposure, or rights, to variable returns from its involvement with the investee; and

(c)     The ability to use its power over the investee to affect its returns.

If the Group has less than a majority of the voting of similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)     The contractual arrangement with the other vote holders of the investee;

(b)     Rights arising from other contractual agreements; and

(c)     The voting rights of the Group and potential voting rights.

Intragroup balances, transactions, income and expenses are eliminated in the consolidated financial statement. Unrealized gains arising from transactions with the associate are eliminated against the investment to the extent of the interest of the Group in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

The financial statements of the subsidiaries are prepared for the same reporting period as that of the Company, using consistent accounting policies. Where necessary, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

Non-controlling interests, if any, represent equity in subsidiaries that are not attributable, directly or indirectly, to owners of the parent, and is presented separately in the consolidated statement of profit or loss and other comprehensive income and within equity in the consolidated statement of financial position, separately from equity attributable to owners of the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the financial year are included in the statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

If the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between:

(a)    the aggregate of the fair value of the consideration received and the fair value of any retained interest; and

(b)    the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.

Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investments retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost on initial recognition of an investment in an associate or a joint venture.

BUSINESS COMBINATIONS

Business combinations other than those involving entities under common control, are accounted for by applying the acquisition method of accounting.

Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, except that:

(a)     deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IFRS 112 Income Taxes and IFRS 119 Employee Benefits respectively;

(b)    right-of-use assets and lease liabilities for leases are recognized and measured in accordance with IFRS 16 Leases;

(c)     liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacements by the Group of an acquiree’s share-based payment transactions are measured in accordance with MFRS 2 Share-based Payment at the acquisition date; and

(d)    assets (or disposal groups) that are classified as held for sale in accordance with MFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Any contingent consideration payable is recognized at fair value at the acquisition date. The Group accounts for changes in fair value of contingent consideration that are not measurement period adjustments as follows:

(a)     Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

(b)    Other contingent consideration that:

(i)     is within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss in accordance with IFRS 9 Financial Instruments for the relevant period.

(ii)    is not within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss.

In a business combination achieved in stages, previously held equity interests in the acquiree are re-measured to fair value at the acquisition date and any corresponding gain or loss is recognized in profit or loss.

Components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are initially measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRS. The choice of measurement basis is made on a combination-by-combination basis. Subsequent to initial recognition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling interest in the acquiree (if any), and the fair value of the previously held equity interest of the Group in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill in the statement of financial position. In instances where the latter amount exceeds the former, the excess is recognized as a gain on bargain purchase in profit or loss on the acquisition date.

Business combinations involving entities under common control are accounted for by applying the pooling of interest method of accounting. The assets and liabilities of the entities are reflected at their carrying amounts reported in the consolidated financial statements of the Group. Any difference between the consideration paid and the share capital and capital reserves of the “acquired” entity is reflected within equity as merger reserve. The statements of profit or loss and other comprehensive income reflects the results of the entities for the full year, irrespective of when the combination takes place. Comparatives are presented as if the entities had always been combined since the date the entities had come under common control.

Entities under common control are entities, which are ultimately controlled by the same parties and that control is not transitory. Control exists when the same parties have, as a result of contractual agreements, ultimate collective power to govern the financial and operating policies of each of the entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. The financial statements of commonly controlled entities are included in the consolidated financial statements from the day that control commences until the date that control ceases.

Critical Accounting Policies, Judgements and Estimates

BASIS OF PREPARATION

The audited consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Use of estimates and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowance for expected credit losses of receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

Allowance for inventories obsolescence

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis (at least on an annual basis).

The determination of net realizable value is subject to significant estimation uncertainty, in particular because the salability and margins of products are affected by factors such as changing consumer demand, technology trends, supply-related scarcity, and economic uncertainties. There is significant management judgement involved in setting expectations about future sales of slow-moving inventories items.

The review involves, but not limited to, an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Taking into account factors impacting the inventory provisioning including trading assumptions being 5% higher or lower than expected, this would result a potential outcome in an increase or decrease of the allowance for inventory obsolescence amounting to approximately USD676,000 (June 30, 2023: USD499,000) in profit or loss.

Results of Operations

Comparison of Results of Operations for the Financial Years Ended June 30, 2023 and 2024

The following table sets forth a summary of our results of operations for the periods indicated, both in USD amount and as a percentage of its total revenue.

	2023	2024	Variance
	USD’000	USD’000	USD’000%
Revenue	8,968	20,697	11,729	130.8%
Cost of goods sold	(6,541)	(10,681)	(4,140)	63.3%
Gross profit	2,427	10,016	7,589	312.7%

Selling and marketing expenses	(1,308)	(2,194)	(886)	67.7%
Administrative expenses	(2,016)	(2,296)	(280)	13.9%
Impairment losses for receivables	(25)	(14)	11	(44.0)%
(Loss)/Income from operation before income tax	(922)	5,512	6,434	(697.8)%

Other income, net	366	333	(33)	(9.0)%
Finance cost	(113)	(162)	(49)	43.4%
(Loss)/profit before income tax	(669)	5,683	6,352	(949.5)%
Income tax expense	(163)	(1,535)	(1,372)	841.7%
Net (loss)/profit for the year	(832)	4,148	4,980	(598.6)%

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Foreign currency translations	(293)	(699)	(406)	138.6%

Item that will not be reclassified subsequently to profit or loss:
Remeasurements of post-employment benefit obligations	6	(170)	(176)	(2,933.3)%
Total comprehensive (loss)/income for the year	(1,119)	3,279	4,398	(393.0)%

(Loss)/Profit attributable to:
Equity owners of the Company	(831)	4,151	4,982	(599.5)%
Non-controlling interests	(1)	(3)	(2)	200.0%
Total	(832)	4,148	4,980	(598.6)%

Total comprehensive (loss)/income attributable to:
Equity owners of the Company	(1,118)	3,282	4,400	(393.6)%
Non-controlling interests	(1)	(3)	(2)	200.0%
Total	(1,119)	3,279	4,398	(393.0)%

Basic and Diluted Net Income per Share	(0.37)	1.09
Weighted Average Number of Common Shares Outstanding – Basic and Diluted	3,020,001	3,020,001

Revenue

	As of June 30, 2023		As of June 30, 2024		Variance
	USD’000	% of total revenue	USD’000	% of total revenue	USD’000%
Amphibious machinery	6,700	74.6%	18,289	88.4%	11,589	173.0%
Aquatic weed harvesters & dredgers	194	2.2%	156	0.8%	(38)	(19.6)%
Sales of parts	1,676	18.7%	1,523	7.3%	(153)	(9.1)%
Service income	193	2.2%	486	2.3%	293	151.8%
Rental of machinery	205	2.3%	243	1.2%	38	18.5%
	8,968	100%	20,697	100%	11,729	130.8%

Revenue for the financial year ended June 30, 2024 was USD20.7 million representing an increase of 130.8% from USD9.0 million for the financial year ended June 30, 2023. The increase in revenue was mainly due to increase in sales of amphibious machineries. Revenue generated from sales of amphibious machineries increased by USD11.6 million or 173.0% from USD6.7 million for the financial year ended June 30, 2023 to USD18.3 million for the financial year ended June 30, 2024, which is mainly due to investment in infrastructure development by government of Indonesia.

Furthermore, there were slight increase in service income and rental income generated from the rental of machinery. Increase in service income by USD0.3 million or 151.8% from USD0.2 million for the financial year ended June 30, 2023 to USD0.5 million for the financial year ended June 30, 2024 was in line with the increase in sales of amphibious machineries. Increase in rental of machinery was mainly due to short term solutions provided to the customers.

However, increase in revenue has been mitigated by the decrease in sales of aquatic weed harvesters and dredgers, which mainly due to lower in demand as compared to amphibious machineries. Also, decrease in sales of parts by USD0.2 million or 9.1% from USD1.7 million for the financial year ended June 30, 2023 to USD1.5 million for the financial year ended June 30, 2024 was mainly due to lower in replacement parts required by the customers.

Cost of goods sold, administrative and selling and distribution expenses

Expenses classified by nature for the financial years ended June 30, 2023 and 2024 are as follows:

	As of June 30, 2023	As of June 30, 2024	Variance
	USD’000	USD’000	USD’000%
Purchase of inventories	4,497	9,838	5,341	118.8%
Changes in inventories	223	(959)	(1,182)	(530.0)%
Staff costs	1,767	2,183	416	23.5%
Increase in liability for defined benefit plan	24	43	19	79.2%
Impairment on trade receivables	25	14	(11)	(44.0)%
Inventories write down	376	86	(290)	(77.1)%
Depreciation of property, plant and equipment	153	217	64	41.8%
Depreciation of right-of-use assets	410	484	74	18.0%
Carriage expenses	252	250	(2)	(0.8)%
Advertising	91	24	(67)	(73.6)%
Consultation fee	164	106	(58)	(35.4)%
Commission expenses	244	680	436	178.7%
Other tax expenses	94	7	(87)	(92.6)%
Transportation expenses	80	246	166	207.5%
Technical services and supplies	262	163	(99)	(37.8)%
Other expenses	1,228	1,803	575	46.8%
	9,890	15,185	5,295	53.5%

Cost of goods sold, administrative, selling and distribution expenses incurred has increased by USD5.3 million or 53.5% from USD9.9 million for the financial year ended June 30, 2023 to USD15.2 million for the financial year ended June 30, 2024. The increase in mainly due to increase in purchase of inventories, which was in line with increase in sales of amphibious machineries. Furthermore, increase in changes in inventories was mainly due to higher level of inventories as of financial year ended June 30, 2024 to cater for the increase in demand. Increase in staff costs by USD0.4 million was mainly due higher rewards to the employees as the Group achieved better performance as compared to the previous financial year.

Increase in expenses was mitigated by the decrease in inventories written down by USD0.3 million or 77.1% as the Group has taken the initiative to write down the inventories in the previous financial year. Please see table contents of administrative and selling and distribution expenses for more details.

Administrative and selling and distribution expenses

		As of June 30, 2023	As of June 30, 2024	Variance
	Note	USD’000	USD’000	USD’000%
Staff costs	(a)	962	1,183	221	23.0%
Increase in liability for defined benefit plan	(a)	23	43	20	87.0%
Consultation fee		164	118	(46)	(28.0)%
Depreciation of property, plant and equipment	(b)	64	144	80	125.0%
Depreciation of right-of-use assets	(b)	178	250	72	40.4%
Advertising	(e)	91	24	(67)	(73.6)%
Commission expenses	(c)	228	666	438	192.1%
Carriage expenses		252	250	(2)	(0.8)%
Impairment on trade receivables		25	14	(11)	(44.0)%
Unrealized loss on foreign exchange		27	16	(11)	(40.7)%
Repair and maintenance	(d)	108	391	283	262.0%
Transportation expenses	(d)	80	246	166	207.5%
Technical services and supplies	(f)	262	163	(99)	(37.8)%
Other expenses		885	996	111	12.5%
		3,349	4,504	1,155	34.5%

Increase in administrative and selling and distribution expenses is mainly due to:

(a)     increase in staff costs by USD0.2 million or 23.0% from USD1.0 million for the financial year ended June 30, 2023 to USD1.2 million for the financial year ended June 30, 2024 due to better performance of the Group and increase in revenue. Additionally, overall increase in staff costs were also due to increase in number of headcount;

(b)    increase in depreciation charged on property, plant and equipment and right-of-use assets were mainly due to higher investments to both property, plant and equipment and right-of-use assets;

(c)     increase in commission expenses by USD0.4 million or 192.1% from USD0.2 million for the financial year ended June 30, 2023 to USD0.7 million for the financial year ended June 30, 2024 is closely related to the increase in revenue as more amphibious machineries being sold in the financial year ended June 30, 2024.

(d)    increase in repair and maintenance expense by USD0.3 million or 262.0% was mainly incurred to improvise the infrastructures to the warehouse of PT Ultratrex Indonesia in Jakarta. Meanwhile, increase in transportation expenses by USD0.2 million was in line with the increase in revenue of the Group.

Increase in administrative and selling and distribution expenses is mitigated by the decrease in:

(e)     decrease in advertising by USD67,000 or 73.6% from USD91,000 for the financial year ended June 30, 2023 to USD24,000 for the financial year ended June 30, 2024 as higher advertising expenses incurred in financial year 2023 to prepare for post COVID-19 recovery;

(f)     decrease in technical services and supplies by USD0.1 million or 37.8% was mainly due to most of the services were performed in the previous financial year;

Gross profit

For the financial year ended June 30, 2023 and 2024, our gross profit were USD2.5 million and USD10.0 million, respectively, and our gross profit margins were 27.1% and 48.4%, respectively. Increase in gross profit margin was mainly due to increase in sale of spare parts as it contributes higher margin.

Other income

	As of June 30, 2023	As of June 30, 2024	Variance
	USD’000	USD’000	USD’000%
Sales of scrap iron	91	110	19	20.9%
Rental income	—	3	3	100.0%
Realized gain on foreign exchange, net	52	101	49	94.2%
Gain on disposal of property, plant and equipment	169	19	(150)	(88.8)%
Interest income	25	37	12	48.0%
Forfeiture of income	6	18	12	200.0%
Fair value gain/(loss) on financial assets	2	(3)	(5)	(250.0)%
Others	21	48	27	128.6%
	366	333	(33)	(9.0)%

Sales of scrap iron increased by 20.9% from USD91,000 for the financial year ended June 30, 2023 to USD110,000 for the financial year ended June 30, 2024 due to increase in production of amphibious machineries. Increase in realized gain of foreign exchange, net by USD0.1 million or 94.2% from USD52,000 for the financial year ended June 30, 2023 to USD101,000 for the financial year ended June 30, 2024 was mainly due to appreciation of United States Dollar (“USD”) against Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”) as most of the sales were denominated in USD. Also, increase in interest income by 48.0% was mainly due to higher bank balances throughout the financial year.

Slight decrease in other income was mainly due to decrease in gain on disposal of property, plant and equipment by USD0.1 million or 88.8%. Gain on disposal of property, plant and equipment has decreased from USD169,000 for the financial year ended June 30, 2023 to USD19,000 for the financial year ended June 30, 2024.

Finance cost

	As of June 30, 2023	As of June 30, 2024	Variance
	USD’000	USD’000	USD’000%
Bankers’ acceptance interest	15	26	11	73.3%
Term loan interest	37	36	(1)	(2.7)%
Lease liabilities	61	100	39	63.9%
	113	162	49	43.4%

Increase in finance cost was mainly due to increase in interest expense incurred for bankers’ acceptance and lease liabilities. Bankers’ acceptance interest increased by 73.3% from USD15,000 for the financial year ended June 30, 2023 to USD26,000 for the financial year ended June 30, 2024 was mainly due to increase in international dealings which is in line with the increase in revenue. Interest expense for lease liabilities represented the present value of future lease payments. Increase in interest expense for lease liabilities was due to increase in right of use assets in the current financial year.

Income tax expense

Our estimated income tax expense increased by USD1.4 million, or 841.7% from USD0.2 million for the financial year ended June 30, 2023, to USD1.5 million for the financial year ended June 30, 2024 was generally in line with the increase in our profit for the financial year.

Net income

As a result of the foregoing, our net income increased by USD5.0 million, or 598.6%, from loss making of USD0.8 million for the financial year ended June 30, 2023, to profit for the financial year of USD4.2 million for the financial year ended June 30, 2024.

Liquidity and Capital Resources;

The Group accounts have been prepared assuming that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Group’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities, if any, as and when they fall due.

The Group has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. The Group’s working capital was USD8.1 million as of June 30, 2024. And the Group had a positive balance of USD2.5 million in cash and cash equivalents. Unrestricted cash and bank balances of the Group is amounted to USD1.8 million as to withdrawal and use as of June 30, 2024. In view of these circumstances, the management has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the financial year ended June 30,
	2023	2024
	USD’000	USD’000
Net cash (used in)/from operating activities	(475)	2,666
Net cash from/(used in) investing activities	244	(679)
Net cash used in financing activities	(860)	(1,326)
(Decrease)/Increase in cash and cash equivalents	(1,091)	661
Cash and cash equivalents at the beginning of the period	2,458	1,252
Effects of exchange rate changes on cash and cash equivalents	(115)	(76)
Cash and cash equivalents at the end of the period	1,252	1,837

Operating Activities

For the year ended June 30, 2023, net cash used in operating activities of USD0.4 million primarily resulted from our net loss of USD0.7 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation charged on property, plant and equipment and right-of-use assets and inventories written down.

Changes in operating assets and liabilities mainly included:

(i)     decrease in inventories of USD1.7 million;

(ii)    decrease in accounts receivable of USD1.0 million;

(iii)   increase in accounts payable of USD0.3 million; and

(iv)   decrease in other tax receivables of USD0.7 million.

For the year ended June 30, 2024, net cash from operating activities of USD2.7 million primarily resulted from our net income of USD5.7 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation charged on property, plant and equipment and right-of-use assets and inventories written down.

Changes in operating assets and liabilities mainly included:

(i)     decrease in inventories of USD1.9 million;

(ii)    increase in accounts receivable of USD1.0 million;

(iii)   increase in accounts payable of USD0.8 million; and

(iv)   decrease in other tax receivables of USD0.4 million.

Investing Activities

For the year ended June 30, 2023, net cash from investing activities of USD0.2 million primarily resulted from proceeds from disposal of property, plant and equipment of USD0.6 million and interest received of USD25,000. The increase was mitigated by purchase of property, plant and equipment of USD0.4 million.

For the year ended June 30, 2024, net cash used in investing activities of USD0.7 million primarily resulted from purchase of property, plant and equipment and right-of-use-assets totaling to USD0.7 million. Furthermore, net cash used in investing activities was due to placements of fixed deposit pledged with financial institution of USD0.1 million. The decrease was mitigated by proceeds from disposal of property, plant and equipment and interested received of USD0.1 million and USD37,000 respectively.

Financing Activities

For the year ended June 30, 2023, net cash used in financing activities was USD0.9 million, which was primarily driven by:

(i)     dividends paid to shareholders of USD0.1 million; and

(ii)    Net repayments of bank borrowings and lease liabilities of USD0.7 million and USD0.3 million respectively.

Net cash used in financial activities was mitigated by advanced from related parties of USD0.3 million.

For the year ended June 30, 2024, net cash used in financing activities was USD1.3 million, which was primarily driven by:

(i)     dividends paid to shareholders of USD0.5 million;

(ii)    repayments to related parties of USD0.2 million; and

(iii)   Net repayments of bank borrowings and lease liabilities of USD0.1 million and USD0.3 million respectively.

Contractual Commitments

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	2023	2024
	USD’000	USD’000
Capital expenditure	—	183

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

As at June 30, 2023 and 2024, approximately 52.8% and 47.5% of the Group’s trade receivable arose from 3 customers respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

Market risk

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates.

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the functional currencies of the operating entities. Exposure in foreign currency is monitored on an ongoing basis and the Group endeavors to keep the net exposure at an acceptable level.

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group would fluctuate because of changes in market interest rates. The exposure of the Group to interest rates risk arises primarily from their floating interest rate borrowings. The Group does not use derivative financial instruments to hedge this risk.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

HISTORY AND CORPORATE STRUCTURE

As at the date of this prospectus, our Group is comprised of the Company and its immediate subsidiary, Ultratrex Singapore, and its indirect subsidiaries, Ultratrex Malaysia, Ultratrex Machinery Indonesia, Ultratrex Indonesia, and Ultratrex Japan.

Corporate Structure

Our Company was incorporated in the Cayman Islands on August 15, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$50,000 divided into 450,000,000 Class A Shares with par value US$0.0001 per share and 50,000,000 Class B Shares with par value US$0.0001 per share.

Organization Chart

The chart below sets out our corporate structure post re-organization.

Entities

A description of our principal operating subsidiaries are set out below.

Ultratrex Malaysia

Based in Johor Bahru, Malaysia, Ultratrex Malaysia specializes in the manufacturing of amphibious heavy machineries. The company is a key player in the production of high-performance equipment designed to operate in challenging environments, offering tailored solutions to meet various industrial needs.

Ultratrex Machinery Indonesia

Located in Central Java, Indonesia, Ultratrex Machinery Indonesia focuses on the manufacturing of amphibious heavy machineries, similar to its Malaysian counterpart. However, this subsidiary is uniquely positioned to cater specifically to the Indonesian market by incorporating local content in its production processes to comply with the Indonesian government’s regulations. By integrating locally sourced materials and components, the company not only adheres to the local content requirements but also strengthens its commitment to supporting the local economy and industry. This approach enables Ultratrex Machinery Indonesia to offer products that are both competitive and aligned with the specific needs and standards of the Indonesian market.

Ultratrex Indonesia

Ultratrex Indonesia functions as the marketing arm for the company’s products in the Indonesian market. It plays a crucial role in promoting and distributing amphibious heavy machineries developed by Ultratrex Malaysia and Ultratrex Machinery Indonesia, ensuring strong market presence and customer engagement in Indonesia.

Ultratrex Japan

Based in Tokyo, Japan, Ultratrex Japan is primarily engaged in research, sourcing, and the development of new products. This subsidiary focuses on innovation and product improvement, contributing to the company’s growth by exploring new technologies and expanding the product portfolio to meet evolving market demands.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from either the U.S., Europe, Asia Pacific Excavator and Dredging Machines Market issued by Grand View Research, Inc in 2024 and commissioned by our Company (the “Grand View Report”) or from publicly available secondary data online source. Grand View Research, Inc. (“Grand View Research”) has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. Where no specific source is cited, the data is based on Grand View Research’s independent research and market analysis, unless otherwise derived from publicly available secondary sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Market Definition

Amphibious Equipment generally includes Amphibious Excavator, Dredging Machines and Aquatic Weed Harvester for aquatic or marine construction, wetland, urban eco-environmental maintenance and restoration works across the wet terrain and riverbed.

Amphibious Excavator:    It is a specialized type of excavator designed for dredging, excavation, and earthmoving tasks in aquatic or marshy environments. The amphibious excavator can perform dredging while floating on soft terrains such as swamps, wetlands, and shallow waters. It is more suited for tasks involving the removal of silty clay, clearing silted trenches, and operating in swampland and shallow water compared to traditional barge-mounted dredgers, which are typically used for drainage clearance and riverbed cleaning.

Dredging Machines:    These are specialized equipment mounted on ships or vessels used for dredging operations in bodies of water such as harbors and coastal areas.

Aquatic Weed Harvester:    Machinery specifically designed for the mechanical removal of aquatic plants, weeds, and algae, among others from rivers, lakes, reservoirs, etc.

Market Lineage Outlook of Amphibious Equipment Market in U.S., Europe, and Asia Pacific

The amphibious equipment market in U.S., Europe, and Asia Pacific was valued at USD 11,258.1 million in 2023 and is anticipated to reach USD 20,825.5 million by 2030. The growing need for water resource management and environmental conservation to keep pace with continued urbanization and the subsequent increase in construction activities worldwide are expected to drive the demand for these equipment over the forecast period.

As the demand for amphibious equipment continues to grow, the amphibious equipment market is evolving into a highly dynamic and competitive market, compelling market players, both established and small-scale ones, to focus on developing advanced products with improved functionalities and versatile compatibility, thereby opening promising opportunities for the growth of the market. However, as competition builds, apart from integrating enhanced functionalities, market players may have to price their products aggressively if they were to retain their existing customers and attract new ones.

A notable trend in either the general excavator or amphibious equipment machines market is the increasing adoption of advanced technologies, such as telematics, IoT, and automation, to enhance operational efficiency and ensure optimum productivity. As such, excavators are being integrated with GPS systems, hydraulic attachments, and real-time monitoring capabilities, to enable precise digging, improve fuel efficiency, and facilitate remote operations. The strong emphasis on reducing the carbon footprint of activities, such as excavation and dredging, and the subsequent shift toward pursuing sustainable practices have led to the development of electric and hybrid excavators and dredging machines.

Amphibious Excavator

The U.S., Europe, Asia Pacific amphibious excavator market was valued at USD 6,224.0 million in 2023 and is expected to grow at a CAGR of 11.2% from 2024 to 2030 to reach an estimated value of USD 12,982.7 million by 2030. The expansion of infrastructure projects in coastal and wetland areas has increased the demand for specialized equipment capable of operating in challenging environments. In Asia Pacific, the demand for amphibious excavators is driven by rapid urbanization, infrastructure development, and environmental conservation efforts.

Dredging Equipment

The U.S., Europe, Asia pacific dredging equipment market was valued at USD 4,333.9 million in 2023 and is expected to grow at a CAGR of 6.3% from 2024 to 2030 to reach an estimated value of USD 6,636.6 million by 2030. The exploration and extraction of offshore energy resources, such as oil & gas, require dredging operations for seabed preparation, pipeline installation, and offshore platform maintenance. Offshore oil & gas platforms require thorough preparatory work before installation.

For instance, dredging is necessary to create channels for vessels to access the site and maintain the infrastructure once operational. Moreover, the continuous extraction of offshore energy resources leads to sedimentation and sediment accumulation around drilling platforms and pipelines.

This necessitates maintaining optimal water depths in ongoing dredging operations for navigation and preventing infrastructure damage. As the demand for offshore oil & gas exploration and extraction increases, the need for efficient and advanced dredging equipment also rises. Ship-mounted dredging equipment has become increasingly popular owing to its mobility and versatility in reaching remote offshore sites.

Aquatic Weed Harvester

The U.S., Europe, Asia Pacific aquatic weed harvester market was valued at USD 700.3 million in 2023 and is expected to grow at a CAGR of 8.2% from 2024 to 2030 to reach an estimated value of USD 1,206.2 million by 2030. The growing demand for aquatic weed harvesters can be attributed to the rising need to maintain waterway accessibility for various purposes, such as transportation, irrigation, and flood control. By filtering weeds and debris from water channels, these machines ensure safe and efficient navigation, which is vital for economic activities and infrastructure development.

The increasing need to preserve natural ecosystems and prevent ecological imbalances drives the deployment of aquatic weed harvesters. Invasive aquatic plants such as hydrilla, water hyacinth, and Eurasian watermilfoil pose significant threats to native flora and fauna, disrupt water flow, and hinder recreational activities such as boating and fishing. As a result, government agencies, environmental organizations, and lake management authorities invest in weed harvesting technologies to control and mitigate the spread of these invasive species, thereby safeguarding biodiversity and ensuring the sustainability of aquatic ecosystems.

U.S., Europe, Asia Pacific Amphibious Equipment Market: Regional Estimates and Trend Analysis

Region	2018	2020	2021	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	CAGR (2024 – 2030)
U.S.	1,485.0	1,609.0	1,540.0	1,747.0	1,897.4	2,056.0	2,231.7	2,426.6	2,643.0	2,885.5	3,154.3	3,452.3	3,782.7	9.2%
Europe	2,918.2	3,151.8	3,018.8	3,413.6	3,698.4	3,995.8	4,324.5	4,688.0	5,090.5	5,540.2	6,037.4	6,587.1	7,194.9	8.9%
Asia Pacific	3,703.7	4,032.7	3,854.0	4,392.8	4,785.9	5,206.3	5,673.6	6,193.3	6,772.2	7,423.4	8,147.6	8,952.7	9,847.9	9.6%
Total	8,107.0	8,793.5	8,412.8	9,553.4	10,381.7	11,258.1	12,229.8	13,307.9	14,505.7	15,849.1	17,339.3	18,992.1	20,825.5	9.3%

U.S., Europe, Asia Pacific Amphibious Equipment Market Estimates & Forecasts, By Equipment Type (USD Million)

Equipment Type	2018	2020	2021	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	CAGR (2024 – 2030)
Amphibious Excavator	4,303.4	4,728.1	4,458.7	5,123.6	5,641.9	6,224.0	6,878.5	7,614.2	8,443.0	9,388.2	10,450.5	11,643.3	12,982.7	11.2%
Dredging Equipment	3,324.6	3,520.0	3,444.7	3,820.7	4,087.2	4,333.9	4,598.4	4,882.8	5,187.7	5,514.2	5,863.5	6,237.2	6,636.6	6.3%
Aquatic Weed Harvester	479.0	545.5	509.4	609.2	652.6	700.3	752.9	810.9	875.0	946.7	1,025.3	1,111.6	1,206.2	8.2%
Total	8,107.0	8,793.5	8,412.8	9,553.4	10,381.7	11,258.1	12,229.8	13,307.9	14,505.7	15,849.1	17,339.3	18,992.1	20,825.5	9.3%

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

US

The U.S. amphibious equipment was valued at USD 2,056.0 million in 2023 and is expected to grow at a CAGR of 9.2% from 2024 to 2030 to reach an estimated value of USD 3,782.7 million by 2030. The growth of the amphibious equipment market in the U.S. can be attributed to the rising investments in the infrastructure sector. The federal government’s investments in infrastructure projects, including bridges, tunnels, and port improvements, are bolstering the need for amphibious equipment across the country. In addition, amphibious equipment is particularly vital in these projects due to their ability to operate efficiently in both land and water environments. This capability is crucial for tasks near wetlands and shallow water bodies, making them ideal for preparatory and foundation work.

Europe

Europe amphibious equipment market was valued at USD 3,995.8 million in 2023 and is expected to grow at a CAGR of 8.9% from 2024 to 2030 to reach an estimated value of USD 7,194.9 million by 2030. The growth of the amphibious equipment market in Europe is largely driven by an increasing focus on urban development and redevelopment. European countries are making substantial investments in enhancing their port infrastructure and waterways, necessitating specialized machinery for excavation and maintenance. As amphibious equipment play an important role in maintaining navigable waterways and ports to accommodate larger vessels and ensure efficient cargo handling, the demand for these equipment are expected to grow significantly from 2024 to 2030.

Asia Pacific

Asia Pacific amphibious equipment market was valued at USD 5,206.3 million in 2023 and is expected to grow at a CAGR of 9.6% from 2024 to 2030 to reach an estimated value of USD 9,484.0 million by 2030. The growth of the Asia Pacific amphibious equipment market can be attributed to the extensive infrastructure development taking place across various countries in the region. In addition, various government projects aimed at enhancing productivity in key sectors are contributing to market growth. Several government initiatives to upgrade port facilities and improve logistics capabilities are further driving the demand for amphibious equipment across the region.

U.S., Europe, Asia Pacific Amphibious Equipment Market Snapshot

Fig.1 U.S., Europe, Asia Pacific amphibious equipment market snapshot

U.S., Europe, Asia Pacific Amphibious Equipment Market Size (USD Million)

8.107.0
11.258.1
20.825.5
CAGR (2024 – 30)
9.3%
2018
2023
2030

CAGR% (2024 – 2030)
Growth Momentum**
LOW MEDIUM HIGH
Asia Pacific
9.6%
Europe
8.9%
U.S.
9.2%

U.S., Europe, Asia Pacific Amphibious Equipment Market Size, By Region (USD Million)

2030
9,847.9
7,194.9
3,782.7
2023
5,206.3
3,995.8
2.056.0
Asia Pacific
Europe
U.S.

Regional Market Penetration, 2023

18.3%
46.2%
35.5%
Asia Pacific
Europe
U.S.

Key Regional Trend

Asia Pacific dominated the market in 2023. The market growth is primarily ascribed to favorable government policies to boost infrastructure projects across emerging economies such as India, China, Japan, and Southeast Asian countries.

** Growth momentum is factor of comparison between segmental CAGR% Vs overall market CAGR%

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

Fig.2 U.S., Europe, Asia Pacific amphibious equipment market, segment snapshot

Equipment Type Outlook (USD Million)
CAGR% (2024 – 2030)
2030
12,982.7
6,636.6
1,206.2
2023
6,224.0
4,333.9
700.3
Amphibious Excavator
Dredging Equipment (Ship Mounted)
Aquatic Weed Harvester
Amphibious Excavator
11.2%
Dredging Equipment
6.3%
Aquatic Weed Harvester
8.2%
Excavator Weight Outlook (USD Million)
CAGR% (2024 – 2030)
Growth Momentum
LOW MEDIUM HIGH
2030
29,843.0
29,999.1
30,383.9
2023
21,872.9
20,801.9
20,361.6
More Than 46 Ton
4.3%
11 to 45 Ton
5.1%
<10 Ton
5.6%
More than 46 Ton
11 to 45 Ton
<10 Ton

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

Fig.3 U.S., Europe, Asia Pacific amphibious equipment market, by equipment type: Key Takeaways

Equipment Type – Segment

Amphibious Excavator
- 2023: USD 6,224.0 million
- 2030: USD 12,982.7 million

Dredging Equipment (Ship Mounted)
- 2023: USD 4,333.9 million
- 2030: USD 6,636.6 million

Aquatic Weed Harvester
- 2023: USD 700.3 million
- 2030: USD 1,206.2 million

Key Segment Trends (Value USD Million)

14,000.0
12,000.0
10,000.0
8,000.0
6,000.0
4,000.0
2,000.0
-
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Amphibious Excavator
Dredging Equipment (Ship Mounted)
Aquatic Weed Harvester

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

Value Chain Analysis

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

The value chain of the U.S., Europe, and Asia Pacific amphibious equipment market comprises raw material & component suppliers, manufacturers/Original Equipment Manufacturers (OEMs), distributors, and end users.

The value chain originates in the suppliers of raw materials, components, and parts required to manufacture amphibious equipment. Raw materials, such as rubber as well as steel, and aluminum, among other ferrous and non-ferrous metals; and components and parts, such as pontoons, undercarriage, hydraulic systems, transmissions, brakes, steering systems, sensors, tires, engines, cab & controls, dredge pumps, cutter heads, dredge anchors, and pumps, among others remain vital for the manufacture of amphibious equipment. Kyotechs; Xuzhou Bonovo Machinery & Equipment Co., Ltd.; Ningbo Starkea Industrial Technology Co., Ltd.; Dredge Yard; VOSTA LMG; and TVH Parts Holding NV are some of the component suppliers catering to the market. Given the reliance on suppliers, manufacturers and OEMs prefer signing firm purchase agreements and maintaining long-term relationships with multiple suppliers to ensure uninterrupted supplies of raw materials and components in adequate volumes.

Prominent OEMs operating in the market include Hyundai Construction Equipment Co., Ltd.; Hitachi Construction Machinery Co., Ltd.; Kobelco Construction Machinery Co. Ltd.; Liebherr-International AG; Aquarius Systems; Aquamarine Inc.; among others. They engineer and amphibious equipment with different load capacities, lifting heights, power sources (ICE and electric), and functionalities to meet customers’ diverse needs. Once engineered and designed, raw materials, components, parts, and subsystems are ordered accordingly from the relevant suppliers and assembled to manufacture various amphibious equipment. Manufacturers and OEMs put a strong emphasis on quality control and safety measures throughout manufacturing.

The value chain culminates in end users, which include governments public works department, construction, and dredging companies, environmental services firms, marine contractors, landscaping and land management firms among others. The specific operational needs and requirements of end users can directly influence the demand for amphibious equipment.

Dredging companies or contractors, such as Orion Group Holdings, Inc.; Great Lakes Dredge & Dock Company, LLC.; United Dredging; CASHMAN DREDGING, INC.; Curtin Maritime, Corp.; Pacific Maritime Group, and J.F. Brennan Company, are particularly investing in building a fleet of excavators and dredging machines to provide dredging and excavation services as part of the efforts to cash in on different types of projects, such as intracoastal waterways, ship channels, maintenance dredging, port expansion, port deepening, beach nourishment, wildlife refuge creation, marine construction, hurricane restoration, and dredge material placement area construction and management, undertaken in different parts of the world.

Market Dynamics

Sources: IJRTI, HINABI, CEA, AEM, ICEMA, Annual Reports, Investor Presentations, PitchBook, Primary Interviews, and Grand View Research.

Advances in technology are playing a pivotal role in shaping the amphibious equipment market. Manufacturers are focusing on enhancing operator comfort and safety by integrating ergonomic designs, intuitive control systems, and improved visibility from the cabin to ensure a more productive and safe working environment. Also, there is a noticeable shift toward the incorporation of autonomous technology in amphibious excavators to enable them to operate with minimal human intervention, so that safety and productivity can be improved. Sensors, cameras, and AI-based algorithms allow these excavators to detect and navigate through obstacles and operate with precision, thereby minimizing the risk of accidents.

Increases in power and size, improvements in design, and the use of advanced electronics have made dredging machines more productive over the years. OEMs are putting a higher emphasis on optimizing existing equipment rather than developing entirely new dredgers. Standardizing dredging equipment and improving monitoring and control systems have significantly enhanced the dredging process. Advances in automation have also gained significant traction in recent years. As such, newly launched dredgers feature built-in automated systems, which allow these dredgers to streamline multiple tasks, including slurry pumping and dredge positioning. Technological integration is enhancing the dredging operations, augmenting safety, reducing fuel consumption, and easing administrative workload. These collective benefits lead to cost reductions and improved project efficiency.

The evolving regulatory landscape is also playing a crucial role in shaping the dynamics of the amphibious equipment market. Emission regulations being drafted by various governments worldwide are driving the preference for both low-emission and fully electric excavators and dredging machines. Manufacturers and OEMs are responding favorably to these evolving end-user preferences by developing both more fuel-efficient and fully electric equipment.

The rising demand for high-performance amphibious equipment in the wake of the aggressive infrastructure development underway worldwide is one of the major buyer trends in the market. In addition, a preference for multifunctional amphibious equipment that can handle various tasks and a growing preference for suppliers offering sustainable and environmentally friendly products are other buyer trends in the market.

Strategy Mapping

Players adopt these strategies to increase the reach of their products in the market and increase the availability of their products & services in diverse geographical areas.

BUSINESS

Overview

The Group is one of the leading providers of environmental solutions, specializing in the manufacturing of:

•        amphibious machinery;

•        aquatic weed harvesters; and

•        dredgers.

We serve customers predominantly in Indonesia, Malaysia, Philippines, Singapore, Netherlands, United Arab Emirates with a smaller presence in other regions. Our principal activities are focused on delivering innovative, eco-friendly technologies and services designed to protect and enhance natural habitats, while supporting urban improvement and infrastructure development.

Ultratrex is dedicated to environmental cleanup and restoration projects. Our amphibious machinery, aquatic weed harvesters and dredgers play a crucial role in removing pollutants and sediments from water bodies, helping to rehabilitate natural habitats and improve water quality. Our commitment to environmental restoration ensures that our operations benefit both wildlife and human communities.

Beyond environmental cleanups, Ultratrex contributes to land reclamation projects aimed at urban improvement and infrastructure development. Our advanced amphibious machinery and dredgers facilitate the creation of new land for housing, commercial use, and public infrastructure, supporting sustainable urban growth and development.

We manufacture an extensive range of amphibious machinery, which includes a diverse selection of versatile models, such as amphibious excavators, long reach arm, and excavator mounted sectional barge. These machines are available in both customized configurations and standard variants, accommodating all major brand manufacturers, and covering a weight range from 5 to 50 tons. Designed to operate in sensitive environments, our amphibious machinery minimizes ecological disruption, making them ideal for projects in wetlands, marshes, and other vulnerable areas.

Aquatic weed harvesters are environmentally friendly machines designed to control excessive aquatic plant growth and remove floating solid waste. These heavy-duty harvesters are highly effective for managing both emergent and floating vegetation. Ultratrex offers a range of models depending on the type of weeds, lake size, desired percentage of weed removal, and the required harvesting speed.

We also excel in manufacturing dredgers that meet the specific needs of each project. Our dredgers are engineered to enhance operational efficiency while minimizing environmental impact. We offer a comprehensive range of equipment, technology, and services that support sustainable dredging practices, which is vital for maintaining and restoring aquatic ecosystems. We provide comprehensive support to our customers throughout the project lifecycle, assisting them from the project planning stages to the execution stage, ensuring optimal results for their projects.

Established initially in 2008 in Malaysia, our Group now operates two manufacturing facilities. One is situated in Johor Bahru, Johor, Malaysia, covering land area of approximately 160,000 square feet. The second facility is located in Klaten, Central Java, Indonesia, with a land space of approximately 224,000 square feet. Additionally, we maintain a warehousing facility in Kelapa Gading, North Jakarta, Indonesia, spanning approximately 37,000 square feet.

Our manufacturing facilities are equipped with advance machinery and equipment, and staffed by skilled and highly trained technical personnel. Operating on a global scale, Ultratrex is dedicated to swiftly delivering spare parts and technical services to our clients worldwide.

As an environmental solutions provider, Ultratrex is dedicated to delivering advanced, sustainable technologies that protect and enhance natural habitats while contributing to urban development. Our commitment to innovation, eco-friendly practices, and robust ESG principles drives our mission to make a positive environmental impact while delivering exceptional value to our clients.

We have a dedicated team of sales personnel led by our CEO responsible for driving sales growth and developing strong customer relationships. We also participate actively in exhibitions and trade fairs, and employ digital marketing tools to attract qualified leads for our products and services.

With our ability to manufacture amphibious machinery, aquatic weed harvesters and dredgers, along with our extensive market knowledge and experience, we believe we are well positioned as a market leader in the industry.

We also believe that our financial results reflect our strong market position. For the financial year ended June 30, 2023, our revenue was $9.0 million, and our net loss was $0.9 million. For the financial year ended June 30, 2024, our revenue was $20.8 million, and our net profit was $4.5 million. This is a growth of 131.4% in revenue and a turnaround of 594.0% into net profit respectively. The cost of revenue increased from $6.3 million in the financial year ended June 30, 2023 to $11.2 million in the financial year ended June 30, 2024.

Our Customers

Our customers operate in various industries which range from the public sector, infrastructure and building construction industry, including dam building and land reclamation, to the mining and marine industry. State owned enterprises and government organizations in Indonesia accounted for 13.6% and 50.3% of our total trading revenue for the financial years ended June 30, 2023 and 2024 respectively. Private companies across Malaysia, Indonesia, the Philippines and the Netherlands accounted for the rest of our revenue, accounting for 86.4% and 49.7% of our total trading revenue for the financial years ended June 30, 2023 and 2024 respectively.

Our Products and Services

We are a supplier of dredging solutions and a manufacturer of amphibious machinery. Some of the equipment which we manufacture in supplying our products and services are as follows:

(i)     Amphibious Machinery

The amphibious machinery which we manufacture comprise mainly amphibious excavators, long reach arm excavators and excavator mounted sectional barges. These are designed to operate in challenging terrains such as marshes, swamps, lakes, rivers, shallow waters and deep waters. These excavators are equipped with pontoons or specialized undercarriages that allow them to float and navigate through these environments while performing various tasks such as dredging, land reclamation, and environmental restoration.

Amphibious Excavator

This Amphibious Excavator is used for excavation work in water bodies. It is designed to float on water, which allows it to perform dredging, deepening, or other excavation tasks in rivers, lakes and other bodies of water. This can be useful for a variety of projects, such as (i) land clearing and remediation work at mining, plantation and swampy areas, clearing, (ii) deepening and widening of canals, river ways and water reservoirs, (iii) building bunds, flood prevention and land reclamation, (iv) cultivate bund walls and water irrigation for poultry and agriculture, (v) digging trenches for oil and gas piping installation, (vi) clearing obstacles at landslide and flood hit areas, and (vii) wet land construction. The excavator’s tracks allow it to move on land while its buoyancy tanks allow it to float on water, providing versatility in different environments. We are able to manufacture amphibious excavators of various sizes to suit the needs of our customers, ranging from a base as small as 5 tons to as large as 50 tons.

Long Reach Arm

This Long Reach Arm Excavator is a specialized type of construction equipment. The key feature of this excavator is its extended arm and boom, which allows it to reach farther than a standard excavator. This is most often used in projects that require work at a distance, such as demolition of buildings, dredging, and other tasks that require reaching into difficult to access areas.

Excavator Mounted Sectional Barge

The Excavator Mounted Sectional Barge is specially designed to perform excavation and dredging activity in deep water areas. It is equipped with a paddlewheel or marine hydraulic thruster that enables the excavator to move effectively from shallow to deep water. The excavator loads the material onto the storage sectional barge, which may subsequently be containerized and transported on land. It has proven to work effectively on projects requiring operations in deep waters, such as deepening of canals, river channels, reservoirs, river mouths, as well as river sand mining and dredging projects.

(ii)    Aquatic Weed Harvester

The Aquatic Weed Harvester is designed to remove excessive aquatic plants growth and floating solid wastes from bodies of water, and it operates by cutting and collecting the vegetation. It has a conveyor belt mechanism at its front that cuts the weeds and then transports them into a storage area within the harvester. This method of managing aquatic environments helps maintain waterways by controlling overgrowth that can disrupt ecosystems. We are also able to modify the Aquatic Weed Harvester to our customer’s specifications to be able to collect litter for use in river clean-up operations.

(iii)   Dredgers

This dredging vessel is used for excavating and removing sediments, debris, or other materials from the bottom of water bodies such as rivers, lakes, and harbors. It features a rotating cutter head at the front, which breaks up the material on the water-bed. The loosened material is then sucked up by the dredging pump. The dredged material can be transported through pipelines to a designated disposal site or to a barge for removal. The dredging vessel can be used for keeping waterways navigable by removing silt and debris, gathering material to create new land areas, ensuring rivers and lakes have enough capacity to handle water flow and removing contaminated sediments from water bodies. The dredging vessels are versatile and widely used in various dredging projects due to their ability to handle a range of materials and depths.

This amphibious dredger is equipped with buoyancy tanks to enable it to float on water. This machine is often used for dredging in shallow water bodies, wetlands and marshes to remove sediments and debris from the bottom of water bodies. It operates in a similar manner to the dredger vessel as described above, and features a cutter head and a dredging pump to break up and transport the dredged material. The dredger can be used for building foundations in waterlogged areas and other projects where traditional land-based machinery would not be effective.

Our Manufacturing and Sales Business

Our business involves the manufacturing and sales of amphibious machinery, to our local or overseas customers. The sales of amphibious machinery accounted for approximately 87.5% and 72.2% of our Group’s total revenue for the financial year ended June 30, 2024 and 2023 respectively, while the sales of aquatic weed harvesters and dredgers accounted for the rest, or approximately 0.8% and 2.2% of our Group’s total revenue for the financial year ended June 30, 2024 and 2023 respectively. In the financial year ended June 30, 2024, our Group’s total revenue was $20.8 million, an increase of more than 131.4% from the financial year ended June 30, 2023, where our Group’s total revenue was $9.0 million. Revenue from our sales in Malaysia accounted for approximately 11.6% and 34.8% of our Group’s total revenue for the financial year ended June 30, 2024 and 2023 respectively, while revenue from our sales in Indonesia accounted for approximately 75.3% and 35.2% of our Group’s total revenue for the financial year ended June 30, 2024 and 2023 respectively.

Mr. Halim, our Executive Director and Chairman, is primarily responsible for our manufacturing and sales business, and he directly oversees the Company’s operations in Indonesia. Mr. Wong, our Executive Director and Chief Executive Officer, is also responsible for our manufacturing and sales business and directly oversees the Company’s operations in Malaysia.

We believe that we have an established reputation amongst our customers for the quality of our solutions and products, and this has allowed us to expand our business over the years. We have an experienced and skilled team of employees focused on manufacturing, with 48 and 14 employees in our manufacturing facility in Malaysia and Indonesia respectively. We receive delivery and store our materials and parts in our two manufacturing facilities across Malaysia and Indonesia.

The amphibious machinery which we manufacture and sell comprises amphibious excavators, long-reach arm, excavator mounted sectional barge. We generally procure the materials and parts which we require for our manufacturing from a reliable group of suppliers whom we have longstanding relationships with. We currently obtain the upper excavator structure and travel motor for our amphibious machinery from established manufacturers in the industry, such as Caterpillar, Komatsu, and Hitachi, among others. As for the raw materials which we require to manufacture the rest of the machine, including the buoyancy tanks and mount, we obtain them from well-known suppliers and wholesalers from whom we are able to source for good quality and competitively priced materials.

Given our longstanding and close relationships with our customers and our extensive knowledge of the market, we are able to anticipate the demand from our customers in relation to certain models of our amphibious machinery. To meet such anticipated demand in a short time frame and to better service our customers, we maintain a ready inventory of certain of the more popular models of our amphibious machinery, including mainly the smaller scale amphibious excavators. We have a wide customer base in respect of our manufacturing and sales of amphibious heavy machinery business, comprising more than 70 customers spanning across Malaysia, Indonesia, Singapore, Turkey, and Netherlands.

We also specialize in the manufacturing and sale of aquatic weed harvesters and dredgers to suit the unique needs of each of our individual customers. We are able to assist our customers by offering support from the project planning to the execution phase. For our dredgers, we currently obtain certain parts of the machine, including the cabin and dredging pump, from an established manufacturer in the industry, namely Bell Dredging Pumps B.V., which specializes in the engineering and manufacturing of dredging equipment. As for the raw materials which we require to manufacture the rest of the dredger, including the buoyancy tanks, frame and dredging arm, we obtain them from well-known suppliers and wholesalers from whom we are able to source for high quality and competitively priced materials.

We have a wide customer base in respect of our dredging solutions business, comprising more than 5 customers spanning across Indonesia, Malaysia and Netherlands.

Sales Process Flow

The process flow pertaining to our business can be generally illustrated diagrammatically as follows:

Procurement of Materials and Parts from Suppliers

Our Executive Director and Chairman, Mr. Halim, and our Executive Director and Chief Executive Officer, Mr. Wong, have a wide network of contacts which has allowed us to build a reputation among our suppliers and to develop strong rapport with a network of trusted suppliers from around the region. As such, we are able to procure our materials and parts from established suppliers and ensure that they are of good quality yet competitively priced.

Delivery of Materials and Parts

We receive delivery of our parts and raw materials at our two manufacturing facilities in Malaysia and Indonesia. Upon receipt of the parts and materials, our experienced team will conduct thorough inspections on every aspect of their functionality, usability and condition.

CNC Fabrication and Production

Our manufacturing facilities are fully equipped to handle the entire production process, including cutting, fitting, welding, blasting and painting. We plan to expand our capabilities to perform the Computer Numerical Control (“CNC”) fabrication in-house at our Indonesian facility, thereby streamlining operations, improving quality control, and enhancing overall production efficiency. CNC fabrication involves the use of CNC machines to create precise and intricate parts. The production of high-precision components is critical for our manufacturing process to ensure that our machines are durable and are able to operate efficiently.

Quality Control

Upon completion of the manufacturing process, our manufacturing team will conduct a round of testing and inspection of the machines as part of our quality control process. Where required by the customer, we may also engage third party independent surveyors to conduct a final round of inspection prior to delivery.

Warehousing and Delivery to Customers

Our sales team will liaise with experienced third-party transport providers to arrange for shipment of the machinery in accordance with the delivery schedule as required by our customers. We also maintain a ready inventory of certain of the more popular models of our amphibious machinery, including mainly the smaller scale amphibious excavators, to meet the anticipated demand of our customers in a shorter time frame.

Invoice and Debt Collection

We typically invoice our clients at the time of delivery. For our regular customers, we are able to offer credit terms of up to 30 days.

Our After-Sales and Maintenance Services

To complement our business and to continue to service our customers, we offer after-sales and maintenance services to our customers comprising (i) servicing and maintenance and (ii) troubleshooting and repair. The services constitute approximately 6.1% and 2.4% of the Company’s total revenue for the financial years ended June 30, 2023 and 2024 respectively.

Servicing and Maintenance

We offer servicing and maintenance packages to our customers to keep their equipment in good working order and condition. Our servicing and maintenance services include following our designated checklists and manufacturer guidelines for periodic maintenance, preparing documentation detailing maintenance issues, visual inspection of general appearance of the equipment, testing, as well as repainting works. We seek to provide timely and effective after-sales services, and are available to assist our customers to ensure prompt response to their needs.

Troubleshooting and repair

In the event that our customers face any technical issues or machinery breakdown, we are able to provide troubleshooting and repair services with our team of skilled technicians and mechanics. Typically, upon receiving our customers’ request for troubleshooting works, we will dispatch one of our technicians or mechanics as soon as practicable to the jobsite where the equipment is situated, who will assist to troubleshoot on-site. In the event that the machine cannot be repaired on-site, we will arrange for it to be transported to our manufacturing facility in Malaysia or Indonesia for further testing and repair works.

COMPETITIVE STRENGTHS

We have a long and proven track record

We have been supplying our amphibious machinery, aquatic weed harvesters and dredgers to our customers over the last 17 years and have accumulated extensive industry experience. We believe our strong industry knowledge, reputation and consistent delivery of quality products and services have contributed to our success over the years. We believe our strong track record in the supply of amphibious machinery, aquatic weed harvesters and dredgers will facilitate the promotion and demand for our products with both existing and new customers, as well as the expansion of our business.

We have skilled manufacturing, quality control and after-sales servicing and maintenance teams

We have a skilled manufacturing team to produce high-quality amphibious machinery, aquatic weed harvesters and dredgers. Our quality control team ensures that each of our product undergoes stringent testing and inspection before delivery to ensure that it meets the highest standards of quality and performance. Additionally, we have a skilled after-sales servicing and maintenance team who have the relevant skills and expertise in the servicing and maintenance of our machines and troubleshooting and repair works. We have a team of 62 skilled technicians and mechanics, who are able to respond promptly to our customers’ requests. Our servicing and maintenance team have the required expertise and experience to carry out the appropriate maintenance and servicing works and to effectively troubleshoot and repair any issues faced by our customers. Our accumulated experience enables us to provide such value-added services to our customers.

In addition, our longstanding and close relationships with our customers also enables us to understand and anticipate our customer’s needs and maintain a ready inventory of spare parts that may be commonly required during servicing and repairs so as to reduce the downtime for our customers.

We have a strong product development team driving innovation and customization

We have a highly skilled and dedicated product development team that focuses on innovation and providing customized solutions to meet the specific needs of our customers. Our team works closely with clients to ensure that our products conform to their safety specifications, while also developing advanced features that set us apart in the industry. For example, we have developed an innovative anti-tilting safety sensor, which is currently patent pending and under trial. This technology enhances operational safety by preventing machinery from tilting in challenging environments, a critical feature for projects in sensitive or uneven terrains.

In line with our commitment to environmental sustainability, we are also developing a hybrid-operated aquatic weed harvester. This innovation reduces emissions while maintaining operational efficiency. Looking forward, we have plans to introduce a fully electric aquatic weed harvester, further supporting our customers’ goals for sustainable operations and reducing environmental impact. Our focus on continuous innovation and customization not only ensures customer satisfaction but also positions us at the forefront of technological advancements while embedding ESG principles into our operations. By integrating ESG considerations, we are committed to driving responsible growth that benefits our customers, communities, and the environment.

We have strong and stable relationships with our suppliers and customers

Since the commencement of our Group’s business over the last 17 years, we have developed strong and stable relationships with our suppliers and customers in the region. We have identified and maintained good relationships with reliable suppliers which enables us to procure good quality materials for the manufacturing of our equipment. Our customers regularly return to us for repeat business and from time to time, and they also refer other prospective customers to us. We have a wide customer base in respect of our manufacturing and sales of amphibious heavy machinery business, comprising more than 70 customers spanning across Malaysia, Indonesia, Singapore, Turkey, and Netherlands.

We have an experienced management team

We are guided by an experienced management team, led by Mr. Wong Kok Seng, our Executive Director and Chief Executive Officer. Mr. Wong has been instrumental in spearheading the growth of our Group. With over 20 years of experience in the manufacturing and sales of amphibious machinery, aquatic weed harvesters and dredgers, he is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our experienced management team also includes our Executive Director and Chairman, Mr. Halim, who brings with him over 17 years of experience in the industry.

BUSINESS STRATEGIES

We intend to strengthen our market position in the manufacturing and sales of amphibious machinery, aquatic weed harvesters and dredgers in overseas markets such as US, Europe and Asia Pacific, by implementing the following business strategies and plans.

Increase our manufacturing capacity and capabilities

To keep pace with growing customer demand and expectations for high-quality machinery, we are committed to expanding our manufacturing capacity and capabilities. Our plans include a significant expansion of our facility in Indonesia, as well as upgrades to our Malaysian facility to bring it to state-of-the-art standards, ensuring it meets rigorous quality requirements. These improvements will allow us to optimize our production processes, enhance operational efficiency, and better position ourselves to deliver exceptional products that align with our customers’ evolving needs.

Increase our sales and marketing capabilities

To increase our sales and expand our presence in overseas markets such as US, Europe and Asia Pacific, we plan to hire dedicated sales and marketing representatives in these regions. We also intend to continue to invest in setting up regional sales offices, as well as attending key exhibitions and trade fairs where we would have the opportunity to showcase and promote our products to a wider audience.

Product diversification and innovation

We plan to expand our product portfolio and enhance existing offerings by introducing new, technologically advanced models that address evolving customer needs and industry trends, such as increased efficiency of the machines and higher safety requirements. For example, we have developed an innovative anti-tilting safety sensor, which is currently patent pending and under trial. This technology enhances operational safety by preventing machinery from tilting in challenging environments, a critical feature for projects in sensitive or uneven terrains. In line with our commitment to environmental sustainability, we are also developing a hybrid-operated aquatic weed harvester. This innovation reduces emissions while maintaining operational efficiency. Our innovation efforts will also focus on developing modular designs that allow for greater customization, thereby broadening our market appeal.

We plan to expand our offerings by providing comprehensive weed harvesting and dredging services. Through service agreements, we will assist customers throughout the entire process, from project planning to execution, delivering tailored, end-to-end solutions for their weed harvesting and dredging needs.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances

We plan to explore opportunities to collaborate with suitable partners in the industry through strategic alliances, joint ventures, acquisitions and investments. For example, if a suitable opportunity arises, we may collaborate with the distributors of our suppliers as well as other manufacturers to expand our reach and if we deem such collaborations to be likely to provide us with more business opportunities. In particular, we are considering establishing a relationship with a dealer in the US. This partnership could involve setting up a light assembly operation in U.S. factory, potentially through a joint venture arrangement. The focus of this collaboration would be to jointly manufacture amphibious machinery for sale in the US market. We believe this strategy could lead to significant cost savings through localized production and potentially open up new market opportunities in the US. However, these plans are still in the exploratory stage and subject to further evaluation and negotiation.

REAL PROPERTY

A description of the real properties owned by us is as follows:

Title Particulars	Registered Owner	Tenure	Express Conditions/Restrictions in interest
PN 64743 Lot 147934 Mukim Tebrau, District of Johor Bahru, Johor bearing postal address PLO 231 Kawasan Perindustrian Tebrau III, 81100 Johor Bahru, Johor, Malaysia	Ultratrex Malaysia	60-year leasehold land, expiring 10 August 2069

This land is to be used as a factory, to be built in accordance with approved building plans.

All waste and pollution must be channeled/disposed of at such locations determined by the relevant authority.

Any transfer, mortgage, charge or disposal of this land must be with the approval of the State Authority.

Hakmilik 9540 Lot 42281 Mukim Tebrau, District of Johor Bahru, Johor bearing postal address No. 9-01 Jalan Kencana Mas 1/4, Tebrau Business Park, 81100 Johor Bahru, Johor, Malaysia	Wong Kok Seng (holding on trust for Ultratrex Malaysia	99-year leasehold land, expiring 5 December 2095

This land is to be used as a site for shop/office for business only, to be built in accordance with approved building plans. The building constructed on the land is to be used solely as a shop/office and for commercial purposes approved by the local authority.

Any transfer, mortgage, charge or disposal of this land must be with the approval of the State Authority.

A description of our leased real properties is below:

Location	Usage	Lease Period	Rent	Approximate area
PLO 229 Kawasan Perindustrian Tebrau III, 81100 Johor Bahru, Johor, Malaysia	Manufacturing Facility and office/business premise	2 years commencing 1 August 2024 and expiring 31 July 2026	82,328.00 per month	Building: 48,825 sq.ft Office: 2,885 sq.ft Guard house: 504 sq.ft
No. 7-01 (First Floor) & 7-02 (Second Floor), Jalan Kencana Mas 1/4, Tebrau Business Park, 81100 Johor Bahru, Johor, Malaysia	Worker Hostel only	2 years commencing 1 April 2025 and expiring 31 March 2027	RM2,000 per month	1,800 sq.ft
Jalan Kirana Avenue 2 Block C-2 No. 2, North Jakarta, Indonesia	Office/Business premise of Ultratrex Indonesia and employee mess	3 years commencing 1 December 2023 and expiring 30 November 2026	IDR 600,000,000 for 3 years	96 sqm[2]
Jalan Kirana Avenue 3 Block F-2 No. 10, North Jakarta, Indonesia	Office/Business premise of Ultratrex Indonesia	3 years commencing 1 January 2024 and expiring 31 December 2026	IDR 540,000,000 for 3 years	109 sqm[2]
Jalan Perintis Kemerdekaan, Kelapa Gading North Jakarta (Lahan Komplek Pergudangan Sunter Timur XVII Perum BULOG Kanwil Jakarta and Banten)	Land for parking area for heavy equipment units (excavators) owned by Ultratrex Indonesia (Outdoor Warehouse)	12 months commencing 1 January 2025 and expiring 31 December 2025	IDR 1,823,988,000 (including tax)	3,134 sqm[2]

Location	Usage	Lease Period	Rent	Approximate area
Jalan Perintis Kemerdekaan, Kelapa Gading Barat, Kelapa Gading, North Jakarta (Komplek Pergudangan Sunter Timur XVII Jakarta and Banten)	Building for temporary storage of spare parts owned by Ultratrex Indonesia (Indoor Warehouse)	12 months commencing 1 January 2025 and expiring 31 December 2025	IDR 244,726,400 (including tax)	270 sqm[2]
Jalan Jombor-Pokak, RT. 01/RW.01, Jombor Sub-district, Ceper District, Klaten Regency, Central Java Province	Warehouse/factory for Ultratrex Machinery Indonesia	5 years commencing 1 January 2023 and expiring 31 December 2027	IDR 2,222,222,222 for the 1st year and IDR 3,333,333,333 for the next 4 years	20,186 sqm[2]

LICENSES AND PERMITS AND REGISTRATIONS

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Business License	Investment Coordinating Board	Valid as long as the company conducts business activities	Ultratrex Indonesia
Standards Certificate for KBLI 30111, 30112, and 28160 (Klaten Office)	Investment Coordinating Board	Valid as long as the company conducts business activities	Ultratrex Indonesia
Business License (Factory)	Majlis Bandaraya Johor Bahru	31 December 2025	Ultratrex Malaysia (PLO 231)
Business License (Factory)	Majlis Bandaraya Johor Bahru	31 December 2025	Ultratrex Malaysia (PLO 229)
Business License (Management Office)	Majlis Bandaraya Johor Bahru	31 December 2025	Ultratrex Malaysia (PLO 229)
Manufacturing License under the Industrial Co-ordination Act, 1975	Ministry of Trade and Industry of Malaysia	Commencing 20 July 2012 – No expiry date	Ultratrex Malaysia (PLO 229)
Business License	Investment Coordinating Board	Valid as long as the company conducts business activities	Ultratrex Machinery Indonesia
Standards Certificate for KBLI 30112	Investment Coordinating Board	Valid as long as the company conducts business activities	Ultratrex Machinery Indonesia

CERTIFICATIONS

Description	Issuing Authority	Expiry Date	Issued to

Certification that the Company has established and applies a quality management system for Manufacture of Amphibious Excavator Undercarriage and attachments in accordance with the requirements of ISO 9001:2015

	TUV SUD Asia Pacific TUV SUD Group	22 November 2026	Ultratrex Malaysia
Validation of Achievement of Domestic Component Level (Amphibious Excavator upper unit Takeuchi) Validity No. 2677/SJ-IND.8/TKDN/3/2023 dated 15 March 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3697/SJ-IND.8/TKDN/4/2023 dated 14 April 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3696/SJ-IND.8/TKDN/4/2023 dated 14 April 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 4484/SJ-IND.8/TKDN/5/2023 dated 19 May 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Mini Dredger) Validity No. 8589/SJ-IND.8/TKDN/9/2023 dated 27 September 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 111/SJ-IND.8/E-TKDN/11/2023 dated 27 November 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 305/SJ-IND.8/E-TKDN/1/2024 dated 31 January 2024	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 8591/SJ-IND.8/TKDN/9/2023 dated 27 September 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3644/SJ-IND.8/E-TKDN/6/2024 dated 12 June 2024	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia

Description	Issuing Authority	Expiry Date	Issued to
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3239/SJ-IND.8/E-TKDN/6/2024 dated 5 June 2024;	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 8590/SJ-IND.8/TKDN/9/2023 dated 27 September 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 7047/SJ-IND.8/TKDN/8/2023 dated 8 August 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 7249/SJ-IND.8/TKDN/8/2023 dated 15 August 2023	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3221/SJ-IND.8/E-TKDN/6/2024 dated 3 June 2024	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Amphibious Excavator) Validity No. 3222/SJ-IND.8/E-TKDN/6/2024 dated 3 June 2024	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia
Validation of Achievement of Domestic Component Level (Aquatic Weed Harvester) Validity No. 1087/SJ-IND.8/E-TKDN/3/2024 dated 27 March 2024	Ministry of Industry	valid for 3 years from the date of validity	Ultratrex Indonesia

Cyber Security

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into its products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite a lower risk of cybersecurity related incidents materially affecting our operations, after the offering, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) incorporate cybersecurity clauses into our business contracts; (ii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iii) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

COMPETITION

The market for the manufacturing and sale of amphibious machinery, aquatic weed harvesters and dredgers has relatively high barriers to entry in the form of high set-up and operating costs, strong technological knowledge, well-established and long-term business relationships with suppliers, distributors and long track record. Nevertheless, we face strong competition from existing players in the industry. We are able to set ourselves apart from our competitors by offering a wide range of products to cater to the different requirements of our customers. For example, as compared to some of our competitors who are able to manufacture amphibious excavators of a single, smaller size, we are able to manufacture amphibious excavators of various sizes, from a base as small as 5 tons to as large as 50 tons.

SALES AND MARKETING

Our sales and marketing team comprises 5 full-time employees based in Malaysia and Japan. Our Executive Director and Chairman, Mr. Halim, alongside our Executive Director and Chief Executive Officer, Mr. Wong, oversee our sales and marketing department. Our sales and marketing team is responsible for establishing and maintaining our customer relationships and securing orders from customers. Our team also communicates with our existing customers to understand their needs and market trends, so as to improve our product range. Through these regular contacts, our customers provide us with valuable feedback on industry trends and developments as well as their requirements. We place strong emphasis on understanding the requirements of our customers and consistently providing them with reliable machines that meet their requirements. We consider customer feedback a valuable tool for improving our products and services. Our sales and marketing team is also responsible for handling customers’ complaints and any complaints arising from product defects or service quality and will relay such feedback internally to the relevant teams for follow-up. Our management meets with our sales and marketing team regularly to review our sales performance and marketing strategies and targets. These regular meetings also allow our sales and marketing team to highlight issues or problems that they encounter and discuss strategies to resolve these issues or problems in a timely manner.

One of our key channels for marketing is through word of mouth as our new customers are usually referred by our existing customers or business contacts. Mr. Halim and Mr. Wong has long-standing relationships with some of our major customers.

In addition, we regularly participate in key exhibitions and trade fairs to expand our customer base and increase our sales. We also employ digital marketing tools by optimizing our website content, metadata and incorporating relevant keywords to improve visibility in Search Engine Results Pages, thereby increasing the likelihood of attracting qualified leads interested in our products and services.

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Ultratrex Machinery Sdn Bhd

UltraTreX
r trusted partner in
ow dredging equipment

Ultratrex Machinery Sdn Bhd

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Ultratrex is a leader in designing & custom made of amphibious excavators ranging from 5 to 50 tons.

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INVENTORY

Our longstanding and close relationships with our customers enable us to anticipate the demand from our customers, and we maintain a ready inventory of certain of the more popular models of our amphibious machinery, including mainly the smaller scale amphibious excavators, to meet such anticipated demand of our customers in a shorter time frame. In addition, we also maintain a ready inventory of spare parts that may be commonly required during servicing and repairs so as to reduce the downtime for our customers.

As of June 30, 2023 and 2024, we had inventory of $6.2 million and $7.9 million, respectively.

INTELLECTUAL PROPERTY

Ultratrex Malaysia holds a registered trademark for “Ultratrex” in Class 7, which is valid up to 20 June 2031. Save as aforesaid, our Group has not registered any intellectual property rights. We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

PRODUCT DEVELOPMENT

Ultratrex’s product development team collaborates with industry experts, engineers, and academic institutions to explore advanced materials, design improvements, and sustainable technologies. A significant focus is placed on increasing the durability, safety and versatility of our machinery while also improving fuel efficiency and reducing environmental impact. For example, we have developed an innovative anti-tilting safety sensor, which is currently patent pending and under trial. This technology enhances operational safety by preventing machinery from tilting in challenging environments, a critical feature for projects in sensitive or uneven terrains. In line with our commitment to environmental sustainability, we are also developing a hybrid-operated aquatic weed harvester. This innovation reduces emissions while maintaining operational efficiency. Looking forward, we have plans to introduce a fully electric aquatic weed harvester, further supporting our customers’ goals for sustainable operations and reducing environmental impact.

Additionally, our product development team actively researches ways to incorporate advanced automation and smart technology into our products, enhancing their precision and ease of operation.

Through these ongoing initiatives, Ultratrex continually introduces innovative solutions that meet the evolving demands of the global market, ensuring their products remain at the forefront of the industry. This commitment to research and development not only drives the company’s growth but also solidifies its reputation as a leader in the amphibious machinery, aquatic weed harvesters and dredgers sector.

EMPLOYEES

We employed 60 persons for Ultratrex Malaysia, 33 persons for Ultratrex Indonesia, 1 person for Ultratrex Co., Ltd, as of June 30, 2022, 86 persons for Ultratrex Malaysia, 37 persons for Ultratrex Indonesia, 1 person for Ultratrex Machinery Indonesia and 1 person for Ultratrex Co., Ltd as of June 30, 2023, and 100 persons for Ultratrex Malaysia, 49 persons for Ultratrex Indonesia, 37 persons for Ultratrex Machinery Indonesia and 1 person for Ultratrex Co., Ltd as of June 30, 2024, who were all located in Malaysia, Indonesia and Japan respectively. Our employees are not covered by collective bargaining agreements.

Time Period	Ultratrex Machinery Sdn. Bhd.	Ultratrex Indonesia	Ultratrex Machinery Indonesia	Ultratrex Co., Ltd	Total
June 30, 2022	60	32	—	1	93
June 30, 2023	86	37	1	1	125
June 30, 2024	100	50	37	1	188

The following table sets forth the breakdown of our employees by activity as of June 30, 2024:

Function	As of June 30,
	2022	2023	2024
Human resources	3	3	5
Quality control	2	3	5
Finance	10	10	17
Shipping	2	2	4
Production	61	87	133
Sales	11	14	12
Warehouse	4	6	12
Total	93	125	188

We consider our labor practices and employee relations to be good.

SEASONALITY

During the rainy seasons, we may generally experience an increase in demand for our amphibious excavators because of flooding in areas where waterflow is restricted and our amphibious excavators are required to operate in these flooded areas to remove obstacles. We are able to take advantage of such increase in demand by ensuring that we have a ready inventory of such amphibious excavators for delivery to our customers in a shorter time frame.

INSURANCE

In Malaysia, we maintain insurance coverage against (i) liability for third-party bodily injury at our office premises, (ii) employees’ compensation insurance for our employees, (iii) property risks including theft and damage to property prior to sale of our products to customers, (iv) key person insurance and (v) group medical insurance. In Indonesia, our coverage consists of motor vehicle insurance and marine cargo inter-insular insurance. We lack product liability insurance in both Malaysia and Indonesia to guard against claims by customers for defective or malfunctioning equipment after sale. The property all risks policy in Malaysia only covers risks prior to the sale of our products to customers. We do not carry general business interruption insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Malaysia and Indonesia and in the markets in which we operate.

In Indonesia, we enroll our employees in government-run insurance programs as required under Law No. 24 of 2011 on the Social Security Organizing Agency, as amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation. These programs include Health Social Security and Manpower Social Security. Manpower Social Security specifically provides coverage for Occupational Accident Security, Death Security, Old Age Security, Pension Security, and Job Loss Security. Please review our addition to this section.

LITIGATION AND OTHER LEGAL PROCEEDINGS

We and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, we are not party to any significant proceedings in Singapore, Malaysia, Indonesia and Japan. We are not aware of any legal proceedings of which we are a party outside of Singapore, Malaysia, Indonesia and Japan.

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Malaysia, Indonesia and Japan. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Malaysia, Indonesia and Japan on our business and operations.

Laws and Regulations Relating to Our Business in Indonesia

Trade Regulation

Indonesia’s primary law for trade activities is Law No. 7 of 2014 on Trade, as amended by Law No. 6 of 2023 on the Determination of Government Regulation in Lieu of Law No. 2 of 2022 into Law. The Ministry of Trade is the main government body responsible for regulating trade activities in Indonesia. Please note that the information in this section only generally addresses the laws and regulations constituting the material licenses which may have a direct impact on the business operations in Indonesia. It should not be construed as a detailed analysis of all laws and regulations applicable to the business operations in Indonesia.

Business Licenses

Pursuant to Government Regulation No. 5 of 2021 on the Implementation of Risk-Based Business Licensing (GR 5/2021), business activities are classified into:

a.      Low-risk business activities;

b.      Medium risk business activities, which consists of (i) Medium-Low risk business activities and (ii) Medium-High business activities; and

c.      High-risk business activities.

The classification of risk above will determine the required licenses for the business activity of Ultratrex Indonesia and Ultratrex Machinery Indonesia.

The application of the licenses would be subject to the Risk-Based Approach (RBA) licensing regime. As Ultratrex Indonesia’s Business Identification Number (NIB) is currently being updated, the KBLI list will refer to the latest deed. Based on Ultratrex Indonesia’s Deed No. 1 dated 2 December 2024 made before Humberg Lie, S.H., S.E., M.Kn, Notary in North Jakarta, the relevant risk and licenses for the business activity of Ultratrex Indonesia are as follows:

KBLI	Risk Level	Business Licensing
KBLI No. 46599 (Wholesale Trade in Machinery, Equipment and Supplies)	Low	NIB
KBLI No. 28160 (Lifting and Moving Equipment)	Medium-Low	NIB and Standards Certificate

Furthermore, based on Ultratrex Machinery Indonesia’s Business Identification Number (NIB) issued by the Online Single Submission Risk Based Approach (OSS-RBA) dated 6 June 2024, the relevant risk and licenses for the business activity of Ultratrex Machinery Indonesia are as follows:

KBLI	Risk Level	Business Licensing
KBLI 30112 (Offshore Building and Construction Industry Floating)	Medium-Low	NIB and Standards Certificate

Given that Ultratrex Indonesia and Ultratrex Machinery Indonesia’s business activities are classified as low, medium-low, and medium-high risk, the basic requirement for business licenses, apart from the Business Identification Number (NIB), includes a standards certificate (as relevant to some of the KBLIs). In addition, it is important to note that for conducting certain supporting activities, the relevant ministries or agencies may request Ultratrex Indonesia or Ultratrex Machinery Indonesia to acquire Business Licensing to Support Business Activities (Perizinan Berusaha Untuk Menunjang Kegiatan Usaha or “PBUMKU”) if they deem it necessary either before or after the operational and/or commercial phases of the business activities commence.

Industrial Business Activities Regulation

Indonesia’s primary law for trade activities is Law No. 3 of 2014 on Industry, as amended by Law No. 6 of 2023 on the Determination of Government Regulation in Lieu of Law No. 2 of 2022 into Law. The Ministry of Industry is the main government body responsible for regulating Industrial activities in Indonesia. Every party conducting industrial activities must have an industrial business license, as stipulated in the Government Regulation No. 107 of 2015 on Industrial Business License (“GR No. 107/2015”). Meanwhile, an industrial company is defined as any party who carries out activities in the field of industrial business domiciled in Indonesia.

Industrial business licenses issued by the Online Single Submission (“OSS”) will only be effective when all commitments are fulfilled. Business undertakings that have obtained industrial business licenses that are yet effective cannot carry out commercial production activities. The overall commitments that must be fulfilled by business actors include:

a.      have a national industrial information system account;

b.      for industrial companies that are exempted from the obligation to be located in industrial estates, have a letter of certificate;

c.      submitting industry data;

d.      have been subjected to technical verification.

Furthermore, Ultratrex Indonesia business activity must be subject to the obligation to fulfil TKDN requirement according to prevailing laws and regulation. In relation to that, Ultratrex Indonesia must comply to Minister of Industry Regulation No. 32 of 2020 on the List of Machinery, Goods, and Domestic Production Materials for the Construction or Industrial Development in the Context of Capital Investment, which stipulates types of machineries and goods that in line with TKDN requirement.

In relation to labor aspects, it is governed by Law No. 13 of 2003 on Manpower as amended by Law No. 6 of 2023 on the Determination of Government Regulation in Lieu of Law No. 2 of 2022 into Law and its derivative regulations, which govern matters on minimum wage, overtime pay, employment agreement, and other working conditions. Additionally, for matter related to labor dispute, it is governed by Law No. 2 of 2004 on Industrial Relations Dispute Settlement.

Environmental Regulation

Environmental protection in Indonesia is governed by various laws, regulations, and decrees, with the overarching regulation being Law No. 32 of 2009 concerning Environmental Protection and Management, as amended by Law No. 6 of 2023 on the Determination of Government Regulation in Lieu of Law No. 2 of 2022 into Law (the “Indonesian Environmental Law”). Under Indonesian environmental regulations, remedial and preventive measures, as well as sanctions (including the imposition of significant criminal penalties, fines, and the cancellation of concessions), may be enforced to address or prevent pollution resulting from operations.

Laws and Regulations Relating to Our Business in Malaysia

Our operations in Malaysia are subject to a variety of rules and regulations generally applicable to businesses in Malaysia, including with respect to licensing, taxation, employment, data protection, anti-money laundering and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations.

Licensing

In general, there is a requirement to obtain business premise licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premise for operating any business premise without a business premise license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction. The business premise license issued is renewable on an annual basis.

We hold a valid business license issued by Majlis Bandaraya Johor Bahru for our premises located at PLO 229 and PLO 231, Jalan Kencana Emas 2, Kawasan Perindustrian Tebrau III, 81100 Johor Bahru, Johor.

In addition to the foregoing, companies involved in manufacturing activities with shareholders’ funds of RM2.5million and above or employing 75 or more full-time paid employees, are required to obtain a manufacturing license under the Industrial Co-ordination Act, 1975 prior to commencing operations. Operating without the necessary manufacturing license can result in significant penalties, including fines and cessation of operations. For our manufacturing operations located at PLO 229, we hold a valid manufacturing license to act as a licensed manufacturer for amphibious undercarriage and related components for excavators.

The Factories and Machinery Act, 1967 requires that certain machinery and equipment used in factories be issued with certificates of fitness issued by the Department of Occupational Safety and Health. Operating without such certificates of fitness can result in significant penalties, including fines and cessation of use of such machinery or equipment. We have obtained all relevant certificates of fitness which are valid and existing for all our hoisting machines and unfired pressure vessels used in our manufacturing operations.

Manufacturing companies are also required to comply with the Occupational Safety and Health Act, 1994 to ensure the safety, health and welfare of their workers at the workplace. Among the duties of a manufacturing company is to develop and implement a safety policy and to conduct regular risk assessments to identify potential hazards, provide training and education to its workers and to report workplace accidents, dangerous occurrences, occupational poisoning or occupational diseases to the Department of Occupational Safety and Health. As required under the said Act, we being a manufacturing company with 40 or more employees, have duly established a safety and health committee. We have also appointed a safety co-ordinator to ensure compliance with the relevant occupational safety and health laws and regulations in Malaysia.

Contracts

The Contracts Act 1950 (the “CA 1950”) is the principal legislation governing contracts in Malaysia. The contracts as appearing herein and/or entered into by our subsidiary are legally binding and enforceable under the CA 1950 until the completion or termination thereof.

Employment

The Employment Act 1955 (“EA 1955”) is the principal law that regulates labor relations and employees in Malaysia, and governs the terms and conditions of employment such as working hours, holidays and rest periods, wages, overtime and other employment conditions.

In addition, an employer is under legal obligations to make statutory contributions as per the requirements under the Employees Provident Fund Act 1991 (“EPF Act”) towards an employee pension fund, the Employees Social Security Act 1969 (“ESSA 1969”) towards social security for employees, and the Employment Insurance System Act 2017 (“EIS”) for protection against occupational injuries including occupational diseases and commuting accidents.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.

Employers are also required to comply with the Employees’ Minimum Standards of Housing, Accommodations and Amenities Act, 1990 which enforces the requirements and regulations that must be followed by employers when providing housing, accommodation and facilities for employees. An employer who provides accommodation for its workers must apply for a certificate of accommodation from the Jabatan Tenaga Kerja Semenanjung Malaysia

We are in compliance and intend to continue to be compliant with all of the aforesaid legislation regarding employment.

Section 19 of the EA 1955 provides that every employer shall pay to each of his employees no later than the seventh day after the last day of any wage period. Subject to the contract of service, the wage period will normally be one month. If there is no wage period mentioned in the contract of service, the wage period shall be deemed to be one month. Under section 12 of the EA 1955, on termination, either the employer or the employee may give notice or payment in lieu of notice to terminate the contract of service. The length of such notice shall depend on the tenure of the employment of the employee.

Regardless of whether the employee falls under the purview of the EA 1955, the employer is under legal obligations to make statutory contributions as per the requirements under the Employees Provident Fund Act 1991 (the “EPF Act”), the Employees Social Security Act 1969 (the “ESSA 1969”), and the Employment Insurance System Act 2017 (the “EIS”). The EPF Act imposes statutory obligation on employers and employees to make contribution to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.

The ESSA 1969 provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organization. The Social Security Organization (the “SOCSO”) was established as one of the government departments under the Ministry of Human Resources to administer, implement and enforce the ESSA 1969 and the Employees’ Social Security (General) Regulations 1971. The Employment Injury Scheme under the SOCSO provides protection to employees against occupational injuries including occupational diseases and commuting accidents. Employers are responsible for reporting all work-related accidents that befall their workers within forty-eight hours of notification. The ESS Act provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

If the employer, (a) fails to pay any contribution or any part thereof which is payable by him under the ESSA 1969 or fails to pay within the time prescribed by regulations any interest payable under section 14A of the ESSA 1969; (b) deducts or attempts to deduct from the wages of an employee the whole or any part of the employer’s contribution; (c) in contravention of section 52 of the ESSA 1969 reduces the wages or any privileges or benefits admissible to an employee; (d) in contravention of section 53 of the ESSA 1969 or any regulation dismisses, discharges, reduces or otherwise punishes an employee; (e) fails or refuses to submit any return or accident report required by the regulations, or makes a false return or report; (f) obstructs any Inspector appointed under section 12 of the ESSA 1969 and includes the Director General and every Deputy Director General or any other official of the Social Security Organization in the discharge of his duties; or (g) is guilty of any contravention of or non-compliance with any of the requirements of the ESSA 1969 or the rules or the regulations in respect of which no special penalty is provided, he shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000 or with both.

The EIS is an act administered by the Social Security Organization to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the Social Security Organization in accordance with the prescribed rates.

Environment

The Environmental Quality Act 1974 (“EQA 1974”) is the principal law that governs the prevention, abatement, control of pollution and enhancement of the environment in Malaysia. The EQA 1974 prescribes the prohibition and control of various forms of pollutions as well as the applicable penalties for any violations thereof, and the licensing requirement for activities which requires the movement, storage or deposit of waste.

Our current operations do not require any license to be issued under the EQA 1974. Nevertheless, precautionary measures are taken by us to ensure compliance with the EQA 1974 such as, but not limited to, avoid conducting any open burning, identifying any risk of waste discharge in or the surrounding area of our premises, [submission of an environmental impact assessment report to the relevant authorities], and ensuring that our operations are conducted in accordance with industry norms and practices.

Personal Data Protection

Under the Personal Data Protection Act 2010 of Malaysia (“Malaysian PDPA”), organizations are required to (i) obtain consent from individuals prior to collecting, using or disclosing their personal data, unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; and (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015.

An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of five years.

Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence.

Neither we nor our subsidiary is deemed to be a reporting institution. Nevertheless, we are required to comply with the provisions under the AMLA 2001.

Laws and Regulations Relating to Our Business in Japan

Regulations on Imports and Exports

The trade activities of Ultratrex Japan with foreign counterparties are subject to the Foreign Exchange and Foreign Trade Act (Act No.228 of 1949, the “Foreign Exchange Act”). Article 25, Paragraph 1 of the Foreign Exchange Act provides that when a resident or a non-resident intends to carry out transactions designed to provide technology pertaining to the design, manufacture or use of specific kinds of goods, which is specified by Cabinet Order as being considered to undermine the maintenance of international peace and security (the “Specified Technology”) in the specified foreign state (the “Specified State”), or when a resident intends to carry out transactions designed to provide a non-resident from the Specified State with the Specified Technology, he/she shall obtain, pursuant to the provisions of Cabinet Order, permission from the Minister of Economy, Trade and Industry with regard to the transactions.

The definition of the Specified Technology is provided in Article 17, Paragraph 1 and the appended table of the Foreign Exchange Order (Cabinet Order No. 260 of 1980, the “Foreign Exchange Order”), and it includes the technology relating to weapons or nuclear materials, but if such technology is available to a large number of unspecified persons, such technology is not deemed to be the Specified Technology. As the parts of the amphibious excavators which Ultratrex Japan exports to PT Ultratrex Indonesia or Ultratrex Machinery Sdn. Bhd. and the design drawings of the underground parts of the amphibious excavators which Ultratrex Japan provides to PT Katsushiro Indonesia under the license agreement do not fall into any of the definition of the Specified Technology, Ultratrex Japan is not obliged to obtain permission from the Ministry of Economy, Trade and Industry with regard to the license agreement with PT Katsushiro Indonesia.

Article 55, Paragraph 1 of the Foreign Exchange Act provides that when a resident or a non-resident has received a payment made from Japan to a foreign state or a payment made from a foreign state to Japan, or when a resident has made a payment, etc. to a non-resident in Japan or in a foreign state, the resident or non-resident, or the resident shall report to the competent minister, pursuant to the provisions of Cabinet Order, the content of the payment, etc., time of making the payment, etc. and other matters specified by Cabinet Order, except cases specified by Cabinet Order.

In relation to the regulations above, the payment of the amount less than 30,000,000 JPY is not subject to the obligation to report to the competent minister under Article 18-4, Paragraph 1, Item 1 of the Foreign Exchange Order and Article 1, Paragraph 1 of the Order relating to Report of Foreign Exchange Transactions (Ministry of Finance Order No. 29 of 1998). Based on the Reviewed Documents, Ultratrex Japan did not make or receive any payment of 30,000,000 JPY or more, and thus Ultratrex Japan is not obligated to report the payment to the competent minister under the Foreign Exchange Act.

Regulations on Intellectual Property Rights

While Ultratrex Japan has not applied for and have not registered any designs, patents and trademarks with the Japan Patent Office, Ultratrex Japan grants a non-exclusive license to use the design drawings of the underground parts of the amphibious excavators to PT Katsushiro Indonesia for the purpose of manufacturing and distributing of the amphibious excavators. The design drawings are protected by the copyright under the Copyright Act of Japan (Act No.39 of 1899, the “Copyright Act”) although the unauthorized manufacturing amphibious excavators using such design drawings does not constitute an infringement of the copyright.

Under the Japanese copyrights Act, the copyright is protected without the need for formal declaration or registration and continues to be protected for 50 years after the author’s death or after publication for corporate author.

Regulations on Labor

The Labor Standard Act of Japan (Act No.49 of 1947 as amended, the “Labor Standard Act”) is administered by the Ministry of Health, Labor and Welfare of Japan and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees.

Ultratrex Japan has not prepared the rules of employment (employee handbook), but under the Labor Standard Act, the obligation to draw up rules of employment and file them with the relevant agency is imposed only on the employer that continuously employs 10 or more workers. Ultratrex Japan does not employ any worker and only engages one consultant for consulting works, and thus Ultratrex Japan is not obliged to prepare the rules of employment.

As Ultratrex Japan does not employ any worker, Ultratrex Japan is not subject to any other regulations relating to the Labor Standard Act.

MANAGEMENT

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Halim Podiono	54	Chairman, Executive Director
Wong Kok Seng	55	Chief Executive Officer, Executive Director
Taslim Podiono	51	Chief Financial Officer

Independent Directors Nominees:

Name	Age	Title
[—]	[—]	Independent Director Nominee
[—]	[—]	Independent Director Nominee
[—]	[—]	Independent Director Nominee

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually at the board meeting and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board.

Executive Directors and Officers:

Halim Podiono, Executive Director, Chairman

Mr. Halim Podiono is a seasoned professional with a diverse and extensive career spanning over 26 years across the apparel and construction equipment industries. He began his university journey at George Washington University in Washington, DC, where he earned a Bachelor of Business Administration in Pre-Business Administration, followed by a Master of Business Administration with a focus on Finance and Investments.

After completing his education, Mr. Halim embarked on a career that saw him take on key roles in various companies. His first significant role was as a Marketing Manager at PT Goldindo Perkasa in Jakarta, Indonesia, where he spent five years developing marketing strategies and driving new product initiatives. He then advanced to become the Managing Director of Goldindo International Co., Ltd. in Chonburi, Thailand. Over nine years, he successfully established a new foreign direct investment company, built a world-class manufacturing facility, and achieved ISO certification, solidifying the company’s reputation in the global apparel market.

In 2008, Mr. Halim transitioned into the construction equipment industry, joining Ultratrex Machinery Sdn Bhd in Johor Bahru, Malaysia, as a Marketing Manager. For two years, he played a pivotal role in promoting amphibious excavators and expanding the company’s distributor network globally. His success in this role led to his appointment as Director at Ultratrex Indonesia, where he has served for 14 years. In this position, he has been responsible for establishing a robust distribution network for amphibious excavators, attachments, and spare parts, as well as sourcing innovative products from Japan, ensuring the company’s continued growth and success.

Throughout his career, Mr. Halim has demonstrated exceptional leadership and strategic vision, contributing significantly to the industries he has served. His dedication to excellence and innovation has earned him recognition and respect, making him a key figure in both the apparel and construction equipment sectors.

Mr. Wong Kok Seng, Executive Director, Chief Executive Officer

Mr. Wong has been the Managing Director of Ultratrex Machinery Sdn. Bhd. since its establishment in 2008. With over 20 years of industry experience, he has successfully led the company to become a global leader in shallow water dredging equipment. His strategic vision and leadership have driven Ultratrex’s growth, resulting in significant expansion of its global market presence and record-breaking achievements in both revenue and profitability.

Mr. Wong holds a Bachelor’s degree in Electrical Engineering from the University of Missouri, Columbia, USA, where he graduated in 1992. He began his career as a maintenance engineer with SNC (Sumitomo & CMKS), gaining valuable technical expertise and operational experience. Prior to founding Ultratrex, he served as the Country Manager for Malaysia and Indonesia at Konecranes Sdn. Bhd., a subsidiary of the global heavy lifting equipment leader Konecranes, Finland. His role involved managing operations and business development in the region, which provided a strong foundation for his entrepreneurial journey and subsequent success at Ultratrex.

Mr. Taslim Podiono, Chief Financial Officer

Mr. Taslim Podiono serves as our Chief Financial Officer and is responsible for overseeing the Company’s financial reporting, accounting operations, statutory financial audit reporting, and coordination of corporate tax and indirect tax submissions. He also manages budgeting and financial forecasting and plays a key role in developing and implementing financial policies and procedures in our business processes.

Mr. Taslim Podiono is an accomplished professional with extensive experience in accounting, financial reporting, cost analysis, operational audits, and tax planning and compliance. With a strong foundation in financial management, Taslim has held key leadership roles across several companies in Indonesia, demonstrating a proven ability to drive financial success and operational efficiency. He currently serves as Director at PT. Goldindo Menawan and PT. Goldindo Perkasa, as well as Director at PT. GMI since 1996. Additionally, he has taken on the role of Managing Partner at PT. Maestro Indonesia since 2009, where he continues to leverage his strategic vision and financial acumen to steer the company’s growth.

Mr. Taslim is proficient in Indonesian, English, and Mandarin, enabling him to navigate and manage cross-cultural business environments effectively. His professional interests are centered around financial and taxation news, which align with his background and keep him updated on industry trends.

He holds a Bachelor of Accountancy and a Master of Business Administration (Finance), both from George Washington University, graduating in 1995 and 1996, respectively. These qualifications have equipped him with a solid understanding of financial principles and management strategies that have been essential throughout his career.

Independent Director Nominees:

[—]

[—]

[—]

Family Relationships

There are no family relations in respect of any member of the Board.

Board of Directors

Our Board of Directors will consist of five Directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Committees of the Board

Our Board has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board may also establish other committees from time to time to assist our company and the Board. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq Capital Market, each committee’s charter will be available on our website at [—]. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

[—] will serve on the audit committee, which will be chaired by [—]. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated [—] as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Compensation committee

[—] will serve on the compensation committee, which will be chaired by [—]. Our Board has determined that each such member satisfies the “independence” requirements of Nasdaq. The compensation committee’s responsibilities include:

•        evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the Board the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the Board the compensation of our Directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

[—] will serve on the nomination committee, which will be chaired by [—]. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable NASDAQ rules. The nomination committee’s responsibilities include:

•        developing and recommending to the Board criteria for board and committee membership;

•        establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

•        reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

•        the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

•        the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent Directors have regularly scheduled meetings with only the independent Directors present.

Controlled Company

We expect to continue to be a controlled company within the meaning of Nasdaq Capital Market rules, and as a result, we expect to qualify for and intend to continue to rely on exemptions from certain corporate governance requirements.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Capital Market, must comply with the exchange’s continued listing standards to maintain their listings. NASDAQ has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under NASDAQ rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under NASDAQ rules, a controlled company is exempt from certain corporate governance requirements, including:

•        an exemption from the rule that a majority of our Board must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, our Controlling Shareholders, Mr. Halim will beneficially own [—]% of our total issued and outstanding Class A and Class B Shares, assuming the underwriters do not exercise their over-allotment option, representing [—]% of the total voting power. As a result, we will be a “controlled company” as defined under Nasdaq rules because our Controlling Shareholders will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. As a result, if we elect not to comply with certain corporate governance requirements, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Policies will be posted on the Corporate Governance section of our website, which is located at [—]. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NASDAQ.

Compensation of Executive Directors and Executive Officers

For the financial year ended June 30, 2024, we paid an aggregate of approximately US$336,000 in cash to our Executive Directors and Executive Officers — as mentioned below. For the financial year ended June 30, 2023, we paid an aggregate of approximately US$301,000 in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between [—] and [—]

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company effective upon the Company’s listing on Nasdaq Capital Market. The terms and conditions of such Directors’ Agreements are similar in all material aspects save for the term. Each Executive Director’s Agreement is for an initial term of three (3) years and will continue until the Director’s successor is duly elected and qualified. Each independent directors nominee’s agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual board meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Under the independent directors Nominee’s Agreements, the initial aggregate annual salary that is payable to our independent director nominees is US$[—] to [—].

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDER

The following table sets forth information regarding the beneficial ownership of our share capital by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•        each of our named Executive Officers;

•        each of our Directors and Director nominees; and

•        all of our current Executive Officers, Directors and Director nominees as a group.

The number and percentage of Class A Shares beneficially owned before the offering are based on 12,500,000 Class A Shares issued and outstanding as of the date of this prospectus.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is [—].

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned after this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Mr. Halim Podiono
Mr. Wong Kok Seng
Mr. Taslim Podiono

Independent Director Nominees:

5% Shareholders:
Mr. Salim Podiono
Mr. Nursalim Podiono

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and approve all such transactions.

For the periods presented in this prospectus, we have not engaged in any related-party transactions that would be required to be disclosed under applicable SEC rules and regulations. In particular, there were no transactions since June 30, 2021, in which we were a participant, the amount involved was material to our company, and any of the following had a direct or indirect interest: (a) enterprises that directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, including directors and senior management of our Company, and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d), or over which such a person is able to exercise significant influence.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time, the Companies Act and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 450,000,000 Class A Shares, par value US$0.0001 per share and 50,000,000 Class B Shares, par value US$0.0001 per share. As of the date of this prospectus, [—] Class A Shares and 5,000,000 Class B Shares are issued and outstanding.

Immediately upon the completion of this offering, we will have [—] Class A Shares issued and outstanding, assuming the underwriters’ over-allotment option is not exercised. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Memorandum and Articles of Association

We have adopted our Memorandum and Articles of Association on August 15, 2024 (each the “Memorandum of Association” and the “Articles of Association”).The following are summaries of certain material provisions of the Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Class A Shares.

Objects of Our Company.    Under our Memorandum and Articles of Association, the objects of our company are unrestricted, and we have full power and authority to carry out any object not prohibited by any law of the Cayman Islands, as provided by section 7(4) of the Companies Act.

Corporate Capacity.    Under our Memorandum and Articles of Association, we have an unrestricted corporate capacity and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Class A Shares.    Our Class A Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our Class A Shares are entitled to such dividends as may be declared by our Board. Our Class B Shares are not entitled to any dividends. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    A resolutions put to the vote of the meeting shall be decided on a poll. On a poll, each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of our company, and each Class B Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of our company. A fraction of a Class A Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Share shall entitle its holder to an equivalent fraction of twenty (20) votes.

A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders of our company) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes by the shareholders who (being entitled to do so) vote in person or by proxy at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes by the shareholders who (being entitled to do so) vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles of Association, a reduction of our share capital, to validate any prior or future act of the directors which would otherwise be in breach of their duties, to release liabilities in any existing or former director (including alternate director), secretary or other officer of the our company, transfer by way of continuation and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall not hold a general meeting in each year as our annual general meeting, unless required by the applicable NASDAQ rules, which, if held, shall be convened by the chairman of the board, or the directors by board resolution, in accordance with the Article of Association. All general meetings other than annual general meetings shall be called extraordinary general meetings. A general meeting may also be held as a virtual meeting. At least seven clear days’ notice of a general meeting (including an annual general meeting) must be given to the shareholders. Notice of a general meeting shall specify (i) the place, the date and the hour of the meeting; (ii) whether the meeting will be held virtually, at a physical place or both; (iii) if the meeting is to be held in any part at a physical place, the address of such place; (iv) if the meeting is to be held in two or more places, or in any part virtually, the electronic communication facilities that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilize such electronic communication facilities for the purposes of attending and participating in such meeting; (v) subject to item (vi) and the requirements of (to the extent applicable) Nasdaq rules, the general nature of the business to be transacted; and (vi) if a resolution is proposed as a special resolution, the text of that resolution. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act, a meeting may be convened on shorter notice with the consent of the shareholders or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the total issued and paid up share capital of our company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the secretary, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by us. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Articles of Association.

Transfer of Class A Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Class A Shares by an instrument of transfer in the usual or common form or in a form prescribed by NASDAQ or any other form approved by our Board. Notwithstanding the foregoing, Class A Shares may also be transferred in accordance with the applicable rules and regulations of NYSE.

Where the Class A Shares are not listed on or subject to Nasdaq rules, our Board may, in its absolute discretion, decline to register any transfer of any Class A Share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any Class A Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Class A Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only Class A Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Class A Share is to be transferred does not exceed four;

•        the Class A Share transferred are fully paid up and free of any lien in favor of us; and

•        any applicable fee of such maximum sum as NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than 30 days in any year.

Liquidation.    If our company is wound up the shareholders may, subject to the Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the holders of the Class A Shares the whole or any part of the our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Shares; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Shares and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying when and where payment is to be made. Each shareholder shall pay to us the amount called on his shares as required by the notice. The shares that have been called upon and remain unpaid are subject to forfeiture.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of (i) the amount unpaid; (ii) any interest which may have accrued; and (iii) any expenses which have been incurred by us due to that person’s default. The notice shall also state the place where payment is to be made and contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited. If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Conversion, Redemption and Purchase of Own Shares.    Class A Shares shall not be convertible into Class B Shares.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our company may by our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholder holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our options on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied (i) by the shareholders holding not less than 50% of the issued shares of that class consent in writing to the variation; or (ii) with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our Memorandum and Articles of Association authorizes our Board to issue additional Class A Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our Board to deal with the unissued shares either at a premium or at par; or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Our Board may issue Class A Shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Class A Shares.

Inspection of Books and Records.    Holders of our Class A Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. Our Memorandum and Articles of Association do not have provisions that provide our shareholders the right to inspect our register of members, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection by the shareholders of the company;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

History of Securities Issuances

Other than the issuance of securities in connection with the reorganization, we have not issued any securities in the past three years.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

NASDAQ listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NASDAQ. The application of such exceptions requires that we disclose each NASDAQ corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant NASDAQ corporate governance standard. We currently follow the Cayman Islands corporate governance practices in lieu of the corporate governance requirements of NASDAQ in respect of the following: (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control or (d) certain capital raising transactions in an amount greater than 20% of the outstanding Class A Shares at a price below market.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company..

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide to the extent permitted by law, we shall indemnify each our existing or former directors (including alternate director), secretary and other officers (including an investment adviser or an administrator or liquidator) and their personal representatives, against (i) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and (ii) without limitation to (i), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association as may be amended from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Articles of Association and may also be taken by written consent of the shareholders without a meeting.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that general meetings shall be convened on the written requisition of one or more of the shareholders who (together) carry in aggregate not less than one-third of all votes attaching to the issued and paid up shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or make arrangement or compounds with his creditors generally; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board, is absent from meetings of the board for a continuous period of six months; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the

Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied (i) by the shareholders holding not less than 50% of the issued shares of that class consent in writing to the variation; or (ii) with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

1.    Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us. For the purposes of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.rectitude.com.sg or through phone number +65 (6749 6647).

2.    AML

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [—] Class A Shares issued and outstanding, assuming the underwriters’ over-allotment option is not exercised.

All of the Class A Shares sold in this offering by the Company will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Class A Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Class A Shares in the public market could adversely affect prevailing market prices of our Class A Shares. Prior to this offering, there has been no public market for our Class A Shares, and while we plan to apply to list our Class A Shares on NASDAQ, we cannot assure you that a regular trading market will develop in the Class A Shares.

Lock-Up Agreements

We have agreed with the underwriter, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. We have also agreed not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the lock-up period and not to purchase any shares of its capital stock during the 180-day period following the date of the prospectus, other than repurchases at cost or without cost pursuant to the terms of its share option and restricted share purchase agreements, if any.

Furthermore, each of our Directors and Executive Officers and our 5% or greater shareholders has also entered into a similar lock-up agreement with the underwriter for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares, or securities convertible into, exercisable or exchangeable for or that represent the right to receive Ordinary Shares.

We cannot predict what effect, if any, future sales of our Class A Shares, or the availability of Class A Shares for future sale, will have on the trading price of our Class A Shares from time to time. Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A Shares for more than six months but not more than one year may sell such Class A Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A Shares for more than one year may freely sell our Class A Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1.0% of the then outstanding Class A Shares; or

•        The average weekly trading volume of our Class A Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Class A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Ogier, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Shares, nor will gains derived from the disposal of our Class A Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Shares by U.S. Holders (as defined below) that acquire our Class A Shares in this offering and hold our Class A Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives another currency other than U.S. dollars on the disposition of our Class A Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we plan to list our Class A Shares on the Nasdaq Capital Market, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Shares held at the end of the taxable year over its adjusted tax basis of such Class A Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Shares held at the end of the taxable year over the fair market value of such Class A Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR CLASS A SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We entered into an underwriting agreement with Craft Capital Management LLC, the Representative or the Underwriter, in connection with the firm commitment offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and each underwriter named below has severally agreed to purchase from us, the number of Class A Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Class A Shares
Craft Capital Management LLC

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all the Class A Shares offered by this prospectus if any such shares are taken.

Over-Allotment Option

We have granted to the Underwriter a 45-day option from the date of the closing of the offering to purchase up to an aggregate of [    ] additional Class A Shares (equal to 15% of the number of Class A Shares sold in the offering), at the public offering price listed on the cover page of this prospectus per share, less underwriting discounts and commissions set forth on the cover page of this prospectus, to cover over-allotments, if any.

Fees, Commissions, and Expense Reimbursement

Under the underwriting agreement, we have agreed to give the Underwriter a discount equal to 7.0% of the gross proceeds sold in this offering.

The following table shows, for each of the total without over-allotment option and total with full over-allotment option offering amounts, the per share and total public offering price, underwriting discounts and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $[    ] per share offering price.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$	$	$
Underwriting fees and commissions (7.0%)
Non-accountable expense allowance (1.0%)
Proceeds to Us, Before Expenses	$	$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering discounts and commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

We have agreed to reimburse the Underwriter up to a maximum of $200,000 for out-of-pocket accountable expenses including, but not limited to reasonable and documented fees and expenses of due diligence and its legal counsel incurred in connection with this offering, of which we will advance $50,000, which shall be applied against actual out-of-pocket accountable expenses, and will be required to advance an additional $50,000 upon the Representative’s receipt of the no-objection letter from FINRA, which shall be applied toward reasonable and documented out-of-pocket accountable expenses. Any such advance will be returned to us to the extent not offset by actual expenses in accordance with FINRA Rule 5110(g)(4)(A). In addition, at the closing of the offering, the Company shall pay the Underwriter one percent (1.0%) of the gross proceeds of the offering as non-accountable expenses.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’s fees and commissions, will be $[    ], all of which are payable by us.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. The underwriting agreement is included as exhibits to the registration statement of which this prospectus forms a part.

Right of First Refusal

If, during the 12-months following consummation of this offering, the Company or any of its subsidiaries (i) decides to finance or refinance any indebtedness using a manager or agent, the Representative (or any affiliate designated by the Representative) shall have the right to act as sole investment banker, sole book-runner, sole placement agent and/or sole advisor, at the Representative’s sole discretion, with respect to such financing or refinancing; or (ii) decides to raise funds by means of an equity offering or a private placement of equity or debt securities using an underwriter or placement agent, the Representative (or any affiliate designated by the Representative) shall have the right to act as an exclusive financial advisor, sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for such financing. The Representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in any such offering and the economic terms of any such participation. For the avoidance of doubt, the Company shall not be required to engage the Representative as its manager, agent, underwriter or placement agent, if it engages in a financing transaction directly with the lender or investor without using any intermediary.

Tail Financing

The Representative shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments (the “Secondary Offering”) to any investor who was actually introduced by the Representative to the Company and is included on a written investor list provided by the Representative prior to the pricing of a Secondary Offering. An investor shall be deemed to have been “actually introduced” only if: (a) the Representative has directly facilitated a meeting, call, or substantive communication between the investor and the Company regarding a potential investment in the Company before the Offering is completed; and (b) the investor is included on a written list submitted by the Representative to the Company no later than 10 business days before the pricing of a Secondary Offering. The Company has the right to terminate its engagement of the Underwriter for cause in compliance with FINRA Rule 5110(g)(5)(B)(i), which termination for cause eliminates the Company’s obligations with respect to the tail. The Company, in its sole discretion, has the right to reject any investor introduced to it by the Representative.

Lock-Up Agreements

Each of our officers, directors, and certain of our shareholders owning more than 5.0% of the outstanding shares of the Company (or securities convertible into our Class A Shares) has agreed with the underwriters, with certain exceptions, not to, 180 days following the date of the prospectus, (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for Class A Shares (“Lock-Up Securities”), whether now owned or hereafter acquired or with respect to which such person has or thereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

The Company, on behalf of itself and any successor entity, agrees that, with certain exceptions and without the prior written consent of the Representative, it will not, for a period of 180 days following the date of the prospectus (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company;

(iii) purchase any shares of the Company (other than repurchases at cost or without cost pursuant to the terms of the Company’s share option and restricted share purchase agreements); (iv) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (v) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company, whether any such transaction described in clause (i), (ii), (iii) or (v) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise.

Representative’s Warrants

We have agreed to issue to the Representative or its designees non-redeemable warrants to purchase the number of Clas A Shares in the aggregate equal to 6.0% of the aggregate number of Class A Shares sold in the offering, including the over-allotment option. The Representative’s warrants will be exercisable at any time, and from time to time, in whole or in part, during the 5-year period commencing from the consummation of sales of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The Representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). Pursuant to FINRA Rule 5110(e), the underwriters’ warrants and any shares issued upon exercise of the underwriters’ warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of the Class A Shares in this offering, except that the warrants may be assigned, in whole or in part, to any successor, officer, manager, member or partner of the Representative (or to officers, managers or members for any such successor, member or partner), if all warrants so transferred remain subject to the lock-up restriction for the remainder of the time period.

In addition, the Representative’s warrants provide for registration rights upon request, in certain cases. The Class A Shares that are issuable upon the exercise of the Representative’s warrant are being registered in the registration statement of which this prospectus is a part. In the event the underlying shares are not subject to an effective registration statement, the Representative shall have unlimited “piggyback” registration (“Piggyback Registration”) rights with respect to the warrants and underlying Class A Shares. Such right to request Piggyback Registration shall terminate on the fifth anniversary from the consummation of sales of the Class A Shares in the offering, in accordance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of the ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

•        Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the ordinary shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result, the price of ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

We determined the public offering price of the Class A Shares we are offering in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Shares, where action for that purpose is required. Accordingly, the Class A Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Class A Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions. The distribution of the Class A Shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A Shares are made. Any resale of the Class A Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers. By purchasing Class A Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the Class A Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•        where required by law, the purchaser is purchasing as principal and not as agent; and

•        the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment. Canadian purchasers of Class A Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Shares in their particular circumstances and about the eligibility of the Class A Shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the Class A Shares, whether by way of sale or subscription, in the Cayman Islands. The Class A Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no Class A Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Class A Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Class A Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A Shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the Class A Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the FrenchCode monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Class A Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The Class A Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

The Class A Shares will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class A Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A Shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the Class A Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Shares may not be circulated or distributed, nor may the Class A Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our Class A Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The Class A Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Class A Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Class A Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A Shares.

Notice to Prospective Investors in Taiwan

The Class A Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A Shares in Taiwan.

Notice to Prospective Investors in United Arab Emirates

The Class A Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Class A Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Indemnification

We have to indemnify the Underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Listing

We will seek to have our Class A Shares approved for listing on the Nasdaq Capital Market under the symbol “[    ]”

We will be subject to continued listing requirements and corporate governance standards, and we expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
Nasdaq Capital Market Listing Fee	US$
FINRA Filing Fee	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Printing and Engraving Expenses	US$
Miscellaneous Expenses	US$
Transfer Agent Expenses	US$
Underwriter Expenses	US$
Total Expenses	US$

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Class A Shares offered hereby will be opined upon for us by Ogier. Ortoli Rosenstadt LLP may rely upon Ogier with respect to matters governed by the law of the Cayman Islands. Certain legal matters as to Malaysian law will be passed upon for us by Enolil Loo Certain legal matters as to Indonesian law will passed upon for us by Ali Budiardjo, Nugroho, Reksodiputro. Certain legal matters as to Japanese law will passed upon for us by Tonogai Law. Certain legal matters as to U.S. federal securities and New York state law in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The financial statements for each of the two financial years in the period ended June 30, 2024 and 2023 included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P. C. is located at 2010 Pioneer Court, San Mateo, CA 94403, U.S.A.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ULTRATREX INC. AND ITS SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Ultratrex Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Ultratrex Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the two-year period ended June 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

April 22, 2025

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
AS OF JUNE 30, 2023 AND 2024

	Note	2023	2024
		USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	4	739	1,030
Right-of-use assets	5	2,645	2,834
Financial assets, at fair value through profit or loss (“FVTPL”)	6	97	93
Deferred offering costs	7	—	159
Other receivables	8	—	—
Total non-current assets		3,481	4,116

Current assets
Inventories	9	4,992	6,762
Trade receivables	10	1,395	2,246
Other receivables	8	446	433
Other tax receivables	11	1,450	2,160
Cash and cash equivalents	12	1,775	2,474
Current tax receivables		299	—
Total current assets		10,357	14,075
Total assets		13,838	18,191

LIABILITIES AND EQUITY
Non-current liabilities
Lease liabilities	5	1,019	819
Borrowings	15	757	666
Employee benefit obligations	18	136	330
Deferred tax liabilities	19	78	77
Total non-current liabilities		1,990	1,892

Current liabilities
Trade payables	13	1,648	1,811
Other payables	14	559	755
Contract liabilities	22	314	990
Other tax payables	11	146	52
Borrowings	15	651	631
Lease liabilities	5	304	797
Amounts due to related parties	16	295	82
Amount due to a shareholder	17	419	414
Current tax liabilities		—	478
Total current liabilities		4,336	6,010
Total liabilities		6,326	7,902

Capital and reserves
Share capital	20	870	870
Other reserves	21	(845)	(1,714)
Retained earnings		7,482	11,131
Equity attributable to owners of the equity		7,507	10,287
Non-controlling interests		5	2
Total equity		7,512	10,289
Total liabilities and equity		13,838	18,191

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2023 and 2024

	Note	2023	2024
		USD’000	USD’000
Revenue	22	8,968	20,697
Cost of goods sold	23	(6,541)	(10,681)
Gross profit		2,427	10,016

Selling and marketing expenses		(1,308)	(2,194)
Administrative expenses		(2,016)	(2,296)
Impairment losses for receivables	10	(25)	(14)
(Loss)/income from operation before income tax	24	(922)	5,512

Other income, net	25	366	333
Finance cost	26	(113)	(162)
(Loss)/profit before income tax		(669)	5,683
Income tax expense	27	(163)	(1,535)
Net (loss)/profit for the year		(832)	4,148

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Foreign currency translations		(293)	(699)

Item that will not be reclassified subsequently to profit or loss:
Remeasurements of post-employment obligations		6	(170)
Total comprehensive (loss)/income for the year		(1,119)	3,279

(Loss)/Profit attributable to:
Equity owners of the Company		(831)	4,151
Non-controlling interests		(1)	(3)
Total		(832)	4,148

Total comprehensive (loss)/income attributable to:
Equity owners of the Company		(1,118)	3,282
Non-controlling interests		(1)	(3)
Total		(1,119)	3,279

Basic and Diluted Earnings per Share		(0.37)	1.09
Weighted Average Number of Common Shares Outstanding – Basic and Diluted		3,020,001	3,020,001

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2023 and 2024

			Attributable to owners of the Company
		Ordinary shares	Share capital	Foreign currency translations reserve	Post- employment benefit obligations reserve	Retained earnings	Equity attributable to owners of the equity	Non- controlling interests	Total equity
	Note	No. of Shares
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at July 1, 2022		3,020,001	870	(558)	—	8,446	8,758	—	8,758
Total Comprehensive Income
Loss for the financial year		—	—	—	—	(831)	(831)	(1)	(832)
Other comprehensive income
Foreign currency translations		—	—	(293)	—	—	(293)	—	(293)
Remeasurements of post-employment obligations		—	—	—	6	—	6	—	6
		—	—	(293)	6	(831)	(1,118)	(1)	(1,119)
Transactions with owners of the Company recognized directly in equity
Contributions from non-controlling interests		—	—	—	—	—	—	6	6
Dividend paid	28	—	—	—	—	(133)	(133)	—	(133)
		—	—	—	—	(133)	(133)	6	(127)
Balance at June 30, 2023		3,020,001	870	(851)	6	7,482	7,507	5	7,512
Total Comprehensive Income
Profit for the financial year		—	—	—	—	4,151	4,151	(3)	4,148
Other comprehensive income
Foreign currency translations		—	—	(699)	—	—	(699)	—	(699)
Remeasurements of post-employment obligations		—	—	—	(170)	—	(170)	—	(170)
		—	—	(699)	(170)	4,151	3,282	(3)	3,279
Transactions with owners of the Company recognized directly in equity
Dividend paid	28	—	—	—	—	(502)	(502)	—	(502)
		—	—	—	—	(502)	(502)	—	(502)
Balance at June 30, 2024		3,020,001	870	(1,550)	(164)	11,131	10,287	2	10,289

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2023 and 2024

	Note	2023	2024
		USD’000	USD’000
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before income taxes		(669)	5,683

Adjustments for:
Depreciation of property, plant and equipment	4	153	229
Depreciation of right-of-use assets	5	410	526
Employee benefit obligations	18	24	43
Fair value (gain)/loss on financial assets	6	(2)	3
Gain on disposal of property, plant and equipment		(169)	(19)
Interest expense	26	113	162
Interest income	25	(25)	(37)
Inventories written down	9	376	86
Impairment losses for receivables	10	25	14
Provision for warranty	14	41	74
Provision for unutilized leave	14	—	(6)
Unrealized loss on foreign exchange, net		(138)	(763)
Operating profit before changes in working capital		139	5,995

Changes in working capital:
Contract liabilities		(18)	676
Inventories		(1,890)	(1,730)
Trade and other receivables, including deferred offering costs		1,064	(1,005)
Trade and other payables		830	292
Cash generated from operating operations:		125	4,228
Taxes paid, net		(600)	(1,562)
Net cash (used in)/from operating activities		(475)	2,666

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of right-of-use assets	5	(15)	(76)
Changes in fixed deposit pledged and maturities with more than three months from the date of acquisition		20	(114)
Contributions from non-controlling interests		6	—
Interest received		25	37
Proceeds from disposal of property, plant and equipment		603	92
Purchase of property, plant and equipment	4	(395)	(618)
Net cash from/(used in) investing activities		244	(679)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from/(repayment to) related parties		260	(213)
Dividends paid	28	(133)	(502)
Net repayments of borrowings		(629)	(111)
Net repayments of lease liabilities		(245)	(338)
Interest paid		(113)	(162)
Net cash used in financing activities		(860)	(1,326)
Net (decrease)/increase in cash and cash equivalents		(1,091)	661
Effects of exchange rate changes on cash and cash equivalents		(115)	(76)
Cash and cash equivalents at beginning of year		2,458	1,252
Cash and cash equivalents at end of year		1,252	1,837

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS  — (Continued)
FOR THE YEARS ENDED JUNE 30, 2023 and 2024

A reconciliation of liabilities arising from financing activities as follows:

	At beginning of financial year	Cash flows	Non-cash changes	At end of financial year
	USD’000	USD’000	USD’000	USD’000
2024
Lease liabilities (Note 5)	1,323	(438)	731	1,616
Borrowings (Note 15)	1,408	(173)	62	1,297
Amounts due to related parties	295	(213)	—	82
Amount due to a shareholder	419	—	(5)	414

2023
Lease liabilities (Note 5)	264	(306)	1,365	1,323
Borrowings (Note 15)	2,037	(681)	52	1,408
Amounts due to related parties	37	260	(2)	295
Amount due to a shareholder	443	—	(24)	419

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1       GENERAL INFORMATION

Ultratrex Inc. (the “Company”) is a holding company incorporated on August 15, 2024, under the laws of the Cayman Islands. The Company has no substantial operations other than as an investment holding of the entire share capital of Ultratrex Asia Pacific Pte. Ltd. (“USG”), a Singapore company incorporated on July 3, 2024.

USG is an investment holding of Ultratrex Machinery Sdn. Bhd. (“UMSB”), PT Ultratrex Indonesia (“UI”), Ultratrex Co., Ltd. (“UJ”) and PT Ultratrex Machinery Indonesia (“UMI”).

The principal activities of UMSB are manufacturing, trading and leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts. Currently, UMSB’s main revenue segment is generated from manufacturing and sale of amphibious vehicles and spare parts.

The principal activities of UI are manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts. Currently, UI’s main revenue segment is mainly generated from sale of amphibious vehicles and spare parts in Indonesia.

The principal activities of UJ are import and export of heavy machineries and related business. UJ mainly generated its revenue from the sale of amphibious vehicles to its related companies.

The principal activities of UMI are manufacturing and trading of amphibious excavators, dredgers machineries, and amphibious harvesters. Currently, UMI’s main revenue segment is mainly generated from manufacturing and sale of amphibious vehicle to its related company.

Organization and reorganization

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1       GENERAL INFORMATION (cont.)

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

Name	Date of incorporation	Percentage of effective equity interest held		Place of incorporation	Principal activities
		June 30, 2024	June 30, 2023
		%	%
Ultratrex Inc	August 15, 2024	—	—	Cayman Islands	Holding company
Ultratrex Asia Pacific Pte. Ltd.	July 3, 2024	100	100	Singapore	Holding company
Ultratrex Machinery Sdn. Bhd.	September 17, 2008	100	100	Malaysia	Manufacturing, trading and leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts
PT Ultratrex Indonesia	August 23, 2010	99	98	Indonesia	Manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts
PT Ultratrex Machinery Indonesia	October 20, 2022	99	99	Indonesia	Manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters
Ultratrex Co., Ltd.	January 27, 2015	100	100	Japan	Import and export of heavy machineries and related business

The Group involves in manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts primarily through Ultratrex Machinery Sdn. Bhd. and PT Ultratrex Indonesia.

Mr. Salim Podiono (“Salim”), Mr. Halim Podiono (“Halim”), Mr. Nursalim Podiono (“Nursalim”), Mr. Taslim Podiono (“Taslim”) (collectively the “Concert Party”) exercise their votes as actors in concert, and act in concert in relation to all matters that require the decisions of the shareholders of the Company. The Concert Party entitled to one (1) vote, regardless of their respective shareholdings in the Company. There is no history of the Concert Party acting non-unanimously which collaborating with any non-controlling interests to exercise their votes collectively or to outvote the Group.

The reorganization begins with Ultratrex Machinery Sdn. Bhd. which was common controlled by the Concert Party with 20% of equity interest each, and Mr. Wong Kok Seng (“Mr. Wong”) owned the remaining 20% of equity interest. On 6 December 2023, Mr. Halim transferred 20% of equity interest to Mr. Salim.

On October 20, 2022, PT Ultratrex Machinery Indonesia was incorporated by Mr. Wong, with the mandate dated on October 18, 2022 (the “Mandate”) by the board of directors of Ultratrex Machinery Sdn. Bhd. and Mr. Chua Kok Guan with 99% and 1% of equity interest respectively. The Group considers that it controls PT Ultratrex Machinery Indonesia even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of PT Ultratrex Machinery Indonesia with a deemed 99% equity interest. There is no history of the Mr. Wong collaborating with non-controlling interest to exercise their votes collectively or to outvote the Group. Subsequently on 1 April 2024, Mr. Wong surrendered 99% of equity interest to Ultratrex Machinery Sdn. Bhd. as in line with the terms and conditions set out in the said Mandate.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1       GENERAL INFORMATION (cont.)

On August 23, 2010, PT Ultratrex Indonesia was incorporated by Mr. Halim, Ms. Selvia and Mr. Jalu with 98% of equity interest to Mr. Halim and 1% of equity interest each to Ms. Selvia and Mr. Jalu. The Group considers that it controls PT Ultratrex Indonesia even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of PT Ultratrex Indonesia with a deemed 98% equity interest. There is no history of the Mr. Halim collaborating with non-controlling interest to exercise their votes collectively or to outvote the Group. On March 26, 2024, Mr. Jalu transferred 1% of equity interest to Mr. Halim. As a result, the deemed equity interest increased from 98% to 99%.

On January 27, 2015, Ultratrex Co., Ltd was incorporated by Mr. Halim with 100% of equity interest being held by Ultrator Co., Ltd. Ultrator Co., Ltd is owned by Mr. Halim and Mr. Yoshio Irie with 90% and 10% of equity interest respectively. The Group considers that it controls Ultratrex Co., Ltd even though it owns less than 50% of the voting rights (“de facto control”). This is because the Group is common controlling of Ultratrex Co., Ltd with a deemed 100% equity interest. There is no history of Ultrator Co., Ltd or ultimate controlling shareholder, Mr. Halim to exercise his votes to outvote the Group. Subsequently on November 29, 2024, Ultratrex Asia Pacific Pte. Ltd. “acquired” 100% of equity interest in Ultratrex Co., Ltd from Ultrator Co., Ltd.

On July 3, 2024, Ultratrex Asia Pacific Pte. Ltd. was incorporated by Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong with 20% of equity interest each.

On November 15, 2024, Ultratrex Asia Pacific Pte. Ltd. entered into a share swap agreement to acquire 100% of the equity interest in Ultratrex Machinery Sdn. Bhd. from Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On December 2, 2024, Ultratrex Asia Pacific Pte. Ltd. allocated 13,200,000 ordinary shares to Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On January 6, 2025, Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong transferred 100% of equity interest in Ultratrex Machinery Sdn. Bhd. to Ultratrex Asia Pacific Pte. Ltd.

On November 29, 2024, Ultratrex Asia Pacific Pte. Ltd. entered into a share swap agreement to acquire 99% of the equity interest in PT Ultratrex Indonesia from Mr. Halim. Simultaneously, Ms. Selvia transferred 1% equity interest to Mr. Halim. On December 2, 2024, Ultratrex Asia Pacific Pte. Ltd. allocated 7,524,000 ordinary shares to Mr. Halim. On December 6, 2024, Mr. Halim transferred all of his equity interest to Ultratrex Asia Pacific Pte. Ltd., and Ms. Selvia transferred 1% of hers to Mr. Halim.

On [•], Ultratrex Inc acquired 100% of equity interest in Ultratrex Asia Pacific Pte. Ltd..

The reorganization was completed on [•]. As a result of the Reorganization, the Company became the holding company for a group of companies that will be referred to as the Group. Accordingly, the consolidated financial statements have been presented using the pooling of interest method whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Group where under common control.

NON-CONTROLLING INTERESTS

There are no subsidiaries that has non-controlling interests which are material to the consolidated financial statements as a whole.

Carrying value of non-controlling interests

	2023	2024
	USD’000	USD’000
Subsidiaries with immaterial non-controlling interests	5	2

2       MATERIAL ACCOUNTING POLICY INFORMATION

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The preparation of consolidated financial statements in conformity with IFRSs requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Group has not adopted the new and revised IFRSs and amendments to IFRSs that have been issued but are not yet effective to them. Unless otherwise disclosed, the Group is in the process of assessing the full impact of the above standards and amendments to published standards on the financial statements of the Group in the year of initial application.

NEW AND REVISED STANDARDS IN ISSUED BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the IASB but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date (annual periods beginning on or after)
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendment to IAS 21 Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

RECENTLY ADOPTED STANDARDS

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on July 1, 2022. The adoption of these standards did not have any material effect on the financial statements of the Group.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Group incorporate the financial statements of the Group and all its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

(a)     Power over the investee;

(b)    Exposure, or rights, to variable returns from its involvement with the investee; and

(c)     The ability to use its power over the investee to affect its returns.

If the Group has less than a majority of the voting of similar rights (“de facto control”) of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)     The contractual arrangement with the other vote holders of the investee;

(b)    Rights arising from other contractual agreements; and

(c)     The voting rights of the Group and potential voting rights.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

In addition, de facto control exists when an entity has the ability to direct the relevant activities of another entity, even without holding a majority of the voting rights. The following factors are considered in determining de facto control:

(a)     Majority Voting Rights:

An entity may have de facto control if it holds a significant portion of the voting rights, even if less than 50%, and the remaining voting rights are widely dispersed among many shareholders.

(b)    Potential Voting Rights:

Control may be established through potential voting rights, such as options or convertible instruments, that when exercised, would give the entity a majority of the voting rights.

(c)     De Facto Agents:

An entity may control another entity through de facto agents who act on its behalf in directing the relevant activities.

(d)    Economic Dependence:

An entity may have de facto control if another entity is economically dependent on it, such as through significant funding or resource provision.

(e)     Special Relationships:

Long-standing business relationships or familial ties that result in one entity consistently following the directives of another may indicate de facto control.

Intragroup balances, transactions, income and expenses are eliminated in the consolidated financial statement. Unrealized gains arising from transactions with the associate are eliminated against the investment to the extent of the interest of the Group in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

The financial statements of the subsidiaries are prepared for the same reporting period as that of the Group, using consistent accounting policies. Where necessary, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

Non-controlling interests, if any, represent equity in subsidiaries that are not attributable, directly or indirectly, to owners of the parent, and is presented separately in the consolidated statement of profit or loss and other comprehensive income and within equity in the consolidated statement of financial position, separately from equity attributable to owners of the Group. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the financial year are included in the statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

If the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between:

(a)     the aggregate of the fair value of the consideration received and the fair value of any retained interest; and

(b)    the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.

Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investments retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost on initial recognition of an investment in an associate or a joint venture.

BUSINESS COMBINATIONS

Business combinations other than those involving entities under common control, are accounted for by applying the acquisition method of accounting.

Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, except that:

(a)     deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

(b)    right-of-use assets and lease liabilities for leases are recognized and measured in accordance with IFRS 16 Leases.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Any contingent consideration payable is recognized at fair value at the acquisition date. The Group accounts for changes in fair value of contingent consideration that are not measurement period adjustments as follows:

(a)     Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

(b)    Other contingent consideration that:

(i)     is within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss in accordance with IFRS 9 Financial Instruments for the relevant period.

(ii)    is not within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss.

In a business combination achieved in stages, previously held equity interests in the acquiree are re-measured to fair value at the acquisition date and any corresponding gain or loss is recognized in profit or loss.

Components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are initially measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRS. The choice of measurement basis is made on a

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

combination-by-combination basis. Subsequent to initial recognition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling interest in the acquiree (if any), and the fair value of the previously held equity interest of the Group in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill in the statement of financial position. In instances where the latter amount exceeds the former, the excess is recognized as a gain on bargain purchase in profit or loss on the acquisition date.

Business combinations involving entities under common control are accounted for by applying the pooling of interest method of accounting. The assets and liabilities of the entities are reflected at their carrying amounts reported in the consolidated financial statements of the Group. Any difference between the consideration paid and the share capital and capital reserves of the “acquired” entity is reflected within equity as merger reserve, if any. The statements of profit or loss and other comprehensive income reflects the results of the entities for the full year, irrespective of when the combination takes place. Comparatives are presented as if the entities had always been combined since the date the entities had come under common control.

Entities under common control are entities, which are ultimately controlled by the same parties and that control is not transitory. Control exists when the same parties have, as a result of contractual agreements, ultimate collective power to govern the financial and operating policies of each of the entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. The financial statements of commonly controlled entities are included in the consolidated financial statements from the day that control commences until the date that control ceases.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

The individual financial statements of each entity within the Group are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the statements of financial positions of the Group are presented in United States Dollar (“USD”) which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss.

Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)     assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)    income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)   all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment excluding right-of-use assets

All items of property, plant and equipment excluding right-of-use assets are initially measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when the cost is incurred and it is probable that the future economic benefits associated with the subsequent costs would flow to the Group and the cost of the asset could be measured reliably. The carrying amount of parts that are replaced is derecognized. The costs of the day-to-day servicing of property, plant and equipment excluding right-of-use assets are recognized in profit or loss as incurred. Cost also comprises the initial estimate of dismantling and removing the asset and restoring the site on which it is located for which the Group is obligated to incur when the asset is acquired, if applicable.

Each part of an item of property, plant and equipment excluding right-of-use assets with a cost that is significant in relation to the total cost of the asset and which has a different useful life, is depreciated separately.

After initial recognition, property, plant and equipment excluding right-of-use assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated to write off the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the industry within which the Group operates. The principal annual depreciation rates are as follows:

Freehold factory buildings	2%
Furniture and fittings	10% to 20%
Motor vehicles	12.5% to 25%
Office equipment	10% to 25%
Plant and machinery	10% to 25%
Renovation	10% to 25%
Signboard	10%
Tools and equipment	10%

Freehold land has unlimited useful life and is not depreciated.

At the end of each reporting period, the carrying amount of an item of property, plant and equipment excluding right-of-use assets is assessed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property, plant and equipment excluding right-of-use assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any, and the carrying amount is included in profit or loss.

LEASES

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Right-of-use assets

The right-of-use assets are initially measured at cost, which comprise the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date of the leases.

After initial recognition, right-of-use assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any, and adjusted for any re-measurement of the lease liabilities.

The right-of-use assets are depreciated on the straight-line basis over the earlier of the estimated useful lives of the right-of-use assets or the end of the lease term. The principal depreciation periods are as follows:

Leasehold land	2%
Leasehold buildings	2% to 50%
Motor vehicles	12.5% to 20%
Plant and machinery	10%
Tool and equipment	10%

The cost of right-of-use asset includes:

•        the amount of the initial measurement of the lease liability;

•        any lease payments made at or before the commencement date, less any lease incentives received;

•        any initial direct costs incurred by the Group; and

•        an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Subsequent to the initial recognition, the right-of-use asset is measured at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•        fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•        amounts expected to be payable by the Group under residual value guarantees;

•        the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•        payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•        the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•        the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

•        there is a modification in the scope or the consideration of the lease that was not part of the original term

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The Group as lessor

The Group classified its leases as either operating leases or finance leases. Leases where the Group retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

If the Group transfers substantially all the risks and rewards incidental to ownership of the leased assets, the leases are classified as finance leases and are capitalized at an amount equal to the net investment in the lease.

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

DEFERRED OFFERING COSTS

Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

(a)     Financial assets

Financial assets are recognized in the statements of financial position when, and only when, the Group become a party to the contractual provisions of the financial instrument.

When financial assets are initially recognized, they are measured at fair value, plus, in the case of financial assets not at Fair Value Through Profit or Loss (“FVTPL”), directly attributable transaction costs.

The Group determines the classification of financial assets upon initial recognition. The measurement for each classification of financial assets is as below:

(i)     Financial assets measured at amortized cost

Financial assets that are debt instruments are measured at amortized cost if they are held within a business model whose objective is to collect contractual cash flows and have contractual terms which give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss through the amortization process and when the financial assets are impaired or derecognized.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

(ii)    Financial assets measured subsequently at fair value

Financial assets that are debt instruments are measured at Fair Value Through Other Comprehensive Income (“FVTOCI”) if they are held within a business model whose objectives are to collect contractual cash flows and selling the financial assets, and have contractual terms which give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets that are debt instruments are measured at fair value. Any gains or losses arising from the changes in fair value are recognized in other comprehensive income, except for impairment losses, exchange differences and interest income which are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognized.

Financial assets that are debt instruments, which do not satisfy the requirements to be measured at amortized cost or FVTOCI are measured at FVTPL. Any gains or losses arising from the changes in fair value are recognized in profit or loss.

The Group does not have any financial assets measured at FVTOCI and FVTPL as at the end of the reporting period.

Equity instruments are classified as financial assets measured at FVTPL if they are held for trading or are designated as such upon initial recognition. Equity instruments are classified as held for trading if they are acquired principally for sale in the near term or are derivatives that do not meet the hedge accounting criteria (including separated embedded derivatives). The Group has an option to elect an irrevocable option to designate its equity instruments at initial recognition as financial assets measured at FVTOCI if the equity instruments are not held for trading.

Subsequent to initial recognition, financial assets that are equity instruments are measured at fair value. Any gains or losses arising from the changes in fair value are recognized in profit or loss for equity instruments measured at FVTPL. As for equity instruments measured at FVTOCI, any gains or losses arising from the changes in fair value are recognized in other comprehensive income and are not subsequently transferred to profit or loss.

Dividends on equity instruments are recognized in profit or loss when the right to receive payment is established.

Cash and cash equivalents consist of cash on hand, bank balances and deposits with banks and highly liquid investments which have an insignificant risk of changes in fair value with original maturities of three (3) months or less, and are used by the Group in the management of their short term commitments. For the purpose of the statements of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

A financial asset is derecognized when the contractual right to receive cash flows from the financial asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of consideration received (including any new asset obtained less any new liability assumed) and any cumulative gain or loss that had been recognized directly in other comprehensive income shall be recognized in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or marketplace convention.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

(b)    Financial liabilities

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. A financial liability is classified into the following two (2) categories after initial recognition for the purpose of subsequent measurement:

(i)     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprise financial liabilities that are held for trading, derivatives (both, freestanding and embedded) and financial liabilities that were specifically designated into this classification upon initial recognition.

Subsequent to initial recognition, financial liabilities classified as at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in the fair value of financial liabilities classified as at fair value through profit or loss are recognized in profit or loss.

(ii)    Other financial liabilities

Financial liabilities classified as other financial liabilities comprise non-derivative financial liabilities that are neither held for trading nor initially designated as at fair value through profit or loss.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. Gains or losses on other financial liabilities are recognized in profit or loss when the financial liabilities are derecognized and through the amortization process.

A financial liability is derecognized when, and only when, it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires. An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Any difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(c)     Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Ordinary shares are classified as equity instruments.

Ordinary shares are recorded at the proceeds received at issuance and classified as equity. Transactions costs directly related to the issuance of equity instrument are accounted for as a deduction from equity, net of any related income tax benefit. Otherwise, they are charged to profit or loss.

Interim and final dividends to shareholders are recognized in equity in the period in which they are authorized for issuance.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at the end of each reporting period and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognizes the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss.

(d)    Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor failed to make payment when payment was due.

Financial guarantee contracts are recognized initially as a liability at fair value. Subsequent to initial recognition, financial guarantee contracts are recognized as income in the profit or loss over the period of the guarantee. If the debtor fails to make payments relating to the financial guarantee contract when it is due to the Group, as the issuer is required to reimburse the holder for the associated loss, the liability is measured at the higher of the Expected Credit Loss (“ECL”) allowance and the amount initially recognized less any cumulative amount of income/amortization recognized.

IMPAIRMENT OF FINANCIAL ASSETS

The Group recognizes an impairment loss allowance for expected credit losses on a financial asset that is measured at amortized cost.

The Group recognizes allowance for impairment loss for trade receivables based on the simplified approach in accordance with IFRS 9 Financial Instruments and measures the allowance for impairment loss based on a lifetime expected credit loss from initial recognition.

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of the asset, while twelve-month expected credit losses are the portion of expected credit losses that result from default events that are possible within the twelve (12) months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Group are exposed to credit risk.

At the end of each reporting period, the Group assesses whether there has been a significant increase in credit risk for financial assets other than trade receivables by comparing the risk of default occurring over the expected life with the risk of default since initial recognition. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve-month expected credit losses along with gross interest income are recognized. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognized. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognized.

The Group considers historical credit loss experience and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

The carrying amount of the financial asset is reduced through the use of an allowance for impairment loss account and the amount of impairment loss is recognized in profit or loss. When a financial asset becomes uncollectible, it is written off against the allowance for impairment loss account.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

BORROWING COSTS

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset is capitalized as part of the cost of the asset until when substantially all the activities necessary to prepare the asset for its intended use or sale are complete, after which such expense is charged to profit or loss. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing cost is suspended during extended periods in which active development is interrupted.

The amount of borrowing costs eligible for capitalization is the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of the borrowing.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. the Group uses a five-step approach to recognize revenue:

•        Step 1: Identify the contract(s) with a client

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•        the client simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•        the Group’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

•        the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Group recognizes revenue from the following major sources:

•        Sales of goods;

•        Service fee;

•        Rental income.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Sales of goods

The Group sales of amphibious vehicles to the customers. The Group will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Group must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer according to respective orders’ shipping terms. There are no long standing contracts with these brands and retailers.

All products sold by the Group are not given right of return. The Group offer a standard warranty on certain products. The provision for warranty is based on estimates from known and expected warranty work to be performed after sale of goods. The actual warranty expense incurred could differ from the provision made. This warranty covers defects in products under normal usage conditions. No extended warranty options are available beyond the standard warranty period.

Service fee

Service fee includes repair, installation, dismantling, freight management and so on which provided on ad hoc basis. Services fee revenue is recognized over time as services are rendered.

Rental income

Rental income includes rental of heavy machineries to customers on long term basis as well as ad hoc basis. rental income revenue is recognized over time over the period of tenancy.

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)    Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Employee Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)    Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)     Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

(d)    Defined benefits plans

Entity in Indonesia provide for Post-employment benefit obligations for eligible employees on unfunded defined benefit basis in accordance with the Labour Law in Indonesia. The obligations of the defined benefit plans are calculated as the present values of obligations at end of the reporting period using the projected unit credit method which is based on the last drawn salaries at the end of the reporting period, age and the length of service.

Service and interest costs are recognized in profit or loss. Remeasurements of the defined benefit plans which comprise actuarial gains and losses are recognized in other comprehensive income in the year in which they occur.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. In respect of the Company’s treasury shares that are held by the Company, all rights are suspended until those shares are reissued.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Group’s consolidated statements of comprehensive income.

Translation reserve

The foreign currency translation reserve is used to record foreign currency exchange differences arising from the translation of the financial statements of a foreign operation whose functional currency is different from that of the presentation currency of the Group.

RELATED PARTIES

(a)     A person, or a close member of that person’s family, is related to the Group if that person:

(i)     has control or joint control over the Group;

(ii)    has significant influence over the Group; or

(iii)   is a member of the key management personnel of the Group or the Group’s parent.

(b)    An entity is related to the Group if any of the following conditions applies:

(i)     The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)    One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)   Both entities are joint ventures of the same third party.

(iv)   One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)    The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)   The entity is controlled or jointly controlled by a person identified in (a).

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2       MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

(vii)  A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(LOSS)/EARNINGS PER SHARE

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic (loss)/earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted (loss)/earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3       CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

(a)    Allowance for expected credit losses of receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

(b)    Allowance for inventories obsolescence

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis (at least on an annual basis).

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3       CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (cont.)

The determination of net realizable value is subject to significant estimation uncertainty, in particular because the salability and margins of products are affected by factors such as changing consumer demand, technology trends, supply-related scarcity, and economic uncertainties. There is significant management judgement involved in setting expectations about future sales of slow-moving inventories items.

The review involves, but not limited to, an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Taking into account factors impacting the inventory provisioning including trading assumptions being 10% higher or lower than expected, this would result a potential outcome in an increase or decrease of the allowance for inventory obsolescence amounting to approximately USD676,000 (2023: USD499,000) in profit or loss.

4       PROPERTY, PLANT AND EQUIPMENT

	Balance as at July 1, 2022	Additions	Disposals	Exchange differences	Balance as at June 30, 2023
	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Freehold land	312	—	(295)	(17)	—
Freehold factory buildings	334	—	(171)	(19)	144
Furniture and fittings	76	9	—	(2)	83
Motor vehicles	190	—	—	(4)	186
Office equipment	122	9	—	(6)	125
Plant and machinery	428	279	(66)	(23)	618
Renovation	120	74	—	(6)	188
Signboard	10	—	—	—	10
Tools and equipment	331	24	(3)	(18)	334
	1,923	395	(535)	(95)	1,688
	Balance as at July 1, 2022	Depreciation	Disposals	Exchange differences	Balance as at June 30, 2023
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Freehold land	—	—	—	—	—
Freehold factory buildings	48	3	(33)	(2)	16
Furniture and fittings	66	4	—	(1)	69
Motor vehicles	154	13	—	(3)	164
Office equipment	97	10	—	(6)	101
Plant and machinery	335	72	(66)	(18)	323
Renovation	30	29	—	(2)	57
Signboard	8	—	—	—	8
Tools and equipment	204	22	(2)	(13)	211
	942	153	(101)	(45)	949

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4       PROPERTY, PLANT AND EQUIPMENT (cont.)

	Balance as at July 1, 2023	Additions	Disposals	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Freehold land	—	—	—	—	—
Freehold factory buildings	144	—	—	(2)	142
Furniture and fittings	83	84	—	(6)	161
Motor vehicles	186	26	(18)	(13)	181
Office equipment	125	24	(1)	(1)	147
Plant and machinery	618	446	(102)	(27)	935
Renovation	188	7	—	(7)	188
Signboard	10	1	—	—	11
Tools and equipment	334	30	(32)	(3)	329
	1,688	618	(153)	(59)	2,094
	Balance as at July 1, 2023	Depreciation	Disposals	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Freehold land	—	—	—	—	—
Freehold factory buildings	16	2	—	—	18
Furniture and fittings	69	14	—	(5)	78
Motor vehicles	164	16	(18)	(11)	151
Office equipment	101	11	(1)	(1)	110
Plant and machinery	323	123	(30)	(12)	404
Renovation	57	39	—	(3)	93
Signboard	8	1	—	—	9
Tools and equipment	211	23	(31)	(2)	201
	949	229	(80)	(34)	1,064
	2023	2024
	USD’000	USD’000
Carrying amounts
Freehold land	—	—
Freehold factory buildings	128	124
Furniture and fittings	14	83
Motor vehicles	22	30
Office equipment	24	37
Plant and machinery	295	531
Renovation	131	95
Signboard	2	2
Tools and equipment	123	128
Total property, plant and equipment	739	1,030

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4       PROPERTY, PLANT AND EQUIPMENT (cont.)

(a)     The Group made the following cash payments to purchase property, plant and equipment:

	2023	2024
	USD’000	USD’000
Cash payments on purchase of property, plant and equipment	395	618

(b)    No impairment loss had been recognized during the periods ended June 30, 2023 and June 30, 2024, respectively.

(c)     The following depreciation amounts are recognized during the year.

	2023	2024
	USD’000	USD’000
Cost of goods sold (Note 23)	97	123
Administrative expenses (Note 24)	56	94
Depreciation capitalized in inventory	—	12
	153	229

5       RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a)     Right-of-use assets

	Balance as at July 1, 2022	Additions	Lease modifications	Exchange differences	Balance as at June 30, 2023
	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Leasehold land	1,243	—	—	(69)	1,174
Leasehold buildings	787	1,286	(478)	(41)	1,554
Motor vehicles	163	46	—	(9)	200
Plant and machinery	327	—	—	(18)	309
	2,520	1,332	(478)	(137)	3,237
	Balance as at July 1, 2022	Depreciation	Lease modifications	Exchange differences	Balance as at June 30, 2023
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Leasehold land	26	25	—	(2)	49
Leasehold buildings	509	315	(478)	(35)	311
Motor vehicles	92	38	—	(6)	124
Plant and machinery	82	32	—	(6)	108
	709	410	(478)	(49)	592

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5       RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

	Balance as at July 1, 2023	Additions	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000
At Cost
Leasehold land	1,174	—	(12)	1,162
Leasehold buildings	1,554	466	(85)	1,935
Motor vehicles	200	132	(5)	327
Plant and machinery	309	148	(3)	454
Tool and equipment	—	48	—	48
	3,237	794	(105)	3,926
	Balance as at July 1, 2023	Depreciation	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Leasehold land	49	24	(1)	72
Leasehold buildings	311	396	(20)	687
Motor vehicles	124	55	(4)	175
Plant and machinery	108	46	(1)	153
Tool and equipment	—	5	—	5
	592	526	(26)	1,092
	2023	2024
	USD’000	USD’000
Carrying amounts
Leasehold land	1,125	1,090
Leasehold buildings	1,243	1,248
Motor vehicles	76	152
Plant and machinery	201	301
Tool and equipment	—	43
Total right-of-use assets	2,645	2,834

(b)    During the reporting year, the Group acquired motor vehicles, plant, machinery, and tool and equipment with a purchase price of approximately USD328,000 (2023: USD46,000). An amount of approximately USD76,000 (2023: USD15,000) was paid in cash, and the remainder of USD252,000 (2023: USD31,000) was financed by finance lease.

(c)     The following depreciation amounts are recognized during the year.

	2023	2024
	USD’000	USD’000
Cost of goods sold (Note 23)	232	245
Administrative expenses (Note 24)	178	239
Depreciation capitalized in inventories	—	42
	410	526

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5       RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

(d)    Certain leasehold land and buildings of the Group have been pledged as securities to banks for bank borrowings granted to the Group as disclosed in Note 15 to the financial statements with carrying amounts as follows:

	2023	2024
	USD’000	USD’000
Leasehold land	1,125	1,090
Leasehold buildings	195	188
	1,320	1,278

(e)     Lease liabilities

	2023	2024
	USD’000	USD’000
Non-current
Lease liabilities
– Finance leases	79	177
– Operating leases	940	642
	1,019	819
Current
Lease liabilities
– Finance leases	85	133
– Operating leases	219	664
	304	797
	1,323	1,616

The movements of lease liabilities during the financial year are as follows:

	2023	2024
	USD’000	USD’000
Lease Liabilities
Balance brought forward	264	1,323
Add: Imputed interest (Note 26)	61	100
Less: Repayments principal and interests	(306)	(438)
Add: Capitalization of new leases during the year	1,317	718
Exchange differences	(13)	(87)
Balance carried forward	1,323	1,616

(f)     The Group determines the lease term of a lease as the non-cancellable period of the lease, together with periods covered by an option to extend or to terminate the lease if the Group is reasonably certain to exercise the relevant options. Management has considered the relevant facts and circumstances that create an economic incentive for the Group to either exercise the option to extend the lease, or to exercise the option to terminate the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Group. The finance lease liabilities of the Group attract interest at rates ranging from 3.55% to 8.70% (June 30, 2023: 3.55% to 7.68%) per annum. The lease payments relating to operating lease liabilities are discounted using the annual incremental borrowing rates of the Group ranging from 3.50% to 8.90% (June 30, 2023: 3.50% to 8.90%).

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5       RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

(g)    The following amounts are recognized in the profit or loss relating to leases:

	2023	2024
	USD’000	USD’000
Depreciation on right-of-use assets	410	484
Interest expense on lease liabilities	61	100
Short term lease expenses and low value assets on (notes 23 and 24)	261	219
	732	803

(h)    Reconciliation of liabilities arising from financial activities

	2023	2024
	USD’000	USD’000
Lease liabilities
As at July 1	264	1,323

Cash flows:
– Payments of lease liabilities	(245)	(338)
– Payments of lease interests	(61)	(100)
	(306)	(438)
Non-cash flows:
– Capitalization of new leases during the year	1,317	718
– Interest expense	61	100
– Exchange differences	(13)	(87)
As at June 30	1,323	1,616

(i)     The total cash outflows for leases of the Group during the current financial year amounted to USD657,000 (June 30, 2023: USD567,000).

6       FINANCIAL ASSETS, AT FAIR VALUE THROUGH PROFIT OR LOSS

	2023	2024
	USD’000	USD’000
Investment in life insurance policies, at fair value	97	93

Movement in the investment in life insurance policies is as follows:

	2023	2024
	USD’000	USD’000
Balance brought forward	101	97
Fair value gain/(loss) on financial assets (Note 25)	2	(3)
Exchange differences	(6)	(1)
Balance carried forward	97	93

The Group has designated the investment in life insurance policy to be measured at FVTPL which is categorized as Level 2 in the fair value hierarchy.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7       DEFERRED OFFERING COSTS

	2023	2024
	USD’000	USD’000
Deferred offering costs	—	159

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Group’s initial public offering of Ordinary Shares (“Offering Shares”). Upon completion of the IPO, incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

8       OTHER RECEIVABLES

	2023	2024
	USD’000	USD’000
Non-current
Other receivables	3	3
Advance to suppliers	33	33
Less: Impairment losses	(36)	(36)
	—	—

Current
Other receivables	18	22
Advance to suppliers	246	280
Deposits	118	75
Prepayments	64	56
	446	433
Total other receivables	446	433

(a)     Other receivables and deposits are classified as financial assets and measured at amortized cost represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

(b)    Movements in allowance for impairment accounts for non-current other receivables are as follows:

	Lifetime ECL-credit impaired USD’000	Total allowance USD’000
As at July 1, 2022	38	38
Exchange differences	(2)	(2)
As at June 30, 2023 and June 30, 2024	36	36

Credit impaired refers to individually determined debtors who are in significant financial difficulties as at the end of the reporting period.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9       INVENTORIES

	2023	2024
	USD’000	USD’000
At cost
Raw materials and consumables	1,190	1,998
Work-in-progress	282	179
Finished goods	5,498	6,523
	6,970	8,700
Less: Allowance for stock obsolescence
Raw materials and consumables	(55)	(49)
Work-in-progress	(17)	(7)
Finished goods	(1,906)	(1,882)
	(1,978)	(1,938)

At cost and net realizable value
Raw materials and consumables	1,135	1,949
Work-in-progress	265	172
Finished goods	3,592	4,641
	4,992	6,762

The movement in allowance for inventory obsolescence was as follow:
At the beginning of year	1,645	1,978
Allowance for inventory obsolescence, net (Note 23)	376	86
Exchange differences	(43)	(126)
At the end of year	1,978	1,938

The amount of inventories recognized as expenses in cost of goods sold of the Group was USD8,965,000 (June 30, 2023: USD5,096,000).

The Group carried out a review of the realizable value of its inventories and the review led to the allowance for inventories obsolescence of down of inventories to net realizable value of USD86,000 (June 30, 2023: USD376,000) was recognized in profit or loss.

10     TRADE RECEIVABLES

	2023	2024
	USD’000	USD’000
Trade receivables – third parties	2,023	2,882
Less: Impairment losses	(628)	(636)
	1,395	2,246

(a)     Trade receivables are classified as financial assets and measured at amortized cost.

(b)    Trade receivables are unsecured, non-interest bearing and are generally on 30 to 60 days (2023: 30 to 60 days) credit terms.

(c)     Impairment for trade receivables is recognized based on the simplified approach using the lifetime expected credit losses.

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of the asset. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10     TRADE RECEIVABLES (cont.)

The Group considers historical credit loss experience and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

During this process, the probability of non-payment by the trade receivables is adjusted by forward looking information and multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognized within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Individual assessment of impairment of trade receivables are separately assessed when it is probable that cash due will not be received in full.

Significant judgement is required in determining the probability of default by trade receivables and appropriate forward-looking information.

The ageing analysis of the Group’s trade receivables are as follows:

	2023
	Gross carrying amount USD’000	Loss allowance USD’000	Net balance USD’000
Current	440	(40)	400

Past due
– 1 to 30 days	197	(10)	187
– 31 to 60 days	123	(16)	107
– 61 to 90 days	35	(2)	33
– 91 to 120 days	69	(8)	61
– 121 to 150 days	—	—	—
– 151 to 180 days	50	(7)	43
– 181 to 210 days	17	(3)	14
– 211 to 240 days	38	(6)	32
– 241 to 270 days	1	—	1
– 251 to 280 days	117	(18)	99
More than 280 days	490	(72)	418
	1,137	(142)	995
Credit impaired
Individually impaired	446	(446)	—
	2,023	(628)	1,395

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10     TRADE RECEIVABLES (cont.)

	2024
	Gross carrying amount USD’000	Loss allowance USD’000	Net balance USD’000
Current	1,493	(88)	1,405

Past due
– 1 to 30 days	183	(10)	173
– 31 to 60 days	132	(8)	124
– 61 to 90 days	66	(3)	63
– 91 to 120 days	90	(6)	84
– 121 to 150 days	35	(2)	33
– 151 to 180 days	2	—	2
– 181 to 210 days	—	—	—
– 211 to 240 days	—	—	—
– 241 to 270 days	70	(4)	66
– 251 to 280 days	18	(2)	16
More than 280 days	298	(18)	280
	894	(53)	841
Credit impaired
Individually impaired	495	(495)	—
	2,882	(636)	2,246

(d)    Movements in allowance for impairment accounts for trade receivables are as follows:

	Lifetime ECL- allowance USD’000	Credit impaired USD’000	Total allowance USD’000
As at July 1, 2022	173	440	613
Charge for the financial year	19	6	25
Exchange differences	(10)	—	(10)
As at June 30, 2023	182	446	628

As at July 1, 2023	182	446	628
(Reversal)/charge for the financial year	(37)	51	14
Exchange differences	(4)	(2)	(6)
As at June 30, 2024	141	495	636

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11     OTHER TAX RECEIVABLES AND OTHER TAX PAYABLES

	2023	2024
	USD’000	USD’000
Other tax receivables	1,450	2,160
Other tax payables	(146)	(52)
	1,304	2,108

Included in other tax receivables and payables of the Group were mainly withholding taxes (“Pajak Penghasilan”) and value added tax (“Pajak Pertambahan Nilai”) receivables from or payables to the tax authority of Republic of Indonesia.

12     CASH AND CASH EQUIVALENTS

	2023	2024
	USD’000	USD’000
Cash and bank balances	1,019	1,575
Deposits with financial institutions	756	899
	1,775	2,474

(a)     Cash and bank balances are classified as financial assets and measured at amortized cost.

(b)    Deposits with financial institutions of the Group amounting to USD637,000 (June 30, 2023: USD523,000) are pledged as securities for bank borrowings as disclosed in Note 15 to the consolidated financial statements.

(c)     Fixed deposits will mature within 1 to 12 months (June 30, 2023: 1 to 12 months) from the year end and the effective interest rate on the fixed deposits ranging between 2.25% and 2.80% (June 30, 2023: 1.65% and 2.65%; 2022:1.30% and 1.70%) per annum.

(d)    For the purpose of the statements of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	2023	2024
	USD’000	USD’000
Cash and bank balances	1,019	1,575
Deposits with financial institutions	756	899
Less:
Deposits pledged with financial institutions and maturities for more than 3 months from the date of acquisition	(523)	(637)
Cash and cash equivalents presented in the statements of cash flows	1,252	1,837

(f)     The restricted cash which has restriction in use and its movement mainly pertain to the additional collaterals secured for the bank facilities as disclosed in the Note 15 to the consolidated financial statements.

(g)    No expected credit loss is recognized arising from the cash and bank balances and deposits with financial institutions as the probability of default by these financial institutions is clearly trivial.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13     TRADE PAYABLES

	2023	2024
	USD’000	USD’000
Trade payables – third parties	1,648	1,811

(a)     Trade payables are classified as financial liabilities and measured at amortized cost.

(b)    Trade payables are unsecured, non-interest bearing and are generally on 30 to 90 days (2023: 30 to 90 days) credit terms.

14     OTHER PAYABLES

	2023	2024
	USD’000	USD’000
Other payables
Other payables – third parties	272	252
Accruals	219	414
Provision for warranty (note 14.1)	47	74
Provision for unutilized leave	21	15
	559	755

(a)     Other payables and accruals are classified as financial liabilities and measured at amortized cost.

(b)    Movements in provision for warranty are as follows:

Total allowance USD’000
As at July 1, 2022	49
Utilized during the year	(40)
Provision made during the year	41
Exchange differences	(3)
As at June 30, 2023	47
Utilized during the year	(46)
Provision made during the year	74
Exchange differences	(1)
As at June 30, 2024	74

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15     BORROWINGS

	2023	2024
	USD’000	USD’000
Current
Banker acceptance	558	534
Term loans	93	97
	651	631
Non-current
Trust receipts	—	15
Term loans	757	651
	757	666
Grand total	1,408	1,297

Total borrowings
Banker acceptance	558	534
Trust receipts	—	15
Term loans	850	748
	1,408	1,297

(a)     Bank borrowings:

	2023	2024
	USD’000	USD’000
Current
Term loan I	72	75
Term loan II	21	22
	93	97
Non-current
Term loan I	713	630
Term loan II	44	21
	757	651
Total bank borrowings	850	748

Term loan I:      The Company entered into a banking facility amounting to USD906,000 (equivalent to approximately RM4,254,000) on November 5, 2021, with an effective interest rate of 1.15% (June 30, 2023: BLR + 1.15%) per annum over the bank prevailing 1,3,6,9 or 12 months’ effective Cost Of Funds (COF) on monthly rests and repayable over 53 month in equal monthly installments of approximately USD9,000 (equivalent to approximately RM41,000).

a)      A personal guarantees from Wong Kok Seng and Salim Podiono amounting to a total of approximately USD4,691,000 (equivalent to approximately RM22,016,000);

b)     A life insurance policy for directors and key employees of the group amounting to a total of approximately USD155,000 (equivalent to approximately RM727,000); and

c)      A leasehold land and buildings as disclosed in Note 5 to the consolidated financial statements.

d)    A fixed deposit pledged as disclosed in Note 12 to the consolidated financial statements.

(Collectively known as “Term Loan General Collaterals”)

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15     BORROWINGS (cont.)

Term loan II:     The Company entered into a banking facility amounting to USD107,000 (equivalent to approximately RM500,000) on July 5, 2021, with an effective interest rate of 1.25% (June 30, 2023: BLR + 1.25%) per annum over the bank prevailing 1,3,6,9 or 12 months’ effective Cost Of Funds (COF) on monthly rests and repayable over 53 month in equal monthly installments of USD2,000 (equivalent to approximately RM9,300).

The term loan is secured by Term Loan General Collaterals.

The term loans repayable after one year which are classified as current liabilities that are subject to repayment on demand clauses are not expected to be settled within one year.

The Group is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise its discretion to demand repayment for so long as the Company continues to meet the requirements.

b)      Other bank borrowings:

	2023	2024
	USD’000	USD’000
Banker acceptance	558	534
Trust receipts	—	15
Total other bank borrowings	558	549

Banker acceptances amounting to USD534,000 (June 30, 2023: USD558,000) are repayable on demand with a maximum tenor of up to 120 days (June 30, 2023: 120 days). It bears interest between 3.32% and 5.18% (June 30, 2023: 3.32% and 5.08%) per annum.

Trust receipts amounting to USD15,000 (June 30, 2023: Nil) are repayable on demand with a maximum tenor of up to 184 days (2023: Nil). It bears interest at 10.25% per annum.

The other bank borrowings were secured by the Term Loan General Collaterals.

(c)     The maturity dates for the Group’s outstanding bank borrowings as of June 30, 2023 and 2024 are as follows:

	Within 1 year	1 – 2 years	2 – 5 years	More than 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Balance as of June 30, 2024
Banker acceptance	534	—	—	—	534
Trust receipts	—	15	—	—	15
Term loans	97	99	257	295	748

Balance as of June 30, 2023
Banker acceptance	558	—	—	—	558
Term loans	93	98	270	389	850

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15     BORROWINGS (cont.)

(d)    Reconciliation of liabilities arising from financing activities

The table below details changes in borrowings of the Group arising from financing activities, including both cash and non-cash changes. Borrowings arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statements of cash flows of the Group as cash flows from financing activities.

	July 1	Interest expense	Cash flows	June 30
	USD’000	USD’000	USD’000	USD’000
Balance as of June 30, 2023
Banker acceptance	1,037	15	(494)	558
Term loan	1,000	37	(187)	850
	2,037	52	(681)	1,408

Balance as of June 30, 2024
Banker acceptance	558	26	(50)	534
Trust receipts	—	—	15	15
Term loan	850	36	(138)	748
	1,408	62	(173)	1,297

(e)     At the end of the reporting period, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s (loss)/profit net of tax would have been approximately USD65,000 (June 30, 2023: USD70,000) higher/lower, arising mainly as a result of lower/higher interest expense on bank borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

(f)     As of June 30, 2024, the Company has undrawn committed banking facilities of approximately USD3.69 million (June 30, 2023: USD3.28 million) in respect of which all conditions precedent had been met.

16     AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties represent unsecured advances for working capital management from directors of the Company and a subsidiary, which are non-interest bearing and repayable within the next twelve (12) months.

17     AMOUNT DUE TO A SHAREHOLDER

Amount due to a shareholder represents unsecured advances for working capital management, which are non-interest bearing and repayable within the next twelve (12) months.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18     POST-EMPLOYMENT BENEFIT OBLIGATIONS

	2023	2024
	USD’000	USD’000
At 1 July	120	136
Charged for the year recognized in profit or loss
Interest cost	4	9
Current service cost	20	34
	24	43

Recognized in other comprehensive income:
Actuarial (loss)/gains arising from changes in assumption in respect of:
– current year	(6)	170
Exchange differences	(2)	(19)
At 30 June	136	330

The amounts recognized on the statements of financial position are determined as follows:
Present value of obligations	136	330
Net liabilities	136	330

(a)     The Group provides additional provisions for employee service entitlements in order to meet the minimum benefits required to be paid to qualified employees, as required under the Indonesian Labour Law No. 6/2023 (the “Labour Law”). The said additional provisions, which are unfunded, are estimated using actuarial calculations. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

(b)    The Group’s obligation under the defined benefit plan is determined based on the actuarial valuations by an independent actuary who hold recognized and relevant professional qualification.

The fair value of Post-employment benefit obligations is categorized as Level 3 in the fair value hierarchy. There is no transfer between levels in the hierarchy during the financial year.

(c)     Principal actuarial assumptions used at the end of the reporting period in respect of the Group’s defined benefit plans are as follows:

	2023	2024
	%	%
Discount rate	6.71	7.10
Expected increment rate of salary	5.00	5.00

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18     POST-EMPLOYMENT BENEFIT OBLIGATIONS (cont.)

(d)    The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

		2023 Impact on post-employment benefit obligations Increase/ (Decrease)	2024 Impact on post- employment benefit obligations Increase/ (Decrease)
		USD’000	USD’000
Discount rate	+ 1%	(11)	(20)
	– 1%	13	22
Future salary	+ 1%	12	23
	– 1%	(11)	(21)

19     DEFERRED TAX LIABILITIES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	2023	2024
	USD’000	USD’000
Deferred tax liabilities
Accelerated tax depreciation
At beginning of year	83	78
Exchange differences	(5)	(1)
At end of year	78	77

The Group has unutilized tax losses of approximately USD182,000 and USD644,000 as of June 30, 2024 and 2023 available for offset against future profits, respectively. As of June 30, 2024, the unutilized tax losses can be carried forward up to 5 years. No deferred tax asset has been recognized in respect of the following significant net tax benefits due to the unpredictability of future profit streams.

The component of unrecognized deferred tax asset is as follows:

	2023	2024
	USD’000	USD’000
Unrecognized Deferred tax assets
Unutilized tax losses
At beginning of year	—	644
Addition/(utilized) during the year, net	644	(439)
Exchange differences	—	(23)
At end of year	644	182

Unrecorded deferred tax benefits @ 22%	142	40

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. The Group has not identified any uncertain tax positions requiring a reserve as of June 30, 2023 and 2024.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20     SHARE CAPITAL

	2023	2024
	USD’000	USD’000
Paid up capital:
3,020,001 ordinary shares
At beginning of the financial year/end of the financial year	870	870

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one (1) vote per share at meetings of the Group. All ordinary shares rank equally with regard to the Group’s residual assets.

21     OTHER RESERVES

	Note	2023	2024
		USD’000	USD’000
Non-distributable:
Foreign currency translation reserve	(a)	(851)	(1,550)
Post-employment benefit obligations reserve	(b)	6	(164)
		(845)	(1,714)

(a)     The foreign currency translation reserve is used to record foreign currency exchange differences arising from the translation of the financial statements of a foreign operation whose functional currency is different from that of the presentation currency of the Group.

(b)    The Post-employment benefit obligations reserve represents the remeasurement of the Group’s post-employment benefit obligations, comprising actuarial gains and losses recognized in other comprehensive income. This amount will not be reclassified to profit or loss in subsequent periods and are therefore transferred to a non-distributable reserve within equity.

22     REVENUE

(a)    Sales of goods by product:

	2023		2024
	USD’000%		USD’000%
Recognized at point in time:
Sales of goods
Amphibious machinery	6,700	74.6%	18,289	88.4%
Aquatic weed harvesters	125	1.4%	—	—
Dredgers	69	0.8%	156	0.8%
Sales of parts	1,676	18.7%	1,523	7.3%
	8,570	95.5%	19,968	96.5%

Recognized over time:
Rendering of services
Service income	193	2.2%	486	2.3%
Rental of machinery	205	2.3%	243	1.2%
	398	4.5%	729	3.5%
	8,968	100.0%	20,697	100.0%

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22     REVENUE (cont.)

(b)    Sales of goods and services by geographical locations:

	2023		2024
	USD’000%		USD’000%
Asia Pacific	7,335	81.8%	19,394	93.7%
Europe	998	11.2%	925	4.5%
Middle East	353	3.9%	317	1.5%
Africa	145	1.6%	—	—
South America	137	1.5%	—	—
North America	—	—	61	0.3%
	8,968	100.0%	20,697	100.0%

(c)     Contract liabilities

The movement in contract liabilities during the year are as follows:

	2023	2024
	USD’000	USD’000
Contract liabilities
As at July 1	332	314
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(332)	(314)
Cash received, excluding amount recognized as revenue during the year	326	242
Unsatisfied performance obligations expected to be recognized in the next twelve months	—	755
Exchange differences	(12)	(7)
As at June 30	314	990

Contract assets represent to the Company’s rights to consideration for works completed but not billed. Contract assets are transferred to trade receivables when the rights become unconditional which usually occurs when the customers are billed. Contract liabilities represent advances received from customers in respect of unfulfilled services as at the balance sheet date. These will be recognized as revenue when customers obtain or transfer control of the services and performance obligations are satisfied in the next financial year.

(d)    Unsatisfied performance obligations

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at June 30, 2023 and June 30, 2024 that may be recognized as revenue in the next year as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. This amount does not include variable consideration, which is subject to significant risk of reversal.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23     COST OF GOODS SOLD

Included in the cost of goods sold were the following items:

	Note	2023	2024
		USD’000	USD’000
Purchase of inventories		4,497	9,838
Changes in inventories		223	(959)
Employee benefit expenses	29	807	1,003
Depreciation of property, plant and equipment	4	97	123
Depreciation of right-of-use assets	5	232	245
Inventories write down	9	376	86
Short term lease expenses and low value assets	5	84	12

24     OPERATING (LOSS)/PROFIT

The following items have been charged/(credited) in arriving at operating (loss)/profit:

	Note	2023	2024
		USD’000	USD’000
Selling and marketing expenses
Advertising		107	108
Consultation fee		45	49
Carriage expenses		252	250
Commission expenses		228	666
Travelling and transportation expenses		150	294
Technical services and supplies		262	163

Administrative expenses
Employee benefit expenses	29	984	1,223
Unrealized loss on foreign exchange, net		27	16
Depreciation of property, plant and equipment	4	56	94
Depreciation of right-of-use assets	5	178	239
Consultation fee		119	57
Commission expenses		16	14
Other tax expenses		113	8
Transportation expenses		6	12
Insurance expenses		52	65
Professional fees		22	22
Repair and maintenance		14	44
Short term lease expenses and low value assets	5	177	207

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25     OTHER INCOME

Included in the other income were the following items:

	2023	2024
	USD’000	USD’000
Sales of scrap iron	91	110
Realized gain on foreign exchange, net	52	101
Gain on disposal of property, plant and equipment	169	19
Interest income	25	37
Forfeiture of income	6	18
Fair value gain/(loss) on financial assets (Note 6)	2	(3)
Service income	—	48
Real property gains tax	6	—

26     FINANCE COST

	Note	2023	2024
		USD’000	USD’000
Bankers’ acceptance interest	15	15	26
Term loan interest	15	37	36
Lease liabilities	5	61	100
		113	162

27     INCOME TAX EXPENSES

	2023	2024
	USD’000	USD’000
Tax expenses recognized in profit or loss
Current income tax
Current financial year	163	1,535
Total income tax expenses recognized in profit or loss	163	1,535

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

Malaysia

UMSB is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the Company has a paid-up capital of MYR2.5 million or less, and gross income from business of not more than MYR50 million, the tax rate will be 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

Indonesia

UI and UMI are subject to Indonesia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Indonesia tax laws. The standard corporate income tax rate in Indonesia is 22%.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27     INCOME TAX EXPENSES (cont.)

Japan

UJ subject to Japan Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Japan tax laws. The standard corporate income tax rate in Japan is 23.2%. However, if the Company has a paid-up capital of JPY100 million or less, the tax rate will be 19% on the first JPY8 million and 23.2% on amount exceeding JPY8 million.

The numerical reconciliation between the tax expense and the product of accounting (loss)/profit multiplied by the applicable tax rates of the Group are as follows:

	2023	2024
	USD’000	USD’000
Profit before income taxes	(669)	5,683
Tax calculated at tax rate of 24% (June 30, 2023: 24%)	(161)	1,364
Effects of:
– Different tax rate in other countries	10	(50)
– Deferred tax assets not recognized and, origination and reversal of temporary differences	142	31
– Utilization of previously unrecognized deferred tax assets	—	(128)
– Non-deductible expenses	283	391
– Non-taxable income	(111)	(73)
	163	1,535

The Group operates in multiple jurisdictions, some of which have enacted legislation to implement the Pillar Two rules. As of the reporting date, the Group has applied the mandatory exception from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as permitted by IAS 12.

28     DIVIDENDS

	2023	2024
	USD’000	USD’000
For the financial year ended June 30, 2024:
Interim single-tier dividend of RM0.79 (USD0.17) based on 3,000,000 ordinary shares, declared on April 3, 2024 and paid on April 15, 2024	—	502

For the financial year ended June 30, 2023:
Interim single-tier dividend of IDR100,000 (USD6.66) based on 20,000 ordinary shares, declared on December 22, 2022 and paid on December 30, 2022	133	—

29     EMPLOYEE BENEFIT EXPENSES

	2023	2024
	USD’000	USD’000
Salaries, wages and bonuses	1,639	2,048
Contributions to defined contribution plans	102	110
Post-employment benefits (Note 18)	24	43
Social security contributions	26	25
	1,791	2,226

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30     SIGNIFICANT RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company and Group of entities
Armstrong Machinery Sdn. Bhd.	A company Mr. Wong Kok Seng, has an equity interest
Ultratrex Holdings Sdn. Bhd.	A company Mr. Halim, Mr. Wong Kok Seng, have an equity interest
SAP Capital Pte Ltd	A company Mr. Halim is a Director and has an equity interest
Mr. Salim Podiono	Shareholder

Significant Related party transactions:

During the year, in addition to the information disclosed elsewhere in these consolidated financial statements, the Group entities and the Company entered into the following transactions with related parties at rates and terms agreed between the parties as follows:

Name	Nature	Description	2023	2024
			USD’000	USD’000
Armstrong Machinery Sdn. Bhd.	Trade	Sales of goods	273	*
SAP Capital Pte Ltd	Trade	Purchase of goods	408	1,481
SAP Capital Pte Ltd	Non-trade	Technical support fee	—	20
Salim Podiono(a)	Non-trade	Rental	31	105

____________

*        Amount is insignificant and lesser than USD1,000

(a)     Salim Podiono

On January 23, 2023, PT Ultratrex Machinery Indonesia entered into a lease agreement with Salim Podiono to rent the warehouse and factory at Jalan Jombor-Pokak, RT. 01/RW.01, Jombor Sub-district, Ceper District, Klaten Regency, Central Java Province, Indonesia from Mr. Salim for a total rental of USD141,255 (equivalent to IDR2,222,222,222) per month for the first year and increase to USD211,883 (equivalent to IDR3,333,333,333) for the next 4 years.

On June 14, 2023, PT Ultratrex Indonesia entered into a lease agreement with Salim Podiono to rent the land at Jalan Jombor-Pokak RT/RW 01/01, Klaten, Central Java, Indonesia from Mr. Salim for a total rental of USD47,085 (equivalent to IDR740,740,740) for 16 months.

The right-of-use assets and lease liabilities were disclosed in the note 5 to the consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30     SIGNIFICANT RELATED PARTY TRANSACTIONS (cont.)

The balances with related parties as at June 30, 2023 and 2024 are as follows:

	Nature of transactions	2023	2024
		USD’000	USD’000
Amounts due from related parties
Armstrong Machinery Sdn Bhd	Trade	*	*
Ultratrex Holdings Sdn. Bhd.	Non-trade	1	2
SAP Capital Pte Ltd	Non-trade	19	—

Amounts due to related parties
SAP Capital Pte Ltd	Trade	(65)	—
Halim Podiono	Non-trade	(278)	(34)
Yoshie Irie	Non-trade	(17)	(48)

Amount due to a shareholder
Salim Podiono	Non-trade	(419)	(414)

____________

*        Amount is insignificant and lesser than USD1,000

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group, directly and indirectly, including any Director (whether executive or otherwise) of the Group.

The remuneration of the Directors of the Group during the financial year were as follows:

	2023	2024
	USD’000	USD’000
Key management personnel of the Group (including Director’s remuneration)
Salaries	123	142
Bonuses	55	63
Allowances	84	65
Contributions to defined contribution plans	16	18
Total	278	288

Key management personnel of the subsidiaries (including Directors of the subsidiaries’ remuneration, other than disclosed in the KMP of the Group)
Salaries	193	207
Bonuses	65	69
Allowances	109	90
Contributions to defined contribution plans	16	18
Total	383	384

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31     FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2023	2024
	USD’000	USD’000
Financial assets at amortized cost
Trade receivables	1,395	2,246
Other receivables	136	97
Cash and cash equivalents	1,775	2,474
	3,306	4,817

Financial liabilities at amortized cost
Trade payables	1,648	1,811
Other payables	491	666
Borrowings	1,408	1,297
Lease liabilities	1,323	1,616
Amounts due to related parties	295	82
Amount due to a shareholder	419	414
	5,584	5,886

32     CAPITAL AND FINANCIAL RISK MANAGEMENT

(a)     Capital management

The capital structure of the Group mainly comprises share capital and retained earnings. The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Group may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ended June 30, 2023, and June 30, 2024.

The Group is not subject to any other externally imposed capital requirements.

As of the end of reporting date, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.

(b)    Financial risk management

The financial risk management objective of the Group is to optimize value creation for shareholders whilst minimizing the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

The Directors of the Group review and agree policies and procedures for the management of these risks, which are executed by the management of the Group. It is, and has been the policy of the Group, throughout the current and previous financial year that no derivatives shall be undertaken.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The following sections provide details regarding the exposure of the Group to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)     Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables and other receivables.

Concentrations

The Board of Directors determines concentrations of credit risk by on-going monitoring the creditworthiness rating of existing customers and through an on-going review of the trade receivables’ ageing analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics. Customers that are graded as “high risk” are placed on a restricted customer list, and future credit sales are made only with approval of the Board of Directors, otherwise payment in advance is required.

The Group does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics, except for approximately 57% and 42% of the Group’s trade receivables arose from four and two group of customers respectively, as of June 30, 2023 and 2024.

In addition, the following table sets forth a summary of single customers whom represent 10% or more of the Group’s total revenue:

	2023	2024
	USD’000	USD’000
Amount of the Group’s revenue by customers
Customer A	814	2,253
Customer B	766	2,050
Customer C	491	1,308

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
2023
Trade receivables	Lifetime ECL – Not credit-impaired	1,577	(182)	1,395
Trade receivables	Lifetime ECL – Credit-impaired	446	(446)	—
		2,023	(628)	1,395

Other receivables	Lifetime ECL – Credit-impaired	36	(36)	—
Other receivables	12-month ECL	136	—	136
		2,195	(664)	1,531

2024
Trade receivables	Lifetime ECL – Not credit-impaired	2,387	(141)	2,246
Trade receivables	Lifetime ECL – Credit-impaired	495	(495)	—
		2,882	(636)	2,246

Other receivables	Lifetime ECL – Credit-impaired	36	(36)	—
Other receivables	12-month ECL	97	—	97
		3,015	(672)	2,343

At the end of the reporting period, the maximum exposure to credit risk of the Group is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

(ii)    Liquidity risk management

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The Group is actively managing its operating cash flows to ensure all commitments and funding needs are met. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The following table summarizes the remaining contractual maturities for its non-derivative financial liabilities. The table has been drawn up based on undiscounted cash flows of financial liabilities based on the earlier of the contractual date or when the Company is expected to pay. The table includes both expected interest and principal cash flows.

	Less than 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total undiscounted cash flow
	USD’000	USD’000	USD’000	USD’000	USD’000
June 30, 2024
Trade payables	1,811	—	—	—	1,811
Other payables	755	—	—	—	755
Lease liabilities	874	515	327	—	1,716
Borrowings	663	142	315	358	1,478
Amounts due to related parties	82	—	—	—	82
Amount due to a shareholder	414	—	—	—	414
	4,599	657	642	358	6,256

June 30, 2023
Trade payables	1,648	—	—	—	1,648
Other payables	559	—	—	—	559
Lease liabilities	394	624	452	—	1,470
Borrowings	688	130	340	469	1,627
Amounts due to related parties	295	—	—	—	295
Amount due to a shareholder	419	—	—	—	419
	4,003	754	792	469	6,018

(iii)   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group would fluctuate because of changes in market interest rates. The exposure of the Group to interest rates risk arises primarily from their floating interest rate borrowings such as variable rate. This policy is managed centrally. The Group does not use derivative financial instruments to hedge this risk.

The interest rate profile and sensitivity analysis of interest rate risk have been disclosed in Note 15 to the financial statements.

(iv)   Foreign currency risk

Foreign exchange risk arises when individual entities within the Group enters into transactions denominated in a currency other than their functional currency. The Group’s policy is, where possible, to allow individual entities within the Group to settle liabilities denominated in their functional currency) with the cash generated from their own operations in that currency. Where individual entities within the Group have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within the Group.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the functional currencies of the operating entities. Exposure in foreign currency is monitored on an ongoing basis and the Group endeavors to keep the net exposure at an acceptable level.

The significant foreign currency profile and sensitivity analysis have been disclosed in the following.

	Ringgit Malaysia (MYR)	United States Dollar (USD)	Indonesia Rupiah (IDR)	Japanese Yen (JPY)	Euro (EUR)
	USD’000	USD’000	USD’000	USD’000	USD’000
June 30, 2024
Financial assets
Trade receivables	1,032	165	895	257	103
Other receivables	502	185	977	—	580
Cash and cash equivalents	75	—	22	—	—
	1,609	350	1,894	257	683

Financial liabilities
Trade payables	701	55	735	—	320
Other payables	207	335	117	7	—
Borrowings	1,282	—	15	—	—
Lease liabilities	660	—	956	—	—
Amounts due to related parties	448	—	—	48	—
Amount due to a shareholder	—	—	—	—	—
	3,298	390	1,823	55	320
Net financial assets/(liabilities)	(1,689)	(40)	71	202	363
Add: Net financial assets/(liabilities) denominated respective entities’ functional currency	1,694	—	(115)	(202)	—
Currency exposure of financial assets/(liabilities), net of those denominated in the Company’s functional currency	5	(40)	(44)	—	363

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

	Ringgit Malaysia (MYR)	United States Dollar (USD)	Indonesia Rupiah (IDR)	Japanese Yen (JPY)	Euro (EUR)
	USD’000	USD’000	USD’000	USD’000	USD’000
June 30, 2023
Financial assets
Trade receivables	774	204	576	151	43
Other receivables	610	285	230	—	270
Cash and cash equivalents	70	—	66	—	—
	1,454	489	872	151	313

Financial liabilities
Trade payables	617	394	524	—	113
Other payables	183	196	104	8	—
Borrowings	1,408	—	—	—	—
Lease liabilities	367	—	956	—	—
Amounts due to related parties	453	—	—	18	—
Amount due to a shareholder	—	—	243	—	—
	3,028	590	1,827	26	113
Net financial assets/(liabilities)	(1,574)	(101)	(955)	125	200
Add: Net financial assets/(liabilities) denominated respective entities’ functional currency	1,569	—	999	(125)	—
Currency exposure of financial assets/(liabilities), net of those denominated in the Company’s functional currency	(5)	(101)	44	—	200

Strengthening of USD against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	2023	2024
	USD’000	USD’000
MYR strengthening 10%	1	(1)
USD strengthening 10%	(10)	4
IDR strengthening 10%	(4)	4
JPY strengthening 10%	—	—
EUR strengthening 10%	(20)	(36)

Weakening of USD against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(v)    Fair values

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3 based on the degree to which the fair value is observable.

Level 1	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2

fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3	fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The recurring fair value measurements under the relevant fair value hierarchy have been disclosed in the Notes 6 and 18 to the consolidated financial statements.

Fair value of financial instruments

Assets and liabilities not measured at fair value

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The management considers that the carrying amounts of the Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Group’s borrowings are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The Group’s non-performance risk as at June 30, 2023 and 2024 was assessed to be insignificant.

The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to consolidated financial statements.

Transfers between levels of fair value hierarchy

During the financial year, there were no assets or liabilities transferred between Level 1 and Level 2 or transfers into or out of Level 3. The Company’s policy is to recognize transfers (if any) between levels of fair value hierarchy at the end of the reporting period during which they occur.

Valuation policies and procedures

The board of directors oversees the Company’s financial reporting and valuation processes and is responsible for setting and documenting the Company’s valuation policies and procedures.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33     SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Group’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group operates in a single business segment which is the business of involves in manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts.

Please refer to Note 16 Revenue for the disclosure of operating segment by geographical.

34     FINANCIAL GUANRANTEE CONTRACTS

The Group exposed to credit risk in relation to financial guarantees given to banks on certain subsidiaries’ borrowings. The Group’s maximum exposure are the maximum amount the Group could have to pay if the guarantee is called on. As of June 30, 2024, these subsidiaries borrowings of USD15,000 (June 30, 2023: USD Nil) was guaranteed by the Group. For the financial guarantee issued, the Group has assessed that these subsidiaries have sufficient financial capabilities to meet its contractual cash flows obligation in the near future hence, does not expect any material loss allowance under 12-month expected credit loss model.

35     CONTRACTUAL COMMITMENTS

Capital commitments

At the end of the reporting date, commitments in respect of capital expenditure are as follows:

	2023	2024
	USD’000	USD’000
Capital expenditure contracted but not provided for:
Property, plant and equipment	—	183

36     EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

The Company has assessed all events occurred from June 30, 2024, up through April 22, 2025, which is the date that these consolidated financial statements are available to be issued. There are not any material subsequent events that would require disclosure in these consolidated financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and Directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Memorandum and Articles of Association provide that to the extent permitted by law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of our Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in the Articles of Association on condition that the director (including alternate director), secretary or officer must repay the amount paid by the Company to the extent that the Company is ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriter of us and our officers and Directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriter furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

The Company was incorporated in the Cayman Islands with limited liability on August 15, 2024.

On August 15, 2024, at incorporation, 1 Class B Share was issued and allotted to Ogier Global Subscriber (Cayman) Limited. Subsequently on September 11, 2024, Ogier Global Subscriber (Cayman) Limited transferred 1 Class B Share to Halim Podiono and on the same day, the Company issued and allotted 4,999,999 Class B Shares to Halim Podiono at par value. After completion of the share transfer and the share allotment on September 11, 2024, Halim Podiono became the sole shareholder of the Company, holding 5,000,000 Class B Shares.

None of the offerees is a U.S. person. These transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

6)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)      That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Memorandum of Association and Articles of Association of the Registrant
4.1**	Form of Underwriters’ Warrant
5.1**	Opinion of Ogier regarding the validity of Class A Shares being registered
5.2**	Opinion of Ortoli Rosenstadt regarding the validity of the underwriters’ warrants being registered
8.1**	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1**	Employment Agreement between the Registrant and Mr. Halim Podiono
10.2**	Employment Agreement between the Registrant and Mr. Wong Kok Seng
10.3**	Employment Agreement between the Registrant and Mr. Taslim Podiono
10.4**	Independent Director Offer Letter between the Registrant and [—]
10.5**	Independent Director Offer Letter between the Registrant and [—]
10.6**	Independent Director Offer Letter between the Registrant and [—]
10.7**	Director Offer Letter between the Registrant and Mr. Halim Podiono
10.8**	Director Offer Letter between the Registrant and Mr. Wong Kok Seng
14.1**	Code of Ethics of the Registrant
14.2**	Insider Trading Policy of the Registrant
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of WWC, P.C.
23.2**	Consent of Ogier (included in Exhibit 5.1)
24.1**	Form of Power of Attorney (included on signature pages)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nomination Committee Charter
99.4**	Consent of [—] as a director nominee
99.5**	Consent of [—] as a director nominee
99.6**	Consent of [—] as a director nominee
99.7**	Executive Compensation Recovery Policy of the Registrant
107**	Filing Fee Table

____________

*        Filed herewith

**      To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [—], 2025.

UltraTrex Inc.
By:
Name:	Wong Kok Seng
Title:	Executive Director and Chief Executive Officer (Principal Executive Officer)
By:
Name:	Taslim Podiono
Title:	Chief Financial Officer (Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wong Kok Seng and [—], each acting singly as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: [—]
Mr Wong Kok Seng, Executive Director and Chief Executive Officer (principal executive officer)
Date: [—]
Mr Taslim Podiono, Chief Financial Officer (principal financial officer, its controller or principal accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York, United States of America on [—], 2025.

[—]
By:	[—]
Name:	[—]
Title:	Senior Vice-President on behalf of [—]